Form 20-F
period 2025-06-30
Basel Medical Group Ltd
filed 2025-11-18
CIK 2004489

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-42527

Basel Medical Group Ltd

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive offices)

Dr. Darren Yen Feng Chhoa

contact@baselmedical.com

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares with no par value	BMGL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business covered by the annual report: 18,785,750 ordinary shares as of June 30, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

CONVENTIONS AND FREQUENTLY USED TERMS

In this annual report, unless the context otherwise requires, the “Company,” “Basel Medical” and references to “we,” “us,” or similar references should be understood to be references to Basel Medical Group Ltd, a BVI business company incorporated in the BVI and its subsidiaries.

Certain amounts and percentages that appear in this annual report may not sum due to rounding.

Unless otherwise stated or unless the context otherwise requires, in this annual report:

Companies and Personnel within our Group

“Basel Medical” refers to Basel Medical Group Ltd, a BVI business company incorporated in the BVI;

“FY” refers to financial year, and “FY2023”, “FY2024” and “FY2025” refer to the financial years ended June 30, 2023, 2024 and 2025 respectively;

“Rainforest Capital VCC” refers to Rainforest Capital VCC, a variable capital company incorporated in Singapore;

“Basel Medical Singapore” or “Singmed Specialists” refers to Singmed Specialists Pte. Ltd., a company incorporated in Singapore, which changed its corporate name to Basel Medical Group Pte. Ltd. in October 2024;

“SKC” refers to Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd., a company incorporated in Singapore;

“SKS” refers to Singapore Knee, Sports and Orthopaedic Services Pte. Ltd., a company incorporated in Singapore;

“SSO Clinic” refers to Singapore Sports & Orthopaedic Clinic Pte. Ltd., a company incorporated in Singapore;

“SSO Services” refers to Singapore Sports & Orthopaedic Services Pte. Ltd., a company incorporated in Singapore;

“SSOC” refers to SSOC Pte. Ltd., a company incorporated in Singapore;

“SSOS” refers to SSOS Pte. Ltd., a company incorporated in Singapore;

“SSPC” refers to Singapore Sports and Physiotherapy Centre Pte. Ltd., a company incorporated in Singapore;

Technical Terms

“CT” refers to computed tomography;

“endoscope” refers to an illuminated optical, typically slender and tubular instrument used to look deep into the body and used in procedures called an endoscopy;

“MediSave” refers to Singapore’s national medical savings scheme;

“MOH” refers to the Ministry of Health of Singapore;

“MRI” refers to magnetic resonance imaging;

“orthopedic” refers to a branch of medicine that focuses on the diagnosis, correction, prevention, and treatment of patients with disorders of the musculoskeletal system comprising the bones, joints, muscles, ligaments, tendons, nerves and skin;

“SMC” refers to Singapore Medical Council;

General conventions

“BVI” refers to the British Virgin Islands;

“BVI Act” refers to the BVI Business Companies Act (As Revised) as the same may be amended from time to time;

“IFRS” refers to the International Financial Reporting Standards;

“Ordinary Shares” or “Shares” refer to Basel Medical’s ordinary shares;

“post-offering amended and restated memorandum and articles of association” refers to our memorandum and articles of association to be in effect upon completion of our initial public offering;

“S$” or Singapore dollars refers to the legal currency of Singapore;

“SEC” refers to the Securities and Exchange Commission; and

“US$,” “$” and “U.S. dollars” refer to the legal currency of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital markets, expected future financial performance, the markets in which we operate, and the macroeconomic, political and regulatory environment. Such forward-looking statements are based on currently available information and management’s current expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include:

●	The expected growth of demand for orthopedic treatment;

●	Our expectations regarding the size and growth rate of our patients and customer base;

●	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

●	Our ability to successfully compete in highly competitive industries and markets;

●	Breaches of laws or regulations in the operation and management of our current and future businesses and assets;

●	The overall economic environment and general market and economic conditions in the jurisdictions in which we operate and the global economic condition;

●	Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;

●	Our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

●	Changes in the need for capital and the availability of financing and capital to fund these needs;

●	Anticipated technology trends and developments and our ability to address those trends and developments with our services and offerings;

●	Changes in interest rates or rates of inflation;

●	Exchange rate fluctuations;

●	Man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and health epidemics, pandemics or disease outbreaks that may directly or indirectly affect our business or assets;

●	The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	Legal, regulatory and other proceedings;

●	Our ability to maintain the listing of our securities on NASDAQ; and

●	The results of any future financing efforts.

The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under “Item 3. Key Information—D. Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this annual report or elsewhere might not occur.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our Ordinary Shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully after this summary. You should carefully consider the risks below and after this summary before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks.

Risks Related to Our Business

●	We are dependent on our key medical practitioners.

●	We occasionally depend on external medical practitioners and vendors, and at times, we may enlist locum doctors to support our operations.

●	We experience competition from other similar healthcare service providers in private and government-owned hospitals, medical centers and clinics.

●	Our business relies to some extent on the recognition of our brand names and trademarks, as well as the reputation of our specialist doctors.

●	We are dependent on the continuing operations of the private hospital and medical center where we conduct our business.

●	We depend on a number of key relationships with corporations for patient volume.

●	Increase in operating costs, namely lease rental rates and risk of relocation, may cause disruption to our business operations.

●	We are exposed to the credit risks of customers.

●	Our control over suppliers and the quality of the products they provide is limited. If these products are not manufactured in accordance with the relevant quality standards, it could have a significant adverse impact on our business and reputation.

●	We may be affected by technological disruptions in the healthcare sector.

●	Technological advancements, failures, and other challenges associated with our medical equipment and information technology systems have the potential to negatively impact our business.

●	We face potential risks associated with cybersecurity and the handling of personal information and medical data.

●	The failure to safeguard our intellectual property rights or any infringement of third-party rights could have detrimental effects on our business.

●	Any failure to comply with the restrictions in our bank loans could result in an event of default that could materially adversely affect our business, financial condition, and results of operations.

●	A significant product liability lawsuit may affect our financial performance and reputation.

Risks Related to the Medical Healthcare Industry

●	Private healthcare services may decline due to a number of factors affecting the Company’s revenue.

●	We may be affected by the spread or outbreak of any contagious or virulent diseases.

●	Our business is subject to risks related to medical and legal claims, regulatory actions, and professional liability arising from our clinical and specialist services.

●	We may not have adequate insurance coverage in place despite having mandatory professional malpractice insurance.

●	We must comply with regulations and licensing conditions governing the healthcare sector, and compliance may involve significant costs. There is a risk that we may not retain, renew, or obtain the necessary licenses and permits for our business operations.

●	The regulation of healthcare fees and the potential rise in the number of medical practitioners could have adverse effects on our business.

●	Challenges faced by the healthcare industry may also have an effect on the Company.

●	We are subject to political, economic and social developments as well as the laws, regulations and licensing requirements in Singapore.

Risks Related to Ownership of Our Shares

●	We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We are a “controlled company” under the Nasdaq corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

●	The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	Any resale of our ordinary shares in the public market may cause the market price of our ordinary shares to decline.

●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of ordinary shares in the public market could materially and adversely affect the prevailing market price of the ordinary shares and our ability to raise capital in the future.

●	Future financing may cause a dilution in your shareholding or place restrictions on our operations.

●	Our controlling shareholder holds control over our Group and this may limit your ability to influence the outcome of decisions requiring the approval of shareholders.

●	There may not be an active, liquid trading market for our ordinary shares.

●	If you purchase ordinary shares sold in this offering, you will experience immediate and substantial dilution.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We are a BVI company and, because judicial precedent regarding the rights of members is more limited under BVI law than that under U.S. law, you may have less protection for your member rights than you would under U.S. law.

●	Because we do not expect to pay dividends in the near future after this offering, you must rely on price appreciation of the ordinary shares for return on your investment.

●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in the British Virgin Islands or Singapore based on U.S. or other foreign laws against us, our management or the experts named in this report.

●	The price of our ordinary shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be due to factors unrelated to our actual or forecasted operating performance and financial condition or prospects, making it difficult for prospective investors to assess the underlying value of our ordinary shares.

●	We and certain of our current and directors or officers may be subject to securities litigation, which is expensive and could divert management attention.

●	If securities or industry analysts do not publish research reports about us or our business, or if such analysts issue adverse recommendations regarding our ordinary shares, the market price for our ordinary shares or trading volume could decline.

●	If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our ordinary shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	Anti-takeover provisions in our post-offering amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Risks Related to our Business

We are dependent on our key medical practitioners.

Our Group’s specialist orthopedic, trauma, sports medicine and neurosurgical business, health screening and general practice is spearheaded by our key medical practitioners who are all surgeons with extensive experience in their respective subspecialties. They each play an instrumental role in our Group. If our Group should lose any of their services, it is expected that our Group’s specialist orthopedic, trauma, sports medicine, neurosurgical, health screening and general practice services business would be adversely affected. There is no assurance that our medical practitioners will continue or renew their employment with us. Competition for medical practitioners may require us to enhance our various remuneration packages in order to remain competitive in recruiting or retaining our employees, which may significantly increase our employee benefits expense. The loss of the services of any of our key medical practitioners without suitable and timely replacements or an inability to attract and recruit qualified medical specialists may have a material adverse effect on our Group’s business, financial position, results of operations and prospects. In addition, certain of the licenses upon which we rely are issued to certain of our medical practitioners, and if we were to lose the employment of such persons, we may face temporary disruptions to the operation of our business while we reapply for such licenses in the name of other of our medical practitioners, which may have a detrimental effect on our Group’s business, financial position and results of operations.

Our continued expansion may also be hampered if we are unable to employ sufficiently skilled and qualified medical practitioners to support our operations. It is crucial for our Group to recruit and retain sufficiently skilled and qualified medical practitioners to join us as we rely on their professional judgement in providing consistent and standardized experience and services to our patients. In the event of any erroneous clinical decision and any misjudgment or action on the part of our medical practitioners, we may need to divert a significant amount of resources and incur extra expenses to handle such incidents. In addition, if our reputation or brand image is damaged and/or our medical practitioners are required to suspend his/her medical practice as a result of such medical incidents, it could materially and adversely affect our business and financial conditions, operating results and business prospects.

We occasionally depend on external medical practitioners and vendors, and at times, we may enlist locum doctors to support our operations.

We occasionally depend on external medical practitioners, and at times, we may enlist locum doctors to support our operations. If our key medical specialists were to leave our Group, we may require substantial time to find replacements and we may have to rely on external medical practitioners for extended periods of time. We also rely on external vendors and service providers who second radiologists to us for our patients. Although we typically engage experienced locum doctors or external service providers with whom we are familiar, there is no guarantee that the quality of service they provide will surpass or match the level offered by our regular medical practitioners. In addition, certain of the licenses upon which we rely are issued to external professionals, and if we were to end our business relationship with such persons, we may face temporary disruptions to the operation of our business while we engage the services of other service providers, which may have a detrimental effect on our Group’s business, financial position and results of operations.

While there has not been any prior material instance of poor service quality from locum doctors or external service providers causing a material adverse impact on our Group, if our clinics need to be managed by locum doctors or external service providers for extended or frequent periods, this could negatively affect our Group’s business, results of operations, financial condition, and prospects.

We experience competition from other similar healthcare service providers in private and government-owned hospitals, medical centers and clinics.

We experience competition from other similar healthcare service providers in private and government-owned hospitals, medical centers and clinics.

The healthcare business is highly competitive, and competition among healthcare providers for patients has intensified in recent years. Other healthcare providers in the areas we operate may provide services similar to those offered by us. This may have an impact on our competitive position and patient volumes. If any of our clinics do not deliver quality medical services or medical services superior to that of other healthcare providers or if our standard charges are higher than our competitors, our patient volumes could decline.

We compete with other government-owned hospitals, private hospitals, medical centers and clinics. We will also have to compete with any future healthcare business operators. Moreover, some of these competitors may have longer operating histories, be more established and have greater financial, personnel and other resources than us. Competitors may price their services lower than ours and exert pricing pressures on us. Some of our competitors may also have plans to expand their facilities, which may exert further pricing and recruitment pressure on us. Increased competition may result in lower profit margins and a loss of market share. In particular, our competitors include medical facilities owned or managed by government agencies and trusts, which may have access to wider financing options or may be in a better commercial position to negotiate for the purchase of inventory on more favorable terms than private healthcare providers owned and managed by for-profit interests, such as ourselves. New or existing competitors may price their services at a significant discount to ours or offer greater convenience or better services or amenities than what we provide. Smaller hospitals and other medical facilities may exert pricing pressures on some or all of our services and also compete with us for doctors and other medical professionals.

Our success depends on our ability to compete effectively against our competitors. If we are forced to reduce the price of our services or are unable to attract patients to our Group, our business, financial position, results of operations and prospects may be materially and adversely affected.

Our business relies to some extent on the recognition of our brand names and trademarks, as well as the reputation of our specialist doctors.

In our business operations, specific brand names, reputation and trademarks play a crucial role. Failure to adequately protect and enhance our brand identities, inability to successfully register trademarks, or insufficient supervision of third-party medical services or facility providers using our brands may lead to a deterioration in market recognition. Unauthorized or improper use of our name, logo, and brand names by external parties may result in brand dilution or reputation damage. Claims and legal actions initiated by our patients or customers can also negatively impact our brand image, potentially hindering the optimal operation of our clinical and specialist services. Consequently, our business, financial condition, results of operations, and prospects may be materially and adversely affected. Given the scale of our operations, which currently only cover Singapore, we have currently registered one trademark in Singapore, but we may create and register other trademarks in the future.

Moreover, given the nature of our clinical and specialist services business, the reputation of our Group and its subsidiaries is inherently tied to the reputation of our specialist doctors. Any negative publicity against our specialist doctors may tarnish their standing in the medical industry, potentially causing a decline in the number of patients visiting our clinics and adversely affecting our business.

We are dependent on the continuing operations of the private hospital and medical center where we conduct our business.

Certain of our clinics are located in private hospitals, medical centers, offices and malls in Singapore. We do not have any lease or other direct agreements with Gleneagles Medical Centre, but our lease agreements are entered into with certain landlords who own property units within Gleneagles Medical Centre. Nonetheless, we utilize the facilities of Gleneagles Medical Centre, such as X-Ray facilities or operating suites, as and when the need arises. For instance, if we utilize the surgical theater of the medical center, the fees for the use of such facility will be billed to the patient directly. If there are any disruptions in the operations of such hospital or medical center, for instance, due to a major fire, a change in public reputation of this hospital or medical center or an outbreak of certain diseases resulting in closure of the hospitals or medical centers for quarantine purposes, our business may be adversely affected owing to our dependence on the facilities in such private hospital and medical center. Additionally, our business in these clinics may also decrease due to a reduction in our patient base. We frequently utilize Gleneagles’ facilities due to their proximity to our clinics, but we are free to utilize other hospitals and medical centers in Singapore, and hence we believe that our relationship with Gleneagles is unlikely to constitute a material risk to our business operations.

We depend on a number of key relationships with corporations for patient volume.

We are dependent on a number of key relationships with corporations with whom we have entered into arrangements for a significant portion of our patient volume. We anticipate that a number of our key relationships with these corporations will continue to account for a significant portion of our patient volume for the foreseeable future. Our dependence on such corporations increases their bargaining power and the need for us to maintain good relationships with them. The loss of one or more of these key relationships, or reduced demand for our managed healthcare solutions from any of our key relationships could have a material adverse effect on our patient volume and accordingly, our business, results of operations, financial condition, cash flows and prospects. There is no guarantee that we will be able to retain our key relationships with all of these corporations or be able to derive a consistent volume of patients from such companies. There is also no assurance that our arrangements with these corporations will not be terminated or be renewed on terms no less favorable to us, or at all.

Increase in operating costs, namely lease rental rates and risk of relocation, may cause disruption to our business operations.

We lease the premises of our existing clinics. Our present lease terms for most of our clinics are for a period of three years or less. Upon the expiry of the leased tenure, the landlords have the right to review and revise the terms and conditions of the lease agreements. We face the possibility of an increase in rent by the landlords or not being able to renew the leases on terms and conditions favorable to us. Any increase in rent would inevitably increase our operating costs, thereby affecting our profits. We will also incur additional costs if we have to relocate our clinics.

We are exposed to the credit risks of customers.

We are exposed to the credit risks associated with our customers, especially our corporate clients which tend to incur larger transaction volumes compared to our individual patients. While past experiences have not seen significant delays in payment adversely affecting our Group’s financials and operations, there is no guarantee that we will consistently collect our trade receivables in full or within a reasonable timeframe, if at all.

In the event of any failure to collect trade receivables fully or promptly, we may need to allocate full or partial allowances for impairment or write off bad debts, potentially causing a material and adverse impact on our Group’s business, financial condition, results of operations, and prospects.

Nevertheless, up to the latest practicable date prior to the date of this annual report, we are not aware of any existing conditions likely to result in a significant impairment or write-off of trade receivables.

Our control over suppliers and the quality of the products they provide is limited. If these products are not manufactured in accordance with the relevant quality standards, it could have a significant adverse impact on our business and reputation.

A substantial portion of the devices, equipment, and medication used in delivering our services is procured from external suppliers. We lack oversight over the operations of these third-party suppliers and the quality of the products they furnish to us. The assurance that these products will be free from defects and comply with the necessary quality standards cannot be guaranteed. Failure to identify quality defects in the supplied products may lead to various repercussions such as injuries, fatalities, product recalls or withdrawals, license revocation, fines, or other complications that could materially and adversely affect our business, financial results, condition, and prospects.

We may be affected by technological disruptions in the healthcare sector.

The advancement of disruptive technology (which has resulted in, among others, the proliferation of telemedicine and e-prescription platforms) has led to alternative means for patients to access medical services and medicine. The popularity of such technological creations has also been driven by factors such as increasing healthcare costs and government initiatives. Telemedicine offers greater convenience and improved accessibility to medical support and medication through digital self-help options. Telemedicine and other disruptive technologies could reduce demand and patient visits to our clinics and may also lead to competitive pricing pressures on our services, which could reduce our profit margins and result in a material adverse effect on our business, results of operations, financial condition and prospects. Further, we may be unable to respond on a timely basis to the changing needs of the corporations and insurance companies with whom we have entered into arrangements, and the new technologies we adopt may prove to be ineffective. Our failure to develop and introduce or enhance services able to compete with such new technologies in a timely manner could have a material adverse effect on our business, results of operations, financial conditions and prospects. The convenience and cost efficiency afforded by such technological creations, coupled with the factors propelling them, could negatively impact and materially and adversely affect our business, results of operations, financial condition and prospects.

Technological advancements, failures, and other challenges associated with our medical equipment and information technology systems have the potential to negatively impact our business.

Our services heavily rely to some extent on medical equipment, such as X-ray machines. The rental, replacement, upgrading, or maintenance of such equipment can incur substantial costs for our organization. Consequently, any damage or breakdown of this equipment could impair our ability to deliver essential services to our patients. Falling behind in technological advancements may lead our patients to seek services from other clinics with more advanced equipment, diminishing our competitive edge and potentially having a significant adverse effect on our business, financial position, results of operations, and prospects.

Our information technology systems play a crucial role in our business, internal control, and management systems. They assist in managing clinical systems, medical records, and inventory. Technical failures in our information technology systems, stemming from issues like power failures, computer viruses, or unauthorized tampering, may disrupt our ability to provide services to patients. Failure to upgrade our information technology systems as necessary could impede our ability to adequately manage clinical systems, medical records, and inventory.

Additionally, the theft or misuse of personal information stored in our system could expose us to liability. In Singapore, regulations governing private hospitals and medical clinics mandate licensees to maintain accurate, complete, and up-to-date medical records. Licensees must implement necessary processes and safeguards, whether administrative, technical, or physical, to protect medical records against loss, modification, destruction, or unauthorized access. Violation of these regulations could result in fines or imprisonment upon conviction.

We face potential risks associated with cybersecurity and the handling of personal information and medical data.

Singapore and other applicable laws and regulations mandate medical establishments to safeguard customer privacy, prohibiting the unauthorized disclosure of personal information and patient medical records in our clinical and specialist services segment.

Regulations in our operating jurisdiction may require licensees of medical establishments to maintain accurate and secure medical records, imposing obligations to implement processes ensuring accuracy, completeness, and up-to-date records. The rising concerns about data privacy globally, with the enactment of laws and regulations, add an additional layer of responsibility. In Singapore, the Personal Data Protection Act (PDPA) imposes obligations on our Group regarding the collection, use, or disclosure of personal data. Additionally, under applicable regulations, we are required to ensure the accuracy, completeness, and security of patient medical records. However, despite our efforts to protect customer data privacy, the implemented controls may not be foolproof in preventing unauthorized disclosure.

For the financial years ended June 30, 2024, and 2025, and for the period from July 1, 2025 up to the latest practicable date prior to this report, we have not encountered any breaches, human errors, or similar events that have created an adverse cybersecurity event. In order to mitigate the risks of such events, we utilize physical servers and cybersecurity software, and we may implement more robust cybersecurity measures in the future, such as intrusion detection systems to detect and respond to potential security breaches in real-time and to encrypt sensitive patient information in our system.

A significant failure in security measures could erode customer and patient confidence, potentially leading to misuse of information, litigious actions, and regulatory fines. Our current practices involve the maintenance of both digital and paper medical records, exposing us to liability from accidental or unlawful loss, unauthorized access, modification, disclosure, copying, hacking (in the case of digital records), theft, or misuse of personal and medical information. Any such incidents could result in breaches of data privacy laws and regulations, potentially leading to fines or imprisonment.

We work with third party service providers from time to time for the provision of our services. Any theft or misuse of personal and medical information stored on our third-party service providers’ system, may result in us being in breach of applicable data privacy laws and regulations, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Compliance with evolving data protection, privacy, and security laws may increase operating costs and necessitate adjustments to our business model, impacting our business, financial condition, results of operations, and prospects. Failure in security mechanisms could prompt regulatory measures, leading to significant additional resources being used to modify protective measures or address vulnerabilities, with potential adverse effects on our business.

In addition, failure to make reasonable assessments of the risks related to handling personal information and medical data may lead to enforcement actions by competent authorities, resulting in financial penalties, reputational damage, and material adverse effects on our business, financial condition, results of operations, and prospects.

The failure to safeguard our intellectual property rights or any infringement of third-party rights could have detrimental effects on our business.

We regard our brands and intellectual property as among our most valuable assets, which includes our registered trademark and web domains. There is a risk that third parties may adopt trade service names resembling our registered trademark, potentially creating confusion for customers and patients or obstacles to new market entry. In addition, third parties might register trademarks identical or similar to ours in Singapore or overseas. In case of trademark infringement, challenges to our trademark applications, or unsuccessful enforcement of our intellectual property rights in legal proceedings, our business, financial condition, and operational results may be significantly and adversely affected.

While we strive to comply with others’ intellectual property rights, there may be certainty regarding potential infringements. This uncertainty may require us to make adjustments to our service offerings and marketing strategy. Furthermore, we may face claims from third parties asserting infringement, leading to costly litigation, diversion of management attention and resources, incurrence of liabilities, and the need for expensive royalty or licensing agreements, or even discontinuation of certain branding. Any of these outcomes could negatively impact our business, financial condition, operational results, cash flows, and future prospects.

Any failure to comply with the restrictions in our bank loans could result in an event of default that could materially adversely affect our business, financial condition, and results of operations.

Our Group has entered into certain loan agreements with certain banks to fund our working capital requirements. We have in the past defaulted on certain terms stipulated under such loan agreements. If there were further events of default under such loans in the future, the lender under such loans could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowing under such loans if accelerated upon an event of default. Furthermore, if we are unable to repay, refinance, or restructure such loans, the lenders under such loans may commence legal proceedings against us to enforce the terms of such loans, which could force us into bankruptcy or liquidation. As a result, any default by us on our debt could have a materially adverse effect on our business, financial condition, and results of operations.

A significant product liability lawsuit may affect our financial performance and reputation.

In the event that the products that we prescribe for our patients, such as orthopedic devices, fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, we may be subject to product liability lawsuits and other claims. Such customers may seek contribution or indemnification from our Group for all or a portion of the costs associated with product liability and warranty claims, recalls or other corrective actions involving such products. These types of claims could significantly harm our profitability, or may even harm our reputation amongst our target demographics, which could detrimentally affect our future prospects.

Risks Related to the Medical Healthcare Industry

Private healthcare services may decline due to a number of factors affecting the Company’s revenue.

A slowdown in the Singapore economy in which we operate or regionally may lead to a decrease in demand for private healthcare services as spending power decreases and more patients may opt for subsidized public healthcare services instead or opt for treatment from other private healthcare providers that are more price competitive. Our revenue would be adversely affected if individual patients, corporate clients and government clients are more cautious about their medical expenses and less keen to pay for private healthcare services. A decrease in the demand for our private orthopedic and physiotherapy services, from individual patients, corporate clients and government clients, will have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

We may be affected by the spread or outbreak of any contagious or virulent diseases.

Our clinics may be affected by outbreaks of infectious diseases. An outbreak of COVID-19 or resurgence of the outbreak of Severe Acute Respiratory Syndrome (SARS), Middle East, Respiratory Syndrome (MERS) or any other contagious or virulent diseases like influenza (H5N1 and H7N9) or bird flu in the region could have a material adverse impact on our operations. In the event such outbreaks occur at any of our clinics, greater infection control measures will have to be implemented with the possibility of a temporary closure of the affected facility and quarantine of all affected medical practitioners. There is no assurance that the outbreak of COVID-19 and the impact thereof will not continue. If such an outbreak is not effectively controlled, we may be required to take necessary additional measures to minimize its potential impacts on our business and operations.

Potential patients from overseas may also decide to seek medical treatment from clinics in other countries. In addition, occurrences of epidemics and pandemics could also result in negative public opinion of medical institutions, which could have a material adverse effect on the business, financial condition, results of operations and prospects of our Group.

Our business is subject to risks related to medical and legal claims, regulatory actions, and professional liability arising from our clinical and specialist services and our operations.

The inherent nature of providing clinical and specialist services exposes our Group to various liabilities. Our business activities, service performance, and the actions of our employees could result in complaints, legal actions, or regulatory scrutiny. Allegations may be made against us or our medical specialists concerning our products and services, marketing activities, negligence, or medical malpractice. Regardless of the validity of these complaints or legal actions, they have the potential to generate negative publicity, impacting the reputation of our medical specialists, public perception of our service quality, and the engagement of patients in our medical clinics.

Our Group’s business, financial condition, results of operations, and prospects could be significantly and adversely affected if substantial damages and legal costs are assessed in connection with any legal action, or if judgments are made against us that harm our professional standing and market reputation. Medical malpractice litigation or disciplinary actions against our medical specialists could result in restrictions on their practice or other adverse outcomes, further impacting our business.

There is also uncertainty regarding the sufficiency of coverage provided by insurance policies maintained by our specialist doctors and/or by us for potential medical and legal claims, and the comprehensive nature of such coverage for various claim types.

In the ordinary course of business, we may encounter material disputes with various parties, potentially leading to legal or other proceedings. Such disputes could result in damage to our reputation, substantial costs, and the diversion of resources and management attention. While we have not experienced disputes or legal proceedings that materially and adversely affected our business, operations, financial performance, financial condition, results, and prospects, we cannot provide assurance about future occurrences and their potential impact on our business.

We may not have adequate insurance coverage in place despite having mandatory professional malpractice insurance.

Our exposure to potential liability risks inherent in providing medical services may not be adequately covered by insurance. Liabilities could surpass available insurance coverage, or claims might arise outside the scope of our insurance protection.

While we have secured mandatory insurance coverage, including professional medical malpractice insurance, we cannot guarantee that such coverage will be sufficient to address all potential liabilities and risks. Although our medical specialists individually maintain insurance coverage for medical malpractice indemnity, there is no assurance that liability claims will not exceed existing coverage or that the insurance is comprehensive enough. The solvency of our insurers and their ability to meet contractual obligations when needed also remains uncertain. In instances where our insurance or indemnification arrangements are insufficient to cover claims, especially those exceeding policy limitations or the resources of the indemnifying party, substantial payments may be required, leading to a material adverse impact on our business, financial condition, results of operations, and prospects.

Furthermore, unforeseen events like natural disasters or other events beyond our control may not have adequate insurance coverage, potentially causing a material and adverse effect on our business.

There can be no assurance that we will successfully renew all policies or secure new ones on similar terms. Any significant alterations in the terms of our medical specialists’ professional indemnities could disproportionately and adversely affect our business, financial condition, results of operations, and prospects. Material changes, such as a shift to claims-based insurance, may result in incidents for which we may not be compensated by insurance proceeds or contractual indemnities. Exposure to uninsured claims due to such changes could lead to additional liabilities, having a material adverse effect on our business, financial condition, results of operations, and prospects.

We must comply with regulations and licensing conditions governing the healthcare sector, and compliance may involve significant costs. There is a risk that we may not retain, renew, or obtain the necessary licenses and permits for our business operations.

Our current operations involve providing specialist orthopedic, trauma, and sports services through our clinics, and these are subject to various laws and regulations from Singapore governmental agencies like the Ministry of Health (MOH), Health Sciences Authority, Ministry of Manpower, and the Singapore Medical Council (SMC). These regulations encompass aspects such as the pricing of medical services, procurement of medical equipment, licensing and operation of medical establishments, and licensing of medical staff. Singapore’s stringent safety, health, and environmental laws could become stricter in the future. Violations of these regulatory requirements may lead to fines, operational modifications, suspensions, or discontinuation, incurring additional operating costs, and potential criminal charges against our employees, all of which could materially impact our business, financial position, results of operations, and prospects.

Changes in government regulations or the introduction of new laws may increase compliance costs, and authorities like the MOH and SMC could suspend or deny the renewal of our existing licenses if we fail to meet applicable standards. Although we presently satisfy licensing requirements, there is no guarantee of maintaining or obtaining licenses for future operations. Failure to maintain or renew licenses, permits, qualifications, and approvals could adversely affect our operations, leading to negative impacts on our business, financial position, results of operations, and prospects.

While we currently hold regulatory licenses, approvals, and permits for our business operations, these are subject to specified conditions. Non-compliance with these conditions could result in the revocation of licenses and permits by relevant authorities. Although we have not encountered such issues in the past, any such occurrence could significantly affect our business, financial position, and results of operations. The renewal of licenses, approvals, or permits, especially if new laws are enacted, is uncertain, and there is no assurance that we will successfully renew them in a timely manner, on favorable terms, or at all.

The regulation of healthcare fees and the potential rise in the number of medical practitioners could have adverse effects on our business.

In November 2018, the Singapore Ministry of Health (MOH) published Fee Benchmarks for private sector professional fees related to common surgical procedures. These benchmarks establish a fee range for each procedure, considering factors such as the complexity of medical procedures and the time, effort, and expertise involved. Less complex cases may be charged at the lower end of the fee benchmarks range, while more complex cases could be at the higher end of the range. Fees may exceed the fee benchmarks in cases of exceptional complexity, due to the additional risk, time and effort required for the procedure. In such rare circumstances, fees charged above the fee benchmarks may not be unreasonable. While the Fee Benchmarks serve as a recommendation and guideline, medical practitioners are not obligated to price their services accordingly. Presently, all our services are priced within the Fee Benchmarks. However, there is no guarantee that these benchmarks will not be revised in the future. If the Fee Benchmarks are lowered, we may need to adjust our fees accordingly, potentially reducing our revenues and profitability.

Additionally, there is a trend towards increasing the number of medical practitioners in Singapore. The heightened competition within the private healthcare sector is likely to put pressure on service rates, leading to a potential reduction in the fees we can charge for our services.

Challenges faced by the healthcare industry may also have an effect on the Company.

Our business, financial condition, results of operations and prospects may be affected by the challenges currently faced by the healthcare industry, including but not limited to:

●	economic and business climate at local, regional, national and international levels;

●	increase in the threat of terrorism and occurrence of natural and man-made disasters that affect travel security or the global economy may reduce the number of medical travelers;

●	improvements in the quality of healthcare services in other countries that may affect the number of medical travelers coming to the Company’s clinics and facilities for the orthopedic and physiotherapy services;

●	rising costs of medicines and pharmaceutical drugs, overheads and other costs incurred for the provision of the Group’s services;

●	stricter laws and regulations relating to the protection of patient information from unauthorized disclosure;

●	stricter laws and regulations governing the purchase and dispensation of medicines and pharmaceutical drugs; and

●	diagnostic services, overheads and other costs incurred for the provision of the Group’s services.

In 2016, the SMC issued the 2016 edition of the SMC’s Ethical Code and Ethical Guidelines (“ECEG”) which came into force on January 1, 2017. Guideline H3(7) prohibits doctors from paying managed care companies, third party administrators, insurance entities or patient referral services (for the purposes of this risk factor, “Third Parties”): (a) fees that are based primarily on the services the doctors provide or the fees doctors collect; (b) fees that are so high as to constitute “fee splitting” or “fee sharing”; or (c) fees which render medical practitioners unable to provide the required standard of care. Guideline H3(7) came into effect on July 1, 2017 and places the onus of complying with the same solely on doctors and not Third Parties. If our Group enters into or maintains arrangements with Third Parties in breach of the ECEG and the SMC receives a complaint or information pertaining to the same, the SMC will refer such complaint or information to the chairman of the Complaint Panel, and a Complaints Committee will enquire into the complaint or information. This may result in disciplinary actions being taken against our specialists or our Group. While we have been complying with the ECEG, there is no guarantee that we will not be subjected to a complaint in the future arising from future or previous arrangements with Third Parties.

We are subject to political, economic and social developments as well as the laws, regulations and licensing requirements in Singapore.

Our business, prospects, financial condition and results of operations may be adversely affected by political, economic, social and legal developments that are beyond our control in the countries in which we operate in. Such political and economic uncertainties may include risks of war, terrorism, nationalism, expropriation or nullification of contracts, changes in interest rates, economic growth, national fiscal and monetary policies, inflation, deflation, methods of taxation and tax policy. Negative developments in the socio-political climate of Singapore and the region may also adversely affect the Company’s business, financial condition, results of operations and prospects. The regional countries are in a state of rapid political, economic and social changes, which will entail risks to our business and operations if we are to expand in the region in the future. As such, we are unable to assure you that we will be able to adapt to the local conditions, regulations and business practices and customs in the future. Any changes implemented by the governments of the countries in which we operate resulting, inter alia, in currency and interest rate fluctuations, capital restrictions, and changes in duties and taxes detrimental to our business could materially and adversely affect our operations and financial performance.

Currently, we have in place a number of existing regulatory licenses, approvals and permits for the purposes of its business operations. We will continue to seek the appropriate licenses, approvals and permits in the event that the Company expands its operations to other countries in which it does not currently operate in. The licenses and permits we have obtained are subject to conditions stipulated in the licenses and permits and/or in the relevant laws, rules and regulations under which they have been issued. These conditions must be complied with for the duration of the licenses and permits. Where there is a failure to comply fully, the relevant authorities have the power to revoke the licenses and permits. In the event this happens, our business, operations and financial position will be adversely affected. If our licenses are revoked or renewal of such licenses and permits cannot be obtained, or the terms imposed for renewal are not acceptable or favorable to us, our operations and business may be adversely affected. Consequently, our financial condition, results and prospects will be adversely affected.

There is no assurance that upon the expiration of the licenses, approval or permits under which the Company carries on its business operations, the Company will be able to successfully renew them in a timely manner or at all, or that the renewal of these licenses will be granted on terms acceptable to us, or that if the relevant authorities enact new laws and regulations, the Company will be able to successfully comply with these requirements.

The Company may also expand to other cities where we do not possess the same level of familiarity with the regulations and business climate in those cities. We cannot assure investors that we will be able to obtain the requisite licenses, approvals and permits in those cities. Any failure by the Company to obtain the requisite licenses, approvals and permits in a timely manner and any unforeseen difficulties arising from the new and unfamiliar territories may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Risks Related to this Offering and Ownership of our Shares

We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and Nasdaq require significantly heightened corporate governance practices for public companies. As a result, these rules and regulations have increased our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We are a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly Singapore-based companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a BVI business company listed on the Nasdaq Capital Market, we will be subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in BVI, which is deemed our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We utilize the home country exemption for corporate governance matters, and as a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We have elected to follow certain BVI corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq, including rules that require each Listed Company must have a board of directors comprised of a majority of independent directors; that each Listed Company shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; that shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings; that each Listed Company is required to distribute annual and interim reports to shareholders, among others. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are a “controlled company” under the Nasdaq corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

Currently, based on available information, Rainforest Capital VCC owns a majority of the total voting power of our ordinary shares. We are thus a “controlled company” under the Nasdaq corporate governance standards. Because we will qualify to be treated as a controlled company, we will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors consists of independent directors, the requirement that a majority of the independent directors select or recommend its director nominees, the requirement that the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our chief executive officer and the requirement that its remuneration committee be composed entirely of independent directors.

We have elected to use the exemptions available to foreign private issuers, which exempt us from such requirements as well. As a result, we do not have to directly rely on the exemptions available to controlled companies. The effect is that our shareholders will not have the same protections afforded to shareholders of companies that are not “controlled companies” and that are subject to the above mentioned corporate governance requirements.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we will take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed US$1.235 billion, if we issue more than US$1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds US$700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our Company of this exemption from new or revised accounting standards. Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control, regardless of our actual operating performance.

Any resale of our ordinary shares in the public market may cause the market price of our ordinary shares to decline.

Sale of our ordinary shares in the public market by investors that have participated in our initial public offering or our pre-IPO investors, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. All ordinary shares sold pursuant to our Public Offering Prospectus and the Resale Prospectus both dated February 24, 2025 will be freely transferable without restriction or additional registration under the Securities Act of 1933.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of ordinary shares in the public market could materially and adversely affect the prevailing market price of the ordinary shares and our ability to raise capital in the future.

The market price of our ordinary shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s substantial shareholders, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. We may issue additional securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of our shares. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. A few shareholders hold a significant portion of our ordinary shares and these are “restricted securities” as defined in Rule 144. These ordinary shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Our controlling shareholder holds control over our Group and this may limit your ability to influence the outcome of decisions requiring the approval of shareholders.

Our controlling shareholder, namely Rainforest Capital VCC, owns a majority of our shares and will be able to significantly influence all matters requiring approval by our shareholders, including the appointment of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our Company or otherwise discourage a potential acquirer from attempting to obtain control of us through corporate actions such as merger or take-over attempts, which could conflict with the interests of other shareholders.

There may not be an active, liquid trading market for our ordinary shares.

An active trading market for our ordinary shares may not develop or be sustained. You may not be able to sell your ordinary shares at the market price, if at all, if trading in our ordinary shares is not active.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Accordingly, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

In order to address and resolve the foregoing material weakness, we will implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring outside financial personnel with requisite training and experience in the preparation of financial statements in compliance with applicable Securities and Exchange Commission requirements within six months from the completion of our offering.

We are a BVI company and, because judicial precedent regarding the rights of members is more limited under BVI law than that under U.S. law, you may have less protection for your member rights than you would under U.S. law.

Our corporate affairs are governed by our post-offering amended and restated memorandum and articles of association, as amended and restated from time to time, the BVI Act and the common law of the BVI. The right of members to take action against the directors, actions by minority members and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as that from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our members and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the BVI has a less exhaustive body of securities laws than the U.S. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public members may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling members than they would as members of a U.S. public company.

Because we do not expect to pay dividends in the near future after this offering, you must rely on price appreciation of the ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the near future. Therefore, you should not rely on an investment in the ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. All dividends are subject to certain restrictions under BVI law and provided that in no circumstances may a dividend be paid unless the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ordinary shares will likely depend entirely upon any future price appreciation of the ordinary shares. There is no guarantee that the ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in the ordinary shares and you may even lose your entire investment in the ordinary shares.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the BVI. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in the British Virgin Islands or Singapore based on U.S. or other foreign laws against us, our management or the experts named in this report.

Basel Medical is a BVI business company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in Singapore. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the U.S. or elsewhere upon these persons. It may also be difficult for you to enforce in Singapore or British Virgin Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, and the substantial majority of whose assets are located outside of the U.S. It may be difficult or impossible for you to bring an action against us in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or Singapore would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state and it is uncertain whether such British Virgin Islands or Singapore courts would hear original actions brought in the British Virgin Islands or Singapore against us or such persons predicated upon the securities laws of the U.S. or any state.

The price of our ordinary shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be due to factors unrelated to our actual or forecasted operating performance and financial condition or prospects, making it difficult for prospective investors to assess the underlying value of our ordinary shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, as there was no prior market for our shares, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trading, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

In addition, if the trading volume of our ordinary shares is low, investors buying or selling in relatively small quantities may easily influence the price of our ordinary shares. This low volume of trades could also cause the price of our ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional ordinary shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our ordinary shares will develop or be sustained. If an active market does not develop, holders of our ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We and certain of our current and directors or officers may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation and regulatory investigations. Involvement in securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research reports about us or our business, or if such analysts issue adverse recommendations regarding our ordinary shares, the market price for our ordinary shares or trading volume could decline.

The trading market for our ordinary shares will be influenced by research reports that industry or securities analysts publish about our business and financial results, or the lack thereof. The lack of analyst coverage may adversely affect our share price, trading volume, and general investor interest. If analysts who cover us downgrade their recommendation of our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our ordinary shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our ordinary shares are listed and traded on the Nasdaq Capital Market under the symbol “BMGL.” We cannot assure you that our ordinary shares will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our ordinary share is a “penny stock,” which will require brokers trading in our ordinary share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our post-offering amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, without any further vote or action by our shareholders; and

●	provisions that limit the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s memorandum and articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than 10% by number of issued shares which as at that date carry the right to vote, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and at least seven clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of one-third of the shares being individuals present in person or by proxy. For these purposes, “clear days” means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Basel Medical Group Ltd is a business company incorporated in the BVI on August 10, 2023 under the BVI Business Companies Act (As Revised), with operations conducted by our subsidiaries based in Singapore. Our first orthopedic-focused clinic was set up in Singapore in 2001, and our first subsidiary, SSO Clinic, was incorporated in 2004. From 2004 to the 2020s, we expanded our orthopedic specialty operations as the group, Singmed Specialists, operating two clinics in Singapore – namely, Spine & Orthopaedics Centre (Singapore) and Singapore Sports & Orthopaedics Clinic.

In June 2023, AIP Investment Partners Pte. Ltd., an asset management company based in Singapore, through its sub-fund Basel Medical Fund from the private equity umbrella fund, Rainforest Capital VCC, fully acquired Singmed Specialists, and changed its name to Basel Medical Group. In February 2025, Basel Medical Group Ltd listed successfully on NASDAQ with the goal to grow into a more international medical group, transcending the role of a conventional healthcare provider with a vision for innovation, growth and far-reaching impact. We aim to keep expanding in Singapore to general practices, other specialized practices, and also into other South-east Asian countries. Our goal is to become the premier healthcare provider, offering seamless, one-stop solutions with unparalleled customer experience.

On April 11, 2025, Basel Medical Group Pte. Ltd., a subsidiary of Basel Medical Group Ltd, entered into a sale and purchase agreement with Silkroute Biomed Healthcare Pte. Ltd. for the acquisition of all of the ordinary shares of Bethesda Medical Pte. Ltd., a company incorporated in Singapore, for a total consideration of US$8 million in tranches. The acquisition of Bethesda Medical was completed on April 30, 2025. Following such completion, Bethesda Medical became a wholly owned indirect subsidiary of Basel Medical Group Ltd. Our Group through Bethesda Medical operates six general practice clinics in Singapore.

Our principal executive office is at 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499 and our telephone number is +65 62919188. Our website is https:// https://baselmedical.com/. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our electronic filings with the SEC are available for viewing on this website, at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B. Business Overview

OVERVIEW

Basel Medical Group Ltd, or “Basel Medical”, is a BVI business company incorporated in the BVI. Basel Medical serves as the holding company of our Group and we conduct our operations through our operating subsidiaries based in Singapore.

We provide a wide spectrum of general and subspecialized orthopedic including but not limited to trauma and sports medicine services such as knee/hip replacements, sports medicine/surgery, spine surgery, foot/ankle surgery and minimally invasive orthopedic procedures, as well as neurosurgical treatments. Also, we have health screening services, mental health, woman’s health and general practice services as well.

Our operations are based in Singapore, with our specialist clinics being at 6 Napier Road, Unit #02-10/11 and Unit #03-07, Gleneagles Medical Centre, a convenient and central location in Singapore accessible by public transportation. Our general practices in the group are at locations across Singapore, including Suntec City, Grantral Mall, Toa Payoh Hub, Margaret Drive, Tampines and Gateway East. We currently have 14 medical practitioners in our Group, comprising four specialists and 10 general practitioners. The services provided by our clinics include, but are not limited to, consultation, medical diagnosis and medical or surgical treatments for orthopedic, trauma, sports medicine, general practice, health screening, mental health, women’s health and neurosurgical conditions and our clinics are equipped with the facilities needed to perform a variety of procedures on site and minor surgical services. Major surgeries will be carried out at Gleneagles Hospital, Mount Elizabeth Hospital, Mount Elizabeth Novena Hospital, Parkway East Hospital, Mount Alvernia Hospital, Farrer Park Hospital and other day surgery centers in Singapore where our medical practitioners are accredited to practice. Our clinics have been selected by several insurance providers as preferred medical care providers and our medical doctors are MediSave accredited, and therefore patients can submit their MediSave or Integrated Shield Plan claims through our clinics. MediSave is a national medical savings scheme in Singapore that helps individuals set aside part of their income to pay for their personal or approved dependents’ hospitalization, day surgery and certain outpatient expenses, as well as their healthcare needs in old age. MediShield Life (“MSHL”) is a basic national health insurance scheme in Singapore that provides lifelong coverage for Singapore citizens and permanent residents. Certain aspects of MediShield Life are paid for using MediSave funds. Integrated Shield Plans are optional health coverage in Singapore provided by private insurers that complements MSHL with higher coverage benefits.

The patients who visit our clinics are either walk-in patients, employees of corporations, or policyholders of insurance companies with whom we have entered into arrangements. We believe that such arrangements with corporations and insurance companies to offer our medical services at preferred rates allow for the convenient, reliable and cost-effective inpatient and outpatient medical treatments at private hospitals, provide our Group’s clinics with patient volume and enables these corporations and insurance companies to meet their budgetary constraints in relation to the medical treatment of their employees or, as the case may be, policyholders. For the past five years, we served more than 20 insurance companies and over 300 corporations.

OUR BUSINESS MODEL

We specialize in providing a range of medical and therapeutic treatments in the fields of orthopedics and neurosurgery. As of the date of this report, we employ 14 medical practitioners in our Group, comprising 10 general practitioners and four specialists who specialize in orthopedic, trauma, sports medicine and neurosurgical treatments.

Patient Types, Fees and Payments

Our business model can be broadly divided into two segments, comprising the (i) individual patient segment, which is made up of individual walk-ins and recurring individual patients, and (ii) our corporate client segment, which mainly includes patients referred to us by their employers which are our corporate clients. Our fees are paid for either by the patient, or by the patient’s employer or insurer in the case of a qualifying claim which qualification depends on the terms of employment or insurance coverage of such patient. As is the case with other clinical groups in Singapore, our fees and charges are determined based on the types of services rendered and medication prescribed. We maintain an internal itemized fee scale which sets out the prices of our services for patients. The Singapore Ministry of Health has published a set of fee benchmarks which constitute recommended charges for doctors and hospital fees in the private sector, for routine and typical cases. These benchmarks inform what is a reasonable range of fees that patients and insurers could expect to pay, and serve as a reference for doctors and hospitals in setting their fees. Our fee scale is determined and periodically revised with reference to such benchmarks. We also prescribe orthopedic devices as part of the treatment of our patients where necessary, with such orthopedic devices being wholly-sourced from and supplied by wholesale suppliers.

Patient Demographics

For the year ended June 30, 2025, approximately 17% of our patients were aged 25 years old and below, approximately 35% aged 26 to 40 years old, approximately 36% were aged 41 to 60 years old and approximately 12% were 61 years old and above. For the same year, approximately 44% were male and 56% were female.

For the year ended June 30, 2025, based on our historical estimation, approximately 1.0% of our patients are employees of corporate clients who receive treatment of work related injuries, such as manual laborers from the construction, marine, and oil and gas industries, approximately 0.2% are individual clients who are treated for spinal surgery and other neurological conditions, while approximately 0.8% are individual clients treated for other sub-specialties, including trauma, sports medicine, joint replacement, knee replacement, physiotherapy, arthroscopy, knee/hip replacements, sports medicine/surgery, foot/ankle surgery and others.

Our Medical Facilities

Our Group operates 8 medical clinics that are located at the following locations in Singapore:

Medical Clinic	Location

Spine & Orthopaedic Centre (Singapore)	6 Napier Road, #03-07 Gleneagles Medical Centre

Singapore Sports & Orthopaedic Clinic	6 Napier Road, #02-10/11 Gleneagles Medical Centre

Bethesda Medical Clinic (Suntec)	3 Temasek Boulevard #03-330 Suntec City Mall

Bethesda Medical Clinic (Grantral Mall-Macpherson)	601 Macpherson Road #01-04

Bethesda Medical Clinic (Toa Payoh)	500 Lorong 6 Toa Payoh #04-33

Bethesda Medical Clinic (Margaret Drive)	38 Margaret Drive #02-03

Bethesda Medical Clinic (Tampines)	406 Tampines Street 41 #01-31

Bethesda Medical Clinic (Beach Road)	152 Beach Road, #03-08 Gateway East

Types of Treatments and Services

Our Group is a healthcare group primarily involved in the provision of a comprehensive range of health services including but not limited to orthopedic treatments and surgeries, trauma and sports medicine services (both surgical and non-surgical), physiotherapy services, general practices, health screening, mental health, woman’s health and neurological treatments. As at the latest practicable date, we have four medical practitioners serving patients at our two clinics in Gleneagles Medical Centre in Singapore and eight others in all other locations mentioned above.

Orthopedic Services

In general, our orthopedic services can be categorized as surgical and non-surgical treatments.

Surgical

Our medical professional team provides surgical services to treat a wide range of orthopedic conditions and adopt advanced techniques such as minimally invasive surgery and keyhole surgery which enhances surgical precisions, reduces complications, and encourages fast recovery for our patients. We also employ the use of advanced technology such as robots which enable us to perform our surgeries with precision. Our medical practitioners are all trained and experienced surgeons who have many years of clinical and surgical experience.

Non-Surgical

We also provide a wide range of non-surgical services, ranging from general consultations to diagnostic and therapeutic orthopedic procedures such as medications, injections, splinting and physiotherapy in the outpatient setting. Our medical practitioners also provide, inter alia, second opinions and being on-call in the hospitals associated with our clinics.

Treatment Process

When a patient first visits one of our clinics, he or she will go through a consultation with one of our medical practitioners for an accurate diagnosis of their medical condition. Depending on the medical condition, tests such as MRI scans, CT scans or X-rays may be arranged for the patient. Our medical practitioners will then review the results of such tests and determine the best form of treatment for the patient and advise them accordingly. We may prescribe orthopedic devices to our patients where necessary, such as joint implants, bone fixation devices, orthopedic braces and supports and other related devices, with such orthopedic devices being supplied by wholesale suppliers. Generally, surgical procedures are carried out in the hospitals and medical centers in which our clinics are located. We also provide post-surgical services to our patients which include arranging inpatient support as well as follow-up consultations.

Physiotherapy services

Physiotherapy is the use of evidence-based proven techniques to help restore, maintain and maximize movement, function and overall-well-being. It includes rehabilitation as well as injury prevention and promotion of health and fitness. Physiotherapy services are ideal for patients of all ages affected by injury or orthopedic conditions, for pain management, improved sports performance and for general health and wellbeing. Generally, patients seeking a non-invasive treatment option that would improve their mobility would consider physiotherapy. During the initial session, our medical practitioners will perform a physical examination to assess the patient’s musculoskeletal condition, identify its cause or contributing factors and work with the physiotherapists develop a holistic management plan that will optimize the treatment outcome. The focus is on resolving functional issues such as difficulties in the movement and performance of daily activities.

Neurology and Neurosurgical Treatments

Our neurosurgeon, Dr. Matthew Tung, possesses substantial experience in the field of neuroscience and is able to provide comprehensive services for the treatment of brain and spine conditions across all age groups. Our Group is able to address a wide range of issues, from headaches and brain tumors to aneurysms and strokes. Additionally, our team of medical practitioners collaborate to offer comprehensive care for patients facing various orthopedic and neurological diseases and disorders. This encompasses conditions such as epilepsy, brain and spine tumors, concussions, craniofacial deformities, scoliosis, movement disorders, and more. The seamless coordination between our orthopedic doctors and neurosurgeon facilitates smooth transitions in patient care.

Our Corporate Clients

A portion of the patients who visit our clinics are employees of corporations, such as construction, marine, and oil & gas companies, or policyholders of insurance companies. We have entered into arrangements with such corporations and insurers, a common practice in the Singapore medical services industry, where such counterparties may refer their employees to us for treatment, or include us in a panel of recognized medical clinics eligible for coverage under the relevant insurance plan. The material terms in our typical agreements with such corporations are set out below:

Scope	Our Group contracts with corporations to provide medical services for their employees. If and when an employee utilizes the services of our Group, we will bill and seek payment from the employer.

Exclusivity	We may have exclusivity arrangements with certain corporations to enjoy our preferential rates.

Term of cooperation	Typically, our agreements with such corporations are perpetual but are terminable subject to periodic renewal or provision of the required notice period.

Payment terms	We typically provide preferential rates for our consultancy, treatment, and medication charges, which may be subject to adjustment. We may provide credit terms to the corporations to settle our fees on a periodic basis.

Other obligations	We are typically contractually obligated to maintain the required licenses, permits and insurance to provide our medical services.

The material terms in our typical agreements with third-party insurers are set out below:

Scope	Our Group contracts with insurers which provide insurance or health programs to their covered participants. Such insurers may list our clinics on their panel lists and provide information about our Group and our services to their covered participants. When a participant utilizes the services of our Group, we will bill and seek payment from the insurer.

Exclusivity	There are generally no exclusivity arrangements and such insurers are free to enter into similar arrangements with other clinic and medical service providers.

Term of cooperation	Typically, our agreements with such insurers are perpetual but are terminable subject to periodic renewal or provision of the required notice period.

Payment terms	We typically provide a schedule of our consultancy, treatment, and medication charges, which may be subject to adjustment. Certain agreed discounts may be available to the insurer based on the usual and customary charges for our services. Certain corporate insurers may charge administration fees from us.

Other obligations	We are typically contractually obligated to maintain the required licenses, permits and insurance to provide our medical services.

Our Specialist Doctors:

Our Group’s reputation and image was built painstakingly through the professionalism of our specialist doctors whose credentials, experience and expertise are set out below:

Dr. Kevin Yip

MBBS (U of London, United Kingdom), FRCS (Orth Surg) (RCS, Edinburgh, United Kingdom), FHKCOS (Hong Kong College of Orthopaedic Surgeons, Hong Kong, China), FAMS (Orth Surg) (Academy of Medicine, Singapore)

Dr. Kevin Yip is the founder of our Group. Before Dr. Kevin Man Hing Yip became an orthopedic surgeon in Singapore, he obtained his medical degree from St. Thomas’ Hospital London, England. He completed his post-graduate training in London, obtained his Fellowship of the Royal College of Surgeons in 1990, and worked in several hospital units in England before moving to Hong Kong. Dr. Kevin Yip became an Associate Professor at the Chinese University of Hong Kong Prince of Wales Hospital and participated in extensive research in various fields, especially the knee and shoulder. After leaving Hong Kong in 1998, he joined Gleneagles Hospital in Singapore as an Orthopedic Surgeon. Apart from general orthopedics, his main areas of expertise are back pain, neck pain, knee surgery and shoulder surgery. Dr. Yip is also a founding member of Asian Association for Dynamic Osteosynthesis, an honorary faculty member of The Interdisciplinary Research Centre for Musculoskeletal Bioengineering and Rehabilitation Technology & The Hong Kong Medical Association. Over the course of his career, Dr. Yip has published close to 80 research articles. Dr. Yip is currently a locum doctor with our Group.

Dr. Matthew Tung

MBBS (NUS, Singapore), FRCS (Neurosurgery) (RCPS, Glasgow, United Kingdom)

Dr. Matthew Tung joined our Group in November 2017 and specializes in treating disorders of the brain and spine with special interest in back pain and neck pain, nerve pain and headache. He believes that neurosurgery should always consider the non-invasive options before open surgery to attain minimum morbidity and a fast return to optimum function. In spinal disorders, Dr. Tung aims for motion preservation, reversible treatments that can be repeated in preference to fusion. In the last 15 years he has performed operations using non-invasive techniques like stereotactic radiosurgery (SRS) and stereotactic radiotherapy (SRT) for brain tumors, minimally invasive techniques with endoscope-assisted method to access the pituitary adenoma, treat hydrocephalus and ventricular tumors, spinal laminectomy for spinal tumors, facet joint injections, cervical and lumbar disc replacements, spinal decompression and fusion, and endoscopic thoracic sympathectomy for sweaty palms. Dr. Tung pursues continued medical education eagerly and keeps abreast of latest techniques by attending courses and attachments in Europe (SRS, SRT, spinal surgery and disc replacement), America (skull base approaches to acoustic neuroma) and China (endovascular techniques for vascular disorders).

Dr. Palanisamy Arul Murugan

MBBS in Orthopaedic Surgery (IN), MRCS (Member of the Royal College of Surgeons of Edinburgh) Edin, Mmed (Master of Medicine, Ortho), FRCS (Ortho)

Dr. Palanisamy Arul Murugan is a practicing doctor with our Singapore Sports and Orthopaedic Clinic and joined our Group in December 2020. He completed his MBBS from Madras Medical College, India. He has been working in Singapore since November 2010. In his 10 years in Singapore, he has been posted to KK Women’s & Children’s Hospital, Singapore General Hospital, Tan Tock Seng Hospital, Khoo Teck Puat Hospital and Thye Hua Kwan Hospital in the departments of Orthopaedic Surgery, Accident and Emergency, General Surgery, Anaesthesia, Hand Surgery, Rehabilitation Medicine and Neurosurgery. He passed the MRCS (Edin) in 2012. He was awarded SingHealth best medical officer award in 2013. He was given National Health Group Orthopaedic Residency in 2014. He received his MMed (Ortho) in 2019. He completed his orthopedic residency on July 30, 2020 and passed the FRCS ortho exam held in November, 2020. He has presented research papers in many international conferences and has journal publications in the fields of orthopedic trauma and hand surgery. In his orthopedic career, he has worked in various sub-specialities such as trauma, joint replacement, sports injuries, foot and ankle problems and hand surgery. Dr. Arul Murugan is fluent in Tamil, English and Hindi.

Dr. Kelvin Tan

MBBS (Singapore), MRCS (Edinburg), M.Med (Orthopedics), FRCS (Edinburg) (Orthopedics)

Dr. Kelvin Guoping Tan is a consultant orthopedic surgeon at Singapore Sports and Orthopaedic Clinic and joined our Group in August 2024. After completing his postgraduate specialist training in orthopedic surgery, he became a Fellow of the Royal College of Surgeons of Edinburgh in 2015 and is also registered with the Singapore Specialist Accreditation Board. Dr. Kelvin Tan is highly proficient in robotic-assisted primary and revision hip and knee joint replacement surgeries, complex hip reconstruction, including impaction bone grafting for failed hip replacements/hip dysplasia, Direct Anterior Approach (DAA) to hip replacement, and trauma surgeries including peri-prosthetic fracture fixation and sports surgeries. He is an avid proponent of the use of cutting-edge technology such as robotics and computer navigation to perform hip and knee replacement, including unicompartmental (partial) knee replacement.

Dr. Kelvin Tan was the previous head of Adult Reconstruction/Joint Replacement unit and a senior consultant at Tan Tock Seng Hospital in Singapore and he has been practicing medicine for more than 15 years. Dr. Kelvin Tan is a key opinion leader in Singapore and regionally in the field of robotic-assisted joint replacements as well as enhanced recovery after surgery (ERAS), sitting on various national committees prior to private practice. He has extensive experience in robotic joint replacements having performed more than 500 Mako Robotic-assisted joint replacements (MAKOplasty). He is also a certified Mako Robotic trainer in partial knee, total knee as well total hip replacement. Dr. Kelvin Tan is an Adjunct Assistant Professor at National University of Singapore (NUS) and was a core clinical faculty member and clinical competencies committee member of Singapore’s NHG’s orthopedic residency programme. He is an examiner for NUS and Lee Kong Chian School of Medicine undergraduates as well as an Orthopaedic Master of Medicine. He has published extensively in international peer-reviewed medical journals and presented widely locally and in international conferences. He is currently the chairman of the Singapore Arthroplasty Society, representing Singapore at various international conferences. He is also the Young Surgeon Nominate for Singapore at the Asia Pacific Orthopaedic Association.]

COMPETITION

The orthopedic treatment market in Singapore is highly fragmented, with low barriers to entry and low consolidation. We generally face competition from both medical practitioners and non-medical practitioners. The medical practitioners are doctors and surgeons in specialties such as orthopedics, neurosurgeons, neurologists, and rheumatologists who offer similar medical procedures to treat pain or alternative medical treatments. There are certain other corporate groups in Singapore offering orthopedic treatments, including listed companies, as well as small and medium enterprises, some of which have been offering similar private orthopedic and physiotherapy services for twenty or more years in the Singapore market. The non-medical practitioners who provide comparable pain management treatments include traditional Chinese medicine physicians, physiotherapists, and chiropractors, who provide alternative services to our pain care services designed to alleviate pain conditions suffered by patients. As for the general services under Bethesda Medical Clinics the competition can come from general practices with rich experience clinicians. Singapore is a densely populated country and most neighbourhoods have some form of general practice clinic(s). These clinics may range from solo practitioners to group practices and the clinicians’ experience can be highly variable. Regardless, sometimes the pool of targeted patients can have potential overlap. Ultimately the moat lies in how integrated the services can be within its micro ecosystem i.e. musculoskeletal related diseases, integration into payors’ ecosystem such as insurers or national programs, quality and continuity of care of the practice itself.

OUR PATIENTS AND CLIENTS

Customer Base

Our customers primarily include (i) first time or recurring individual patients and (ii) corporate employers, a substantial portion of which are construction, marine and oil & gas companies, walk in customers, referral from our general practitioners. Our revenue for the periods indicated below categorized according to inpatient treatment (which involves ward admission), outpatient treatment (which do not require hospitalization), corporate patients (being patients referred to us by our corporate customers) and individual patients (who are our direct customers and are not referred to us by corporate customers) is as follows:

	Years ended June 30
	2025			2024
	US$’000	S$’000%		S$’000%
Specialist clinics
Corporate patients
Inpatients	1,139	1,448	13	1,143	11
Outpatients	1,878	2,388	21	2,229	22
Total Corporate patients	3,016	3,837	34	3,372	33

Individual patients
Inpatients	1,631	2,075	18	1,338	13
Outpatients	3,548	4,513	40	5,341	54
Total individual patients	5,180	6,588	58	6,679	67

General practice clinics
Corporate patients	545	693	6	-	-
Individual patients	159	202	2	-	-
Total Group revenue	8,900	11,320	100	10,051	100

During the year ended June 30, 2025, we had approximately 964 patients referred by our corporate clients and 13,161 individual patients and the revenues generated from our ten largest customers represented approximately 4.0% of our revenues for the same period, while such ten largest customers include three corporate clients who refer their employees to us for treatment. During the year ended June 30, 2024, we had approximately 989 patients referred by our corporate clients and 4,433 individual patients and the revenues generated from our ten largest customers represented approximately 4.0% of our revenues for the same period, while such ten largest customers include seven corporate clients who refer their employees to us for treatment.

Sales and Marketing

Our marketing and business development activities are spearheaded by our management and senior medical practitioner leaders who plan and formulate our overall objectives and business strategies within the ambits of the applicable guidelines issued by the MOH and the relevant laws and regulations in Singapore. We have a dedicated corporate marketing team comprising of a marketing supervisor and several marketing staff who implement and monitor our marketing and business development initiatives.

We market our services and develop our business through the following methods:

●	Personal referrals. Personal referrals by “word of mouth” have proven to be a particularly effective method. This is our Group’s most important asset and strong point. Through this “soft” marketing approach, we attract quality patients who are confident in our healthcare services. We will continue to cultivate brand loyalty and goodwill amongst our existing patients.

●	Advertising and social media. In order to create awareness of our Group, we make use of traditional newspaper advertisements, Google advertisements as well as social media in compliance with all relevant laws, rules, and regulations, including but not limited to the SMC’s Ethical Code and Ethical Guidelines, as well as the advertising guidelines and publicity regulations published under the Singapore Private Hospitals and Medical Clinics Act. Our digital media presence through our website and social media, and search engine optimization has enabled us to increase our brand awareness and customer reach and drive business volumes.

●	Panels of insurance companies. Our clinics have been selected by several insurance providers as preferred medical care providers. The inclusion of our clinics on these panels provides another avenue through which we are able to reach new customers.

●	Corporate marketing. We recognize that corporate clients are an important source of income, and we actively pursue corporate client accounts through conducting presentations at potential corporate client’s premises. Our marketing team is constantly engaging current and new corporate clients to understand their needs and requirements. Prospective corporate clients are also presented with highly competitive preferential rates for the specialist healthcare services offered by our Group that are tailored to the needs of their employees.

●	Participation in medical conferences, seminars and workshops. Our medical practitioners attend health conferences in Singapore and overseas. These events provide opportunities, either as guest speakers or participants, to network with other medical practitioners and the public to increase our presence in the medical industry. Such events are also opportunities for us to identify promising medical specialists that we may recruit to join our Group.

●	Corporate website. Our corporate website highlights the profiles of our specialist medical practitioners, the range of services that we provide and the location of our medical clinics. This allows us to raise the potential customers’ awareness of our Group and the services we provide in addition to traditional marketing methods. It is also an avenue for us to update the public on our Group’s latest activities and to educate the public on health issues. Direct online bookings continues to grow, in part because of effective search engine optimization. We have also been utilizing search engine optimization to improve our website traffic and widen our reach to our targeted audience in order to drive our business volumes. Information contained on our website does not constitute part of this report.

We continually obtain market updates and keep abreast of the latest relevant technology in the healthcare industry, and we formulate growth strategies to increase our profile in the industry. This also enables us to devise growth strategies locally and overseas.

Quality Control and Training

We place a great emphasis on delivering quality personalized care for our patients. Our clinical decisions are made based on patients’ interests and contemporary evidence-based medicine. Our clinic operations team conducts regular training sessions for our medical professionals and support staff, regular surveillance and performance audits and provides professional support to ensure our medical professionals and support staff are in compliance with our operating procedures and business rules. As a condition of their employment, medical professionals are required to provide background information, certificates and evidence that they have complied with the applicable regulatory requirements and have a valid professional indemnity insurance policy.

We believe that service quality is vital to any industry and even more so in the medical and healthcare sectors. We comply with all MOH and SMC guidelines with regards to quality standards. We continually seek feedback from our patients via direct dialogue. The results are relayed to our medical professionals and management. Such feedback is taken seriously and is designed to contribute positively to the overall experience of the patient.

We recognize that the industry that we operate in is competitive, and it is vital to provide quality services and maintain high standards in our operations. We believe that staff training is important for our Group, capability and morale of our staff is of high importance, and that continual staff training and development is crucial to supporting the strategic vision of our Group and the future growth of our business and operations. In order to ensure that our employees are competent in their roles and responsibilities, staff training plays an important role in our operations, and comprises largely on-the-job training and in-house training.

OUR SUPPLIERS

Our patients typically obtain their required drugs and medication from our clinics. The drugs and medications that we prescribed include painkillers, antibiotics, and nerve repair medication. Generally such drugs are widely available, and we do not anticipate any substantive difficulties in procuring such drugs and medications. We have also not experienced significant fluctuations in the prices of such drugs and medications. We obtain such supplies primarily from wholesalers based in Singapore, with which we do not usually have long term contracts as we anticipate being able to have access to alternative suppliers at comparable prices. Other suppliers include laboratory tests service providers, and radiology service providers. For the year ended June 30, 2025, we had approximately 301 suppliers and expenses incurred in relation to our five largest suppliers represented approximately 12% of our total expenses for the same period. For the year ended June 30, 2024, we had approximately 85 suppliers and expenses incurred in relation to our five largest suppliers represented approximately 16% of our total expenses for the same period.

SEASONALITY

Due to the nature of our medical services, we have not observed any significant seasonal trends affecting our business operations and financial performance and results. We believe that there is no apparent seasonality affecting the business of providing orthopedics and other related services.

INTELLECTUAL PROPERTY

Our primary intellectual property rights comprise website domain names (including “www.orthopaedicclinic.com.sg”, “www.baselorthopaedics.com”, www.baselneurosurgery.com and www.baselmedical.com,) and our registered trademark. Given the scale of our operations, which currently only covers Singapore, we currently have registered only one trademark. We may create and register other trademarks in the future as our business grows. We intend to protect our intellectual properties vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights.

EMPLOYEES

We had 36 full-time employees as of January 31, 2025, and 77 full-time employees as of September 30, 2025. The following table sets forth the number of our full-time employees categorized by function as of September 30, 2025:

Function	Number of employees
Management	5
Medical practitioner	14
Clinical staff	39
Accounting, human resource and others	10
Marketing	9

Total	77

C. Organizational Structure

Basel Medical is a BVI business company incorporated on August 10, 2023 with operations conducted by our subsidiaries based in Singapore. From 2004 to the 2020s, we expanded our operations and incorporated further operating entities in Singapore. The following entities were incorporated on the following dates primarily to serve different segments of our clientele, including dormant entities indicated below which do not have any operations to date:

No.	Group entity	Date of incorporation	Purpose
1.	Basel Medical Group Pte. Ltd. (formerly Singmed Specialists Pte. Ltd., which changed its corporate name in October 2024)	March 20, 2020	Intermediate holding company
2.	SSO Clinic (Singapore Sports & Orthopaedic Clinic Pte. Ltd.)	July 30, 2004	Orthopaedic specialist clinics at Gleneagles
3.	SSOC (SSOC Pte. Ltd.)	July 3, 2013	Currently dormant
4.	SSO Services (Singapore Sports & Orthopaedic Services Pte. Ltd.)	July 30, 2004	Currently dormant
5.	SSOS (SSSOS Pte. Ltd.)	July 3, 2013	Currently dormant

6.	Pharma Avenue Pte. Ltd. (formerly Singapore Sports and Physiotherapy Centre Pte. Ltd. which changed its corporate name in June 2025)	July 12, 2017	Currently dormant
7.	SKC (Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.)	August 8, 2014	Currently dormant
8.	SKS (Singapore Knee, Sports and Orthopaedic Services Pte. Ltd.)	August 8, 2014	Currently dormant
9.	Basel Medflow Pte. Ltd.	May 16, 2025	Currently dormant – to be used for medical supplies business
10.	Bethesda Medical Pte. Ltd.	October 13, 1995	General practitioner clinic
11.	Oasis Medical Clinic Pte. Ltd	August 26, 2021	General practitioner clinic
12.	SSOC Farrer Park Pte. Ltd.	June 18, 2025	Currently dormant – to be used for new orthopaedic specialist clinic at Farrer Park
13.	SSOC Novena Pte. Ltd.	June 18, 2025	Currently dormant – to be used for new orthopaedic specialist clinic at Novena
14.	SSOC Orchard Pte. Ltd.	June 18, 2025	Currently dormant – to be used for new orthopaedic specialist clinic at Orchard
15.	Eyetrust Medical Pte. Ltd.	September 11, 2025	Currently dormant – to be used for new eye specialist clinic
16.	Chartered Imaging Pte. Ltd.	October 15, 2025	Currently dormant – to be used for New imaging centre

D. Property, Plants and Equipment

We are headquartered in Singapore. Our corporate headquarters in Singapore is located at 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499.

We also lease our clinics at 6 Napier Road, Units #02-10/11 and #03-07, Gleneagles Medical Centre, Singapore, 406 Tampines Street 41 #01-31, 152 Beach Road #03-08 & #03-08A Gateway East, 38 Margaret Drive #02-03, 500 Lorong 6 Toa Payoh #04-33, 3 Temasek Boulevard #03-330 Suntec City Mall and 601 Macpherson Road #01-04. We believe our properties are sufficient for our current needs and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the year ended June 30, 2024 and 2025 should be read in conjunction with our audited consolidated financial statements and related notes for the fiscal years ended June 30, 2024 and 2025. This discussion and analysis and other parts of this document contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document. Under no circumstances should the inclusion of such forward-looking statements herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by our Company or any other person. These forward-looking statements that speak only as of the date hereof.

REVIEW OF RESULTS OF OPERATIONS

Revenue

Revenue increased by S$1,269,021, approximately 12.6%, from S$10,050,923 in year ended June 30, 2024 to S$11,319,944 (US$8,900,027) in year ended June 30, 2025. This increase in revenue was mainly attributable to the revenue generated by the newly acquired general practitioners clinic group of S$895,362.

For our orthopedic specialist clinic at Gleneagles, revenue increased by S$373,659, approximately 3.7%, from S$10,050,923 in year ended June 30, 2024 to S$10,424,582 (US$8,196,071) in year ended June 30, 2025. This increase in revenue was mainly attributable to higher patient count recorded for the clinics from the corporate patients in which revenue increased by S$464,885 in year ended June 30, 2025 as compared to year ended June 30, 2024. This is attributed to the rebound from the COVID pandemic, as construction workers constitute a large segment of our patients. As the construction sector continues to rebound post-COVID, there is an increase in injury-related cases. This increase in revenue is partially offset by the decrease in revenue from individual walk-in patients in which revenue decreased by S$91,225, in year ended June 30, 2025 as compared to year ended June 30, 2024.

Other income

Other income increased by S$641,174, approximately 139.1% from S$461,029 in the year ended June 30, 2024 to S$1,102,203 (US$866,580) in year ended June 30, 2025. This increase was mainly due to contribution from Bethesda group by S$220,133. In addition, interest income from fixed deposits and waiver of long outstanding balance in other creditors contributed partially to the increase.

Consumables, medical supplies and other related expenses

Consumables, medical supplies and other related expenses increased by S$278,113, approximately 12.4% from S$2,248,136 in the year ended June 30, 2024 to S$2,526,250 (US$1,986,201) in year ended June 30, 2025. The increase was in line with the increase in revenue.

Employee benefit expense

Employee benefit expense increased by S$2,758,991, approximately 75.8% from S$3,638,942 in the year ended June 30, 2024 to S$6,397,933 (US$5,030,217) in the year ended June 30, 2025. This increase was mainly due to an increase in headcount and bonus payments. With the acquisition of the Bethesda group, the additional staff from Bethesda group also contributed to the increase.

Depreciation expense

Depreciation expense increased by S$652,401 or 123.4%, from S$528,727 in the year ended June 30, 2024 to S$1,181,128 (US$928,633) in the year ended June 30, 2025. This was mainly contributed by the Bethesda group as a result of depreciation from right of use assets.

Rent expense

Rent expense increased by S$137,895 or 4,336.3%, from S$3,180 in the year ended June 30, 2024, to S$ 141,075 (US$110,917) in the year ended June 30, 2025 due to a short term lease of office.

Other operating expenses

Other operating expenses increased by S$1,819,450 or 120.3% from S$1,512,168 in the year ended June 30, 2024 to S$3,331,619 (US$2,619,403) in the year ended June 30, 2024. Other operating expenses from the newly acquired Bethesda group contributed to S$349,043 of the increase in other operating expenses. Furthermore, exchange loss resulting from the strengthening of the USD against SGD and professional fees incurred further contributed to the increase.

Finance costs

Finance costs increased by S$27,710 or 15.7% from S$176,238 in the year ended June 30, 2024 to S$ 203,948 (US$160,349) in year ended June 30, 2025, mainly due to increase in interest expense for term loans.

Impairment loss on goodwill

S$11,145,691 (US$8,763,025) impairment loss on goodwill was recognized for year ended June 30, 2025 from the acquisition of the Bethesda group. As the group was newly acquired and its operations and performance has yet to be turned around, on prudent basis, the full amount of goodwill has been impaired.

Profit before tax

Profit before tax decreased by S$14,910,058 from a profit of S$2,404,561 in the year ended June 30, 2024 to a loss of S$12,505,497 (US$9,832,138) in the year ended June 30, 2025, mainly arising from impairment loss on goodwill of S$10,327,724.

Income tax expense

Income tax expense decreased by S$749,154 from S$331,761 in the year ended June 30, 2024 to a tax benefit of S$417,393 (US$328,165) in the year ended June 30, 2025, due to reversal of over-provision of tax for prior years.

REVIEW OF FINANCIAL POSITION

As at June 30, 2025

Current Assets

Current assets amounted to S$13,118,561 (US$10,314,145) or 77.8% of the total assets as at June 30, 2025, and mainly comprised inventories, trade and other receivables, cash and cash equivalents and deferred offering costs.

Inventories amounted to S$376,291 (US$295,850) and accounted for 2.9% of the current assets, and comprised of drugs and medical supplies.

Trade and other receivables amounted to S$9,731,390 (US$7,651,065) and accounted for 74.2% of the current assets, which are mainly trade receivables due from corporate clients, deposits, and other receivables.

Cash and cash equivalents amounted to S$2,979,083 (US$2,342,230), and accounted for 22.7% of the current assets.

Deferred offering costs amounted to S$31,798 (US$25,000), and accounted for 0.2% of the current assets.

Non-Current Assets

As at June 30, 2025, non-current assets amounted to S$3,736,060 (US$2,937,386) or 22.2% of our Group’s total assets. Non-current assets mainly consist of right of use assets from lease properties of S$3,176,522 (US$2,497,462), deferred tax assets of S$281,982 (US$221,702), investment in associate of S$49 (US$39), and property and equipment of S$277,507 (US$218,183).

Current Liabilities

Current liabilities amounted to S$10,691,724 (US$8,406,105) and accounted for 89.2% of our total liabilities, and comprised of trade and other payables, borrowings, amount due to related parties, and asset retirement obligation.

Trade and other payables amounted to S$6,913,006 (US$5,435,180) and accounted for 64.7% of our current liabilities. Trade and other payables mainly comprised trade payables to suppliers in relation to the purchases of consumables and medical supplies, accrued bonus for employees and goods and services tax payable.

Borrowings, which amounted to S$2,121,119 (US$1,667,677) and accounted for 19.8% of our current liabilities, mainly related to lease liabilities.

Amount due to related parties of S$1,642,599 (US$1,291,453), or 15.4% of our Group’s total current liabilities.

Asset retirement obligation of S$15,000 (US$11,795), or 0.1% of our Group’s total current liabilities.

Non-current liabilities

Current liabilities amounted to S$1,298,357 (US$1,020,801) and accounted for 10.8% of our total liabilities, and comprised of lease liabilities.

Total Equity

Total equity amounted to S$4,864,541 (US$3,824,625), mainly comprising S$34,208,562 (US$25,609,109) of share capital, S$24,455,170 (US$18,362,500) of merger reserve arising from group restructuring, S$4,396,611 (US$3,836,948) of retained earnings, translation reserve of S$495,739 (US$412,213) and non-controlling interest of S$3,499 (US$2,751).

LIQUIDITY AND CAPITAL RESOURCES

We financed our growth and operations through a combination of shareholders’ equity (including retained profits), net cash generated from operating activities, and borrowings from financial institutions. Our principal uses of cash have been for operational expenses, working capital purposes and payment of taxes.

As at June 30, 2025, we had cash and cash equivalents of S$2,979,083 (US$2,342,230) and equity attributable to owners of our Company amounted to S$4,861,042 (US$3,821,874).

Our Directors are of the reasonable opinion that, after taking into consideration the cash flows generated from our operations, our external borrowings and our existing cash and cash equivalents, and without considering any subsequent drawdowns thereof, the working capital available to our Group is sufficient to meet our present requirements and for at least 12 months after the period end.

We set out below a summary of our consolidated statements of cash flows for the year under review. The following net cash flow summary should be read in conjunction with the full text of this document, including consolidated financial statements for the year ended June 30, 2025 and 2024, as set out in this document.

	Year ended June 30
	2025		2024
	US$’ 000	S$’ 000	S$’ 000

Net cash (used in)/ generated from operating activities	(3,415)	(4,344)	2,509
Cash generated from/ (used in) investing activities	(8,681)	(11,041)	(8)
Net cash generated from/ (used in) financing activities	13,294	16,909	(1,767)
Net increase /(decrease) in cash and cash equivalents	1,198	1,524	734
Cash and cash equivalents at beginning of financial year	1,534	1,951	1,217
Effects of currency translation on cash and cash equivalents	(390)	(496)	-
Cash and cash equivalents at end of financial year	2,342	2,979	1,951

Year ended June 30, 2025

For the year ended June 30, 2025, we used operating cash flows before working capital changes of S$240,357 (US$188,973). Net changes in working capital amounted to -S$3,251,528 (-US$2,556,434). This was due mainly to an increase in trade and other receivables of S$7,284,324 (US$5,727,121), an increase in trade and other payables of S$4,337,057 (US$3,409,904) and an increase in inventories of S$304,261 (US$239,218). We paid interest of S$203,948 (US$160,349) and income tax of S$648,292 (US$509,704) in the year ended June 30, 2025. As a result, the net cash used in operating activities amounted to S$4,344,125 (US$3,415,460).

Cash generated used in investing activity amounted to S$11,040,944 (US$8,680,671), mainly due to acquisition of new subsidiary of S$10,986,135 (US$8,637,578) and acquisition of property and equipment of S$ 54,760 (US$43,054).

Net cash generated from financing activities of S$16,908,838 (US$13,294,157) was mainly due to proceed of share issuance of S$9,753,384 (US$7,668,358), decrease in amount due from related parties of S$10,557,240 (US$8,300,370), proceeds from borrowings of S$4,000,000 (US$3,144,901), decrease in deferred offering costs of S$1,556,226 (US$1,223,544). This increase was partially offset by repayment of borrowings of S$8,261,290 (US$6,495,235) and payment of principal portion of lease liabilities of S$981,342 (US$771,556).

As a result of the above, our Group’s cash and cash equivalents increased by S$1,523,769 from S$1,951,053 as at June 30, 2024 to S$2,979,083 (US$2,342,230) as at June 30, 2025.

CAPITAL EXPENDITURES AND CONTINGENT LIABILITIES

There were no material capital expenditures other than routine purchases of medical, computer and office equipment. The Group has no known contingent liabilities as at June 30, 2025.

SIGNIFICANT ACCOUNTING POLICIES CHANGES

The accounting policies have been consistently applied by the Group during the years under review, except for the changes in accounting policies as discussed in the consolidated financial statements appended to this document.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499.

Directors and Executive Officers	Age	Position
Darren Yen Feng Chhoa	38	Chief Executive Officer
Jianing Lu	36	Director and Chief Financial Officer
Tan Boon Chye (Darren)	45	Chief Commercial Officer
Keng Leong Fung (Raymond)	49	Director and Chairman of the Board
Paul Freudenthaler	61	Independent Director
Tony Chen	61	Independent Director
Kwek Yoon Soong	59	Independent Director

Dr. Darren Chhoa, (MD GDHM MACHE), Group Chief Executive Officer. Dr. Darren joined our Group in June 2024. He leads our Group’s health value proposition strategy and also focuses on expansion and introduction of latest clinical solutions into the Group’s practices. Dr. Darren also oversees and develop partnerships and collaborations with other healthcare organizations and stakeholders to enhance Basel’s service delivery and patient care. Additionally, Dr. Darren’s role includes leading enterprise clinical business development opportunities focusing on care delivery models, technologies, and products. Dr. Darren has led many initiatives over the past 12 years and has been directly involved in building a health unicorn in Asia-Pacific in his previous appointments. He also is accountable for Basel’s environmental stewardship work, corporate social responsibility projects, to which the Basel group offers clinical services and pharmaceutical support to the under-served and financially challenged communities around the world. From November 2016 to March 2022, Dr. Darren served as the medical director and vice president with the Fullerton Healthcare Group. From March 2022 to April 2024, Dr. Darren served as a senior director (Health Services) with MHC Health (HMI Group).

Jianing Lu, Director and Chief Financial Officer. Ms. Lu joined our group in January 2024 and leads our group’s accounting, finance, reporting and budgetary functions. From June 2018 to December 2021, Ms. Lu served in a leadership role with BaselCorp Pte Ltd, a Singapore-based professional services firm in accounting, tax, and payroll, where she managed a portfolio of clients and led and oversaw the execution of the accounting team. From January 2022 to December 2023, Ms. Lu was the finance manager for The Farrer Park Company Pte Ltd, a hospital and hotel holding company, where she oversaw financial and statutory reporting, assisted with the treasury function, as well as budget planning and forecasting. Ms. Lu graduated from Nanyang Technological University in Singapore with a bachelor’s degree in accountancy and is a Chartered Accountant.

Tan Boon Chye (Darren), Group Chief Commercial Officer. Mr. Tan joined us as our Chief Commercial Officer in August 2025. Mr. Darren Tan began his entrepreneurial journey in 2007 with a marketing venture. With extensive experience in business consulting, marketing, financing, and corporate development, he has a proven track record in business. A graduate of the University of London (BSc Accounting & Finance), Mr. Tan has also co-founded multiple companies across diverse industries. His achievements have been recognized with the 2010 Successful Entrepreneur Award (Platinum Category) and the 2011 SME1 Asia Emerging Award, and he has been featured by Global Business Magazine, Channel News Asia, and Phoenix Satellite TV.

Keng Leong Fung (Raymond), Director and Chairman of the Board. Mr. Fung is the founder of Basel Medical Group Ltd prior to our listing on Nasdaq and serves as our adviser. He has extensive experience in Family Offices, Merger and Acquisition, Capital Market Advisory, Risk & Compliance and Fund Operations. Prior to founding the Basel Medical Group, he started BaselCorp in 2012 as a corporate and financial services firm which was later merged with Incorp Asia. Being a shareholder of the enlarged group, he was in charge of its family offices and financial services. With a portfolio of 15,000 corporate clients across eight countries, Incorp Asia was eventually sold to Hillhouse Capital in 2023. Before establishing BaselCorp, Mr. Fung was a team manager in Citibank in charge of institutional investment funds compliance and trustee operations. He was also a finance lead in the Singapore Ministry of Defence handling defence budget. He started his career as an auditor in a Singapore audit firm.

Mr. Fung served as a non-executive director for various private companies. He was also the advisor and director to various international non-profit organization set up by the Oil and Gas Safety Council and other medical associations. He was also the honorary chairman for Global Chinese Societies Exchange Association. Mr. Fung holds a Master of Business Administration from Nanyang Business School, Nanyang Technological University of Singapore, and is a member of the Institute of Singapore Chartered Accountants.

Paul Freudenthaler, Independent Director. Mr. Freudenthaler is an independent director on our board. He is the former chief financial officer and current board member and board secretary for Freight Technologies Inc. (Nasdaq: FRGT). Prior thereto, Mr. Freudenthaler served as the chief financial officer for several leading companies in both the U.S. and Mexico. From August 2015 to April 2016, he was the chief financial officer for EZ Corp., the Mexico division of Crediamigo, a payroll discount lender. From November 2016 to August 2020, Mr. Freudenthaler was the chief financial officer of Ascentium Capital, an independent small business lender in the U.S. Mr. Freudenthaler drove the growth and successful sale of Ascentium Capital from private equity investors to one of the largest banks in the United States. Mr. Freudenthaler was the chief financial officer for Old Mutual in Latin America from June 2012 to July 2015, Macquarie in Mexico City from June 2009 to May 2012 and Irwin Union Bank in the United States from August 2005 to August 2008. Mr. Freudenthaler’s experience includes successful public offerings and a number of acquisitions totaling well over US$1 billion in both Mexico and the United States. Mr. Freudenthaler was born in Canada and grew up in Mexico City, before spending the following 30 years splitting his time among Mexico, the U.S. and Canada. Mr. Freudenthaler earned his MBA in Finance from The Wharton School of Business, a CPA License from Texas State Board of Public Accounting, and a Bachelor of Commerce in Accounting and Economics from the University of Calgary, Canada. We believe Mr. Freudenthaler’s extensive experience and knowledge in financials and management will help the Group effectively manage corporate risks.

Tony Chen, Independent Director. Mr. Chen is an independent director on our board. He is the CEO of Zirauti Global Ventures, a services company in global commodities trading. He also serves as an advisor to AeroGreens Indonesia, a fast-growing agribusiness company which he cofounded in August 2020. From May 2017 to December 2022, Mr. Chen was the group managing director for Platindo Group, Indonesia, where he oversaw the group’s overall business development and strategy. From March 2002 to September 2009, Mr. Chen served as the CEO for Microsoft Indonesia, in which Microsoft Indonesia won the world’s best subsidiary for two consecutive years (2007 and 2008). From August 1996 to February 2002, Mr. Chen was the country sales director for Oracle Indonesia. Prior to Oracle, Mr. Chen also served with Andersen Consulting, Dun & Bradstreet and Stratus Computer. Mr. Chen graduated from UNINUS, Bandung, Indonesia with a bachelor’s degree in computer science, and obtained various trainings in business, management and leadership from many institutions, including the Harvard Business School in Boston. We believe that Mr. Chen is well qualified to serve on our board due to his wealth of professional experiences and qualifications.

Kwek Yoon Soong, Independent Director. Mr. Soong is an independent director on our board. Mr. Soong possesses extensive experience in the insurance industry in Singapore. From October 2018 to December 2022, he was the Chief Agency Officer of Prudential Insurance Company Singapore. In this role, he oversaw the agency channel and managed a 5,000-strong agency force. He began his career as an insurance agent in 1989. Mr. Soong brings with him many years of experience in training, recruitment and business development which includes leading and driving agency sales, manpower and productivity targets. Prior to joining Prudential, Mr. Soong was a consultant with Zurich Insurance Plc from October 2013 to September 2017 and engaged in projects to transform the agency channel, improve agent productivity and drive revenue growth for Zurich’s subsidiary insurers in ASEAN including Zurich Topas Life (Indonesia) and Zurich Global Life (Singapore). At Allianz Asia Pacific, Mr. Soong was Senior Regional Manager from September 1999 to June 2008 and from November 2011 to September 2013. During his tenure he was seconded as the Chief Agency Officer of Pioneer Life (Philippines) (January 2006 — December 2008), Ayudhya Allianz (Thailand) (October 2004 — June 2005), Allianz Dazhong (China) (February 2003 — September 2004) and Pioneer-Allianz (Philippines) (February 2002 — February 2003). A Singaporean, Mr. Soong graduated from National University of Singapore Law School.

There are no family relationship between any of the persons named above. To the best of our knowledge, there are no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, other than Mr. Keng Leong Fung (Raymond) and Mr. Tan Boon Chye (Darren), who were nominated to the abovementioned positions by Rainforest Capital VCC, which is the majority and controlling shareholder of the Company.

B. Compensation

Compensation of Directors and Executive Officers

In the years ended June 30, 2024 and 2025, we paid an aggregate of US$148,597 and US$584,165 respectively in cash compensation to our directors and executive officers as a group. None of our directors or executive officers receives pension, retirement or other similar benefits from us, and we have not set aside or accrued any amount to provide such benefits to our directors or executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). Our directors’ service contracts with the Company do not provide for material benefits upon termination of employment.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of the Company.

C. Board Practices

Board of Directors

Our board of directors currently consists of five directors, including two executive directors and three independent directors. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized shares as well as exercising other powers, functions and duties as conferred by our post-offering amended and restated memorandum and articles of association. A director may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of our company or of any third party. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Duties of Directors

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes the post-offering amended and restated memorandum and articles of association or the BVI Act.

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our post-offering amended and restated memorandum and articles of association or the BVI Act.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

British Virgin Islands law does not regulate transactions between a company and its significant members, however it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority members. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position.

Terms of Directors and Executive Officers

Pursuant to our amended and restated memorandum and articles of association, directors are appointed and removed by a resolution of members. Our board of directors has the power from time to time and at any time to appoint any person as a director to fill a vacancy on the board or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the post-offering amended and restated memorandum and articles of association as the maximum number of directors. Our directors shall be appointed for such term as may be determined by the members and will hold their offices until expiration of their respective terms of office and until their successors shall have been appointed and qualified. In addition, the office of any of our directors shall be vacated if the director (i) gives notice in writing to the Company that he resigns the office of director; or (ii) absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution of directors confirming that he has by reason of such absence vacated office; or (iii) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (iv) the director is found to be or becomes of unsound mind; or (v) the other directors (being not less than two in number) determine that he should be removed as a director, either by resolution of directors passed by a majority of the other directors at a meeting of the directors duly convened and held in accordance with the post-offering amended memorandum and articles of association or by resolution of directors in writing signed by a majority of the other directors; or (vi) the director becomes disqualified to act as a director under section 111 of the BVI Act. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us, if any; but no such term shall be implied in the absence of express provision. Our officers are elected by and serve at the discretion of the board of directors.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Paul Freudenthaler, Tony Chen and Kwek Yoon Soong, and is chaired by Paul Freudenthaler. Each member satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Paul Freudenthaler qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee.

Our compensation committee consists of Tony Chen, Paul Freudenthaler and Kwek Yoon Soong, and is chaired by Tony Chen. Each member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

●	approving and overseeing the total compensation package for our executives other than the three most senior executives;

●	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Kwek Yoon Soong, Tony Chen and Paul Freudenthaler, and is chaired by Kwek Yoon Soong. Each member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Foreign Private Issuer Status

Nasdaq Listing Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a Company shall: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii) and that Nasdaq Information Memorandum IM-5615-3 provides that a Foreign Private Issuer that elects to follow country practice in lieu of a requirement of Rules 5600, 5250(b)(3) or 5250(d) shall submit to Nasdaq a written statement from an independent counsel in such company’s home country certifying that the company’s practices are not prohibited by the home country’s laws.

As permitted by the Nasdaq listing rules, we have elected to follow certain BVI corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq below:

●	Nasdaq Marketplace Rule 5605(b)(1) provides that each Listed Company must have a board of directors comprised of a majority of independent directors as required by Rule 5605(b)(1).

●	Nasdaq Marketplace Rule 5605(b)(2) provides that each Listed Company must have regularly scheduled meetings at which only independent directors present (“executive sessions”), as required by Rule 5605(b)(2).

●	Nasdaq Marketplace Rule 5620 provides that (with certain exceptions) each Listed Company shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end.

●	Nasdaq Marketplace Rule 5620(b) provides that each Listed Company is required to solicit proxies and provide proxy statements for all shareholder meetings. It must also provide copies of its proxy solicitation to Nasdaq.

●	Nasdaq Marketplace Rule 5635 sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

●	Nasdaq Marketplace Rule 5250(b)(3) provides that each Listed Company must disclose all agreements and arrangements in accordance with this rule by no later than the date on which the company files or furnishes a proxy or information statement subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 in connection with the company’s next shareholders’ meeting at which directors are elected.

●	Nasdaq Marketplace Rule 5250(d) provides that each Listed Company is required to distribute annual and interim reports to shareholders.

The Company’s practices with regard to these exemptions are not prohibited by the BVI Business Companies Act (Revised Edition) 2020 or the amended and restated memorandum and articles of association of the Company as currently in effect.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics sets out the principles designed to guide our business practices-compliance, integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce. We expect our suppliers, contractors, consultants, and other business partners to follow the principles set forth in our code when providing goods and services to us or acting on our behalf.

D. Employees

As at June 30, 2023, 2024 and 2025, the Group employed a total of 23, 28 and 82 full-time employees respectively in Singapore.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers is set forth in “ Item 7. Major Shareholders and Related Party Transactions —A. Major Shareholders” of this annual report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of November 17, 2025 by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

●	each of our directors and executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. The percentage of our Ordinary Shares beneficially owned is computed on the basis of 18,785,750 Ordinary Shares issued and outstanding as of November 17, 2025. Unless otherwise noted, the business address for each of our directors and executive officers is 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499.

Ordinary shares beneficially owned
	Number of ordinary shares	Percentage of beneficial ownership
Directors and Executive Officers
Darren Yen Feng Chhoa	—	—
Jianing Lu	—	—
Tan Boon Chye (Darren) (1)	10,205,229	54.3%
Keng Leong Fung (Raymond)(1)	10,205,229	54.3%
Paul Freudenthaler	—	—
Tony Chen	—	—
Kwek Yoon Soong	—	—
All Directors and Executive Officers as a Group	—	—
Principal Shareholders:
Rainforest Capital VCC, acting on behalf of its sub-funds, Basel Medical Fund, Fan Mingchun, Wei Hua and Baselcorp Capital (1)	10,205,229	54.3%

Note:

(1)	Rainforest Capital VCC is a variable capital company incorporated in Singapore and holds 9,997,910 ordinary shares, 23,256 ordinary shares, 46,512 ordinary shares, and 106,901 ordinary shares of the Company on behalf of Rainforest Capital VCC’s four subfunds, Basel Medical Fund, Fan Mingchun, Wei Hua and Baselcorp Capital respectively. Tan Boon Chye (Darren) and Keng Leong Fung (Raymond) are the major beneficial owners of Rainforest Capital VCC. AIP Investment Partners Pte. Ltd., as the manager of Rainforest Capital VCC, controls Rainforest Capital VCC. Mengli Chen, as the director of Rainforest Capital VCC, controls Rainforest Capital VCC and, accordingly, may be deemed to beneficially own the shares that Rainforest Capital VCC beneficially owns in Basel Medical. Mengli Chen, Mi Suk Han and Hyoung Kyun Kim, as the directors of AIP Investment Partners Pte. Ltd., control AIP Investment Partners Pte. Ltd. and indirectly control Rainforest Capital VCC. The business address of AIP Investment Partners Pte. Ltd, Mi Suk Han and Hyoung Kyun Kim is 65 Chulia Street, #49-05/06, OCBC Centre, Singapore 049513. The business address of Rainforest Capital VCC and Mengli Chen is 600 North Bridge Road, #12-02, Parkview Square, Singapore 188778.

To our knowledge, as of the date of this annual report, none of our Ordinary Shares were held by record holders in the United States. Because many of our Ordinary Shares are held by brokers or other nominees, we cannot ascertain the exact number of Ordinary Shares ultimately held by holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B. Related Party Transactions

In addition to the related party information disclosed elsewhere in this report, the following transactions with related parties took place at terms agreed between the parties during the periods indicated:

	Year ended June 30, 2025		Year ended June 30, 2024
	US$	S$	S$

Loan to related party	354,372	450,000	—
Interest income on loan to related party	1,507	1,917	—
Payment made on behalf of related party	7,862	10,000	—
Management fee	3,852,504	4,900,000	—

Loan to related party, interest income on loan to related party and payment made on behalf of related party are incurred between the group and the newly acquired Bethesda group. Management fee is incurred between the Singapore holding company and its subsidiary within the group.

	Year ended June 30, 2025		Year ended June 30, 2024
	US$	S$	S$

Amount due from related parties	—	—	10,557,240
Amount due to related parties	1,291,453	1,642,599	1,422,849

Amount due from related parties

On June 27, 2023, Rainforest Capital VCC (the “Purchaser”) entered into a sale and purchase agreement with Dr. Kevin Yip (the “Seller”) for the transfer of the entire share capital of Basel Medical Group Pte. Ltd. According to the sales and purchase agreement, the Provisional Consideration shall be an aggregate amount equivalent to the sum of S$24,000,000 (US$18,191,465) and the Agreed Amount. The Agreed Amount is computed based on the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a former director (Dr. Kevin Yip) to the Group less the net assets of the Group as at June 30, 2023. The Agreed Amount will be a negative figure if the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a director to the Group is more than the net assets of the Group as of June 30, 2023. The Agreed Amount was initially estimated to be negative S$5,000,000.

  On July 1, 2023, S$11,800,000 (US$8,944,137) was paid from the Purchaser to the Seller. This was computed based on 70% of S$24,000,000 and Estimated Agreed Amount of negative S$5,000,000.

As part of the agreement on the purchase consideration between Rainforest Capital VCC as the buyer and Dr. Kevin Yip as the seller for the purchase of the shares of Basel Medical Group Pte. Ltd. under the sale and purchase agreement dated June 27, 2023, the outstanding receivables due from director, Dr. Kevin Yip, and related party, Singmed Investment Pte Ltd, have been assigned to and are borne by Rainforest Capital VCC. On August 23, 2024, Rainforest Capital VCC entered into a deed of undertaking (the “Repayment Deed”) with the Group, undertaking to fully transfer and pay to the Group, any and all outstanding receivables that is owed by Singmed Investment Pte Ltd and Dr. Kevin Yip to the Group, being S$11,877,624 (the “Loan Amount”), to the Group by September 2024.

The following table sets out the amounts owed to the Group by Rainforest Capital VCC, which has assumed the obligations of Dr. Kevin Yip and Singmed Investment Pte Ltd pursuant to the Repayment Deed as of the date indicated below.

	June 30, 2023	June 30, 2023
	US$	S$
Amount due from a director	976,453	1,320,457
Amount due from related parties	7,806,823	10,557,167
Total	8,783,276	11,877,624

For the financial year ended June 30, 2024, the Group incurred an aggregate sum of S$900,000 (US$682,180) for professional medical practitioner salaries owed to Dr. Kevin Yip for his services from July 1, 2023 to June 30, 2024. Such sum of US$682,180 was set-off by the Group against the amounts owed to the Group by Dr. Kevin Yip and Singmed Investment Pte Ltd. Thus, following such set-off, as of June 30, 2024, total amounts due from Dr. Kevin Yip and Singmed Investment Pte Ltd is estimated to amount to US$8,101,096.

In addition, Rainforest Capital VCC has paid an aggregate sum of US$599,730 for the period from July 1, 2023 to June 30, 2024 on behalf of the Group for professional fees incurred in connection with the group’s initial public offering. On February 27, 2024, July 22, 2024 and July 31, 2024, Rainforest Capital VCC also repaid a sum of US$20,000, US$630,000 and US$4,048,000 respectively to the Group to partially settle the amounts due from a director and related parties. Finally, Rainforest Capital VCC has paid US$750,000 on August 15, 2024, US$750,000 on August 16, 2024, US$651,000 on September 20, 2024 and a final US$652,366 on September 23, 2024 pursuant to the Repayment Deed as final settlement of such amounts owed.

Following such repayment, the full amount due from a former director and Singmed Investment Pte Ltd, that has been assigned to Rainforest Capital VCC, has been fully paid off.

Amount due to related parties

Amount due to related parties consist of amount due to shareholders and directors. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

Amount due to a related parties represents advances provided to cover various business expenses and other expenditures incurred by the Group in the ordinary course of business.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this annual report.

Legal Proceedings

We may be involved from time to time in private actions, collective actions, class actions, investigations and various other legal proceedings by patients, consumers, employees, commercial partners, competitors and government agencies, among others, relating to, for example, personal injury cases, employment or labor-related disputes such as wrongful termination of employment, consumer complaints, contractual disputes with suppliers or commercial partners, disputes with third parties and regulatory inquiries and proceedings relating to compliance with privacy or other applicable regulations. We may also initiate various legal proceedings such as against former employees, suppliers or other third parties to enforce our rights. There are inherent uncertainties in these matters, some of which are beyond our management’s control, making the ultimate outcomes difficult to predict.

As of the date of this annual report, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have never declared or paid any cash dividend on our Ordinary Shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares are listed on NASDAQ under the symbol “BMGL”. Holders of Ordinary Shares should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on NASDAQ under the symbol “BMGL”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association in relation to our ordinary shares contained in our registration statement on Form F-1 as amended (File No.: 333-282096) filed with the SEC. For our board of directors, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the British Virgin Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares.

E. Taxation

This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our ordinary shares. Each prospective holder should consult its tax adviser as to the particular tax considerations to such holder of the ownership and disposition of our ordinary shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date. It is emphasized that neither the Company nor any other persons involved in this annual report accepts responsibility for any tax effects or liabilities resulting from the holding or disposal of our Ordinary Shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our ordinary shares by U.S. Holders (as defined below) that will hold our ordinary shares as “ capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; investors that have a functional currency other than the U.S. dollar), or holders that acquire ordinary shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “ U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the ordinary shares.

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our ordinary shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “ qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our ordinary shares.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “ passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as an active asset. We will be treated as owning our proportionate share of the assets and income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ended June 30, 2025 or ending June 30, 2026. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ended June 30, 2025 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our ordinary shares, you will be subject to special tax rules with respect to any “ excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a “ mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are listed on Nasdaq, which is a qualified exchange for these purposes. If the ordinary shares are regularly traded, and the ordinary shares qualify as “ marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the ordinary shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our ordinary shares, if such ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our ordinary shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

British Virgin Islands Tax Considerations

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company. All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “ short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. Reports and other information that we file with or furnish electronically with the SEC are accessible via the SEC’s website at www.sec.gov.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk, translation exposure and interest rate risk.

Credit Risk

We are exposed to credit risk from our operating activities, which arises principally from trade and other receivables.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from sales or purchases that are denominated in a currency other than the functional currency of the Company.

Translation Exposure

We are also exposed to foreign exchange rate fluctuations as we translate the financial statements of our subsidiaries and consolidated affiliated entities into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our subsidiaries and consolidated affiliated entities into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss).

Interest Rate Risk

Our main interest rate risk arises from short term loans. These transactions and balances were not significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

In connection with the Company’s initial public offering and listing on NASDAQ, the Company filed a registration statement on Form F-1 (File No.: 333-282096) with the SEC, which was declared effective on February 18, 2025. On February 14, 2025, the Company entered into an underwriting agreement with Cathay Securities, Inc. as representative of the underwriters and commenced its offering of 2,205,000 new Ordinary Shares at a public offering price of US$4.00 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 330,750 Ordinary Shares at the public offering price, less the underwriting discount. The Ordinary Shares are approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “BMGL” on February 25, 2025. On March 17, 2025, the Representative exercised the overallotment option in full to purchase an additional 330,750 Ordinary Shares at US$4.00 per share, less the underwriting discount. The issuance of the overallotment option shares closed on March 19, 2025. Following such closing, the Company had a total of 18,785,750 ordinary shares issued and outstanding.

Concurrently, the Company’s registration statement on Form F-1, as amended (File No. 333-282096) also registered for resale up to 2,000,000 existing Ordinary Shares by certain selling shareholders. A final prospectus relating to such resale was filed with the SEC on February 25, 2025.

In connection with our initial public offering (including the over-allotment option), up to June 30, 2025, the amount of expenses incurred for the Company’s account in connection with the issuance and distribution of the registered securities for underwriting discounts and commissions, expenses paid to or for underwriters, and other expenses amounted to a total of approximately US$2,896,391. None of such expenses were direct or indirect payments to directors, officers, general partners of the Company or their associates; to persons owning 10% or more of any class of the Company’s equity securities; and to affiliates of the Company. The net offering proceeds to the Company after deducting the total expenses was approximately US$7,246,609. As of the date of this annual report, all of such proceeds have been used, mainly to acquire Bethesda Group and working capital for the current business. None of such usages were direct or indirect payments to directors, officers, general partners of the Company or their associates; to persons owning 10% or more of any class of the Company’s equity securities; and to affiliates of the Company.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of June 30, 2025 were not effective as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with (“International Financial Reporting Standards”) IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2025. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In relation to the examination of our combined and consolidated financial statements presented in this Annual Report, we have identified a significant weakness in our internal control over financial reporting. This identified material weakness is associated with a lack of adequately skilled staff possessing IFRS knowledge for financial reporting purposes, thereby affecting the proper adherence to IFRS and SEC requirements. A comprehensive assessment of our internal control, aimed at identifying and reporting material weaknesses and other deficiencies, was not conducted by either us or our independent registered public accounting firm. Performing such an assessment or having an audit of our internal control over financial reporting might have revealed additional deficiencies.

To address the identified material weakness stemming from the audit of our combined and consolidated financial statements for the year ended June 30, 2025, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular IFRS and SEC financial reporting training programs for our accounting and financial personnel. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all.

Being a company with less than US$1.235 billion in revenue for the fiscal year ended September 30, 2022, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company is entitled to certain reduced reporting and other requirements that are typically applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is an emerging growth company.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our board of directors has determined that Paul Freudenthaler qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. Each member of the Audit Committee is an independent director within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. A copy of our code of business conduct and ethics is appended to this report as exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal accountants for the respective period including any associated or affiliated organizations or entities. We did not pay any other fees to our auditors during the periods indicated below.

	Years ended June 30
	2024		2025
Audit Fees (1)	US$	248,306	US$	293,241
Audit-related Fees (2)		57,750		63,000
Tax Fees (3)		—		—
All Other Fees (4)		—		—
Total	US$	306,056	US$	356,241

(1)	“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal accountant for the respective period including any associated or affiliated organizations or entities, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services that are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On October 3, 2025, Rainforest Capital VCC, the controlling shareholder of the Company, purchased 30,650 Ordinary Shares for a total consideration of US$99,613 in a privately negotiated transaction independent of the Company.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company appointed NLA DFK Assurance PAC (“NLA DFK”) as its independent registered public accounting firm, effective on June 30, 2025. The appointment of NLA DFK was made after a careful evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company. NLA DFK is engaged to audit and report on the consolidated financial statements of the Company for the fiscal year ended June 30, 2025, and review the consolidated financial statements of the Company for the six months ending December 31, 2025.

During the Company’s fiscal years ended December 31, 2023 and 2024 and until the engagement of NLA DFK, neither the Company nor anyone on its behalf has consulted with NLA DFK on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by NLA DFK which NLA DFK concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The audit committee and the board of directors of the Company also approved the dismissal of Onestop Assurance PAC as the independent accountant of the Company. The audit report of Onestop Assurance PAC on the consolidated financial statements of the Company dated November 4, 2024 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended June 30, 2023 and 2024, and the subsequent interim period through June 30, 2025, there were no: (1) “ disagreements” (as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and Onestop Assurance PAC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Onestop Assurance PAC, would have caused Onestop Assurance PAC to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The changes abovementioned were reported in the current report on Form 6-K of the Company dated July 1, 2025, in accordance with instruction 2 to item 16F of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

We are a company incorporated in the British Virgin Islands and are listed on NASDAQ. NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards applicable to domestic U.S. companies.

Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year. In addition, we are not required to have our shareholders approve certain issuances of securities, including those in connection with the establishment of or material amendments to equity compensation plans or arrangements.

Although not required and as may be changed from time to time, we have a majority-independent board of directors, a majority-independent compensation committee and a nominating committee. Subject to the foregoing, we rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ applicable to U.S. domestic public companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidelines on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, consultants and contractors, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of NASDAQ.

Our insider trading policy is filed as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the Company’s patient database, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this annual report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company and its subsidiaries and consolidated affiliated entities are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Amended and restated memorandum and articles of association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 of Form F-1 filed on September 13, 2024 (File No.: 333-282096))

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of Form F-1 filed on September 13, 2024 (File No.: 333-282096))

2.2	Representative’s Warrant dated February 26, 2025 granted to Cathay Securities, Inc. (incorporated by reference to Exhibit 4.2 of Form 6-K furnished on February 28, 2025)

2.3	Representative’s Warrant dated March 19, 2025 granted to Cathay Securities, Inc. (incorporated by reference to Exhibit 4.1 of Form 6-K furnished on March 19, 2025)

4.1	Share Transfer Agreement dated August 22, 2023 between Basel Medical Group Ltd and Rainforest Capital VCC relating to the shares of Singmed Specialist Pte. Ltd. (incorporated by reference to Exhibit 2.1 of Form F-1 filed on September 13, 2024 (File No.: 333-282096))

4.2	Underwriting Agreement dated as of February 24, 2025, by and between Basel Medical Group Ltd and Cathay Securities, Inc. (incorporated by reference to Exhibit 4.1 of Form 6-K furnished on February 28, 2025)

4.3	Form of Independent Director Agreement between the Registrant and each of its independent directors (incorporated by reference to Exhibit 10.3 of Form F-1/A filed on November 4, 2024 (File No.: 333-282096))

4.4	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.4 of Form F-1/A filed on November 4, 2024 (File No.: 333-282096))

4.5	Letter of Appointment dated January 1, 2024 between the Registrant and Jianing Lu. (incorporated by reference to Exhibit 10.6 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))

4.6	Letter of Appointment dated June 1, 2024 between the Registrant and Dr. Darren Yen Feng Chhoa. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))

4.7	Deed of Undertaking between Rainforest Capital VCC and the Registrant dated August 23, 2024 (incorporated by reference to Exhibit 10.9 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))

4.8	Deed of Undertaking between certain Group entities and Singmed Investment Pte. Ltd. Dated August 26, 2024. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))

4.9	Sale and Purchase Agreement dated April 11, 2025 between Basel Medical Group Pte. Ltd. and Silkroute Biomed Healthcare Pte. Ltd. (incorporated by reference to Exhibit 4.1 of Form 6-K furnished on April 11, 2025)

4.10	Master Supply Agreement dated May 20, 2025 (incorporated by reference to Exhibit 99.2 of Form 6-K furnished on May 22, 2025)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))

11.2*	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Compensation Recovery Policy

*	Filed herewith this annual report.
**	Furnished herewith this annual report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Basel Medical Group Ltd

By:	/s/ Darren Yen Feng Chhoa
Name:	Dr. Darren Yen Feng Chhoa
Title:	Chief Executive Officer

By:	/s/ Jianing Lu
Name:	Jianing Lu
Title:	Chief Financial Officer

Date: November 17, 2025

Basel Medical Group Ltd. and its Subsidiaries

Consolidated Financial Statements

For the financial year ended June 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Basel Medical Group Ltd.

Disclaimer of Opinion on the Financial Statements

We were engaged to audit the accompanying consolidated balance sheets of Basel Medical Group Ltd. and its subsidiaries (collectively referred to as the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of profit or loss and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). As described in the following paragraphs, we were not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the financial statements, and we do not express, an opinion on these financial statements.

Insufficient Supporting Documentation and Reports pertaining to the Acquisition of Bethesda Medical Pte Ltd and its subsidiary, Oasis Medical Clinic Pte Ltd (“subsidiaries”)

The Company acquired a 100% stake in Bethesda Medical Pte Ltd on 30 April 2025 (the acquisition date).

Given the change in management for the newly acquired subsidiaries, we were unable to have access to the complete accounting records and source documents. As a result, we were unable to carry out alternative audit procedures to satisfy ourselves regarding the occurrence, nature, and whether there would be any adjustments on the current year’s financial statements as a result from the assets acquired, liabilities assumed and the resulting goodwill recognised on the acquisition date. We are also unable to determine whether there would be any adjustments on the current financial year’s financial statements as a result from the potential adjustments on the acquisition date.

Formal Purchase Price Allocation to be completed

A Purchase Price Allocation (“PPA”) exercise is currently ongoing by an external expert and pending finalisation at the reporting date. The PPA exercise is expected to be completed latest by 30 April 2026. This is in compliance with International Financial Reporting Standard 3 Business Combinations (“IFRS 3”), which allows the Company to complete the assessment of the PPA within a year.

Prior to the completion of the formal PPA exercise, the Company has performed a provisional PPA exercise. The provisional PPA exercise has resulted in an element of goodwill amounting to $11,145,691. A formal PPA exercise is likely to attribute fair values to the respective assets acquired and liabilities assumed which could cause the residual goodwill value to change.

In view of the above, we were unable to obtain sufficient appropriate audit evidence, subject to the completion of the formal PPA exercise, with respect to:

i. The fair value of assets acquired of $2,785,433;

ii. The fair value of the liabilities assumed of $3,623,124; and

iii. The goodwill recognised of $11,145,691.

Impairment Assessment of Goodwill

As disclosed in Note 21 to the financial statements, the carrying amount of the Company’s goodwill were $0 (net of impairment losses of $11,145,691) as at 30 June 2025.

Management has recognised a full impairment on the goodwill recognised based on discounted cash flow projections (value-in-use) to assess the recoverable amount of the goodwill. However, we were unable to obtain sufficient appropriate audit evidence to evaluate the reasonableness of the key assumptions applied in the cash flow projections. In determining the recoverable amount, management also did not consider the higher of fair value less costs of disposal and value in use, as required by IAS 36 Impairment of Assets.

Accordingly, we were unable to obtain sufficient appropriate audit evidence to determine the appropriateness of full impairment loss recognised on the goodwill during the financial year, and whether any other adjustments that might be found necessary in respect of these financial statements for the year ended 30 June 2025.

Basis for Disclaimer of Opinion

These financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ NLA DFK Assurance PAC

NLA DFK Assurance PAC

Singapore, November 17, 2025

PCAOB ID No.6889

We have served as the Company’s auditor since 2025

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND COMPREHENSIVE INCOME

For year ended June 30, 2025 and 2024

		2025 US$	2025 S$	2024 S$

Revenue	4	8,900,027	11,319,944	10,050,923

Other income	5	866,580	1,102,203	461,029

Consumables, medical supplies and other related expenses		(1,986,201)	(2,526,250)	(2,248,136)

Employee benefit expenses	7	(5,030,217)	(6,397,933)	(3,638,942)

Depreciation expense		(928,633)	(1,181,128)	(528,727)

Rent expense		(110,917)	(141,075)	(3,180)

Other operating expense		(2,619,403)	(3,331,619)	(1,512,168)

Impairment loss on goodwill	21	(8,763,025)	(11,145,691)	-

Finance cost	6	(160,349)	(203,948)	(176,238)

(Loss)/Profit before tax	7	(9,832,138)	(12,505,497)	2,404,561

Income tax benefit/(expense)	8	328,165	417,393	(331,761)

(Loss)/Profit after tax		(9,503,974)	(12,088,104)	2,072,800

(Loss)/Profit for the year, representing total comprehensive income for the year		(9,503,974)	(12,088,104)	2,072,800

(Loss)/Profit attributable to:
Owners of the Company		(9,503,580)	(12,087,603)	2,072,800
Non-controlling interests		(394)	(501)	-
(Loss)/Profit for the year		(9,503,974)	(12,088,104)	2,072,800

Profit/Earnings per ordinary share – basic and diluted		(0.506)	(0.643)	0.13

Weighted average number of shares – basic and diluted		18,785,750	18,785,750	16,250,000

The accompanying notes form an integral part of these consolidated financial statements.

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED BALANCE SHEETS

As of June 30, 2025 and 2024

	Note	2025	2025	2024
		US$	S$	S$
ASSETS
Non-current assets
Right-of-use-assets	9	2,497,462	3,176,522	23,460
Property and equipment	10	218,183	277,507	34,513
Deferred tax assets		221,702	281,982	77,005
Investment in associate		39	49	-
		2,937,386	3,736,060	134,978

Current assets
Inventories	11	295,850	376,291	72,030
Trade and other receivables	12	7,651,065	9,731,390	2,005,219
Cash and cash equivalents	13	2,342,230	2,979,083	1,951,053
Amount due from related parties	14	-	-	10,557,240
Deferred offering costs		25,000	31,798	1,588,024
		10,314,145	13,118,562	16,173,566

Total assets		13,251,531	16,854,622	16,308,544

LIABILITIES
Non-current liability
Borrowings	15	1,020,801	1,298,357	1,583,434

Current liabilities
Trade and other payables	16	5,435,180	6,913,006	2,575,949
Borrowings	15	1,667,677	2,121,119	2,706,356
Amount due to related parties	14	1,291,453	1,642,599	1,311,390
Amount due to a former director	17	-	-	111,459
Asset retirement obligation		11,795	15,000	15,000
Provision for income tax		-	-	443,315
Total liabilities		9,426,906	11,990,081	8,746,903

NET ASSETS		3,824,625	4,864,541	7,561,641
EQUITY
Capital attributable to equity holders of the Group
Share capital	18	25,609,109	34,208,562	24,455,178
Merger reserve arising from group restructuring		(18,362,500)	(24,455,170)	(24,455,170)
Retained earnings		(3,836,948)	(4,396,611)	7,561,633
Non-controlling interest		2,751	3,499	-
Translation reserve		412,213	(495,739)	-
Total equity		3,824,625	4,864,541	7,561,641

The accompanying notes form an integral part of these consolidated financial statements.

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For year ended June 30, 2025 and 2024

	Share capital	Merger reserve	Translation reserve	Retained earnings	Total attributable to owners of Company	Non- controlling interest	Total
	US$	US$	US$	US$	US$	US$	US$

As at July 1, 2024	18,362,506	(18,362,500)	(8,686)	5,588,403	5,579,723	-	5,579,723

Issuance of share capital	7,246,603	-	-	-	7,246,603	-	7,246,603

Foreign currency translation	-	-	420,899	-	420,899	-	420,899

Share based payment reserve	-		-	78,623	78,623	-	78,623

Non-controlling interest	-	-	-	-	-	2,751	2,751

Loss for the year, representing total comprehensive loss for the year	-	-	-	(9,503,974)	(9,503,974)	-	(9,503,974)

As at June 30, 2025	25,609,109	(18,362,500)	412,213	(3,836,948)	3,821,874	2,751	3,824,625

	Share capital	Merger reserve	Translation reserve	Retained earnings	Total attributable to owners of Company	Non- controlling interest	Total
	S$	S$	S$	S$	S$	S$	S$

As at July 1, 2024	24,455,178	(24,455,170)	-	7,561,633	7,561,641	-	7,561,641

Issuance of share capital	9,753,384	-	-	-	9,753,384	-	9,753,384

Foreign currency translation	-	-	(495,739)	29,860	(465,879)	-	(465,879)

Share based payment reserve	-	-		100,000	100,000	-	100,000

Non-controlling interest	-	-		-	-	3,499	3,499

Loss for the year, representing total comprehensive income for the year	-	-	-	(12,088,104)	(12,088,104)	-	(12,088,104)

As at June 30, 2025	34,208,562	(24,455,170)	(495,739)	(4,396,611)	4,861,042	3,499	4,864,541

	Share capital	Merger reserve	Retained earnings	Total
	S$	S$	S$	S$

As at July 1, 2023	8	-	5,488,833	5,488,841

Issuance of share capital	24,455,170	-	-	24,455,170

Merger reserve arising from group restructuring	-	(24,455,170)	-	(24,455,170)

Profit for the year, representing total comprehensive income for the year	-	-	2,072,800	2,072,800

As at June 30, 2024	24,455,178	(24,455,170)	7,561,633	7,561,641

The accompanying notes form an integral part of these consolidated financial statement

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

For year ended June 30, 2025 and 2024

	2025	2025	2024
	US$	S$	S$
Cash flows from operating activities
(Loss)/Profit before tax	(9,832,138)	(12,505,497)	2,404,561

Adjustments for:
Bad debts written off	189,013	240,405	-
Reversal of estimated credit losses	-	-	(55,741)
Provision for estimated credit losses	(536,404)	(682,252)	50,168
Depreciation of property and equipment	84,644	107,659	30,093
Amortisation of right-of-use assets	843,989	1,073,469	498,635
Loss on written off fixed asset	138,549	176,220	-
Impairment loss on goodwill	8,763,025	11,145,691	-
Interest expense	160,349	203,948	176,238
Operating cash flows before changes in working capital	(188,973)	(240,357)	3,103,954
Changes in working capital:
Inventories	(239,218)	(304,261)	22,571
Trade and other receivables	(5,727,120)	(7,284,324)	(415,080)
Trade and other payables	3,409,904	4,337,057	387,690
Cash (used in)/ generated from operations	(2,745,407)	(3,491,885)	3,099,135
Income tax paid	(509,704)	(648,292)	(176,238)
Interest paid	(160,349)	(203,948)	(413,612)
Net cash (used in)/generated from operating activities	(3,415,460)	(4,344,125)	2,509,285

Cash flows from investing activities
Acquisition of property and equipment	(43,054)	(54,760)	(7,920)
Acquisition of new subsidiary	(8,637,578)	(10,986,135)	-
(Increase) in investment in associate	(39)	(49)	-
Cash provided by/ (used in) investing activities	(8,680,671)	(11,040,944)	(7,920)

Cash flows from financing activities
Deferred offering costs	1,223,544	1,556,226	(1,588,024)
Decrease in amount due from a director	-	-	1,320,457
Increase in amount due to related parties	260,405	331,209	1,311,390
Decrease/(Increase) in amount due from related parties	8,300,370	10,557,240	(73)
Increase in bank overdraft	48,251	61,371	-
Proceeds from borrowings	3,144,901	4,000,000	-
Payment of principal portion of lease liabilities	(771,556)	(981,342)	(566,039)
Repayment of borrowings	(6,495,235)	(8,261,290)	(2,356,930)
(Decrease)/Increase in amount due to former director	(87,632)	(111,459)	111,459
Non-controlling interest contributions	2,751	3,499	-
Share issuance	7,668,358	9,753,384	-
Net cash generated from/(used in) financing activities	13,294,157	16,908,838	(1,767,760)

Net increase in cash and cash equivalents	1,198,026	1,523,769	733,605

Cash and cash equivalents at beginning of financial period	1,533,967	1,951,053	1,217,448
Effects of currency translation on cash and cash equivalents	(389,763)	(495,739)	-
Cash and cash equivalents at end of financial year	2,342,230	2,979,083	1,951,053

The accompanying notes form an integral part of these consolidated financial statements.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1.	General

Basel Medical Group Ltd. is incorporated and domiciled in British Virgin Islands (BVI) with operations conducted by its fully owned subsidiary, Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.), based in Singapore at 6 Napier Road #03-07 Gleneagles Medical Centre, Singapore 258499.

The principal activities of the Company pertain to investment holding.

Reorganization

In October 2020, as part of an internal reorganization, all of the shares in our operating subsidiaries were transferred by our founder, Dr. Kevin Yip, to Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.) Subsequently, in June 2023, Dr. Kevin Yip entered into an agreement with Rainforest Capital VCC to transfer all the shares he held in Basel Medical Group Pte. Ltd. (F.K.A. Singmed Specialists Pte. Ltd.) to Rainforest Capital VCC. Upon completion, Rainforest Capital VCC became the sole shareholder of Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.), which holds the shares of all of our subsidiaries. Rainforest Capital VCC is a variable capital company incorporated in Singapore and is an investment fund managed by AIP Investment Partners Pte. Ltd., a licensed fund manager in Singapore.

On August 10, 2023, Basel Medical Group Ltd. was incorporated under the laws of the BVI as our holding Company to facilitate this offering and the listing of Basel Medical Group Ltd.’s ordinary shares on Nasdaq, and in connection therewith, Rainforest VCC (an umbrella fund with multiple sub-funds), through its sub-fund, Basel Medical Fund, subscribed for 16,250,000 ordinary shares in Basel Medical Group Ltd. amounting to US$18,362,500 at a subscription price of US$1.13 per share. In August 2023, all of the shares in Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.) were transferred to Basel Medical Group Ltd. by Rainforest Capital VCC to prepare for this listing and offering.

Subsequently, between September 2023 and January and April 2024, Rainforest Capital VCC sold certain of the shares it held in Basel Medical Group Ltd. to certain other investors, following which Rainforest Capital VCC held a total of 12,387,982 ordinary shares.

The consolidated financial statements of the Group were prepared on the basis as if the reorganisation became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Group.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

1.	General (Continued)

The Group has following subsidiaries as at June 30, 2025 and 2024:

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			2025	2024
			%	%
Basel Medical Group Pte. Ltd. (F.K.A. Singmed Specialists Pte. Ltd.)	Other holding companies	Singapore	100	100

Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Singapore Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

SSOC Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

SSOS Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

1.	General (Continued)

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			2025	2024
			%	%
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Singapore Knee, Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Pharma Avenue Pte. Ltd. (F.K.A. Singapore Sports and Physiotherapy Centre Pte. Ltd.)	Other health services N.E.C (E.g. Physiotherapy, chiropratic, speech therapy) and physiotherapy	Singapore	100	100

Basel Medflow Pte. Ltd.	Other information technology and computer service activities, retail sale of sports apparel and equipment (including bicycles, boats and healthcare equipment)	Singapore	60	-

Bethesda Medical Pte. Ltd.	Clinics and other general medical services (western)	Singapore	100	-

Oasis Medical Clinic Pte. Ltd.	Clinics and other general medical services (western)	Singapore	100	-

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

1.	General (Continued)

On October 14, 2024, Singmed Specialists Pte. Ltd. changed its corporate name to Basel Medical Group Pte. Ltd.

On June 23, 2025, Singapore Sports and Physiotherapy Centre Pte. Ltd. changed its corporate name to Pharma Avenue Pte. Ltd.

2.	Material accounting policy information

2.1	Compliance with International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Group have been prepared on a going concern basis.

The ability of the Group to continue as going concern is dependent on: (Please refer to Note 26)

(i)	the ability of its major shareholder to provide financial support
(ii)	the ability of the Group to generate sufficient and sustainable operating profits and cash flows over the next 12 months from the date of these financial statements to meet its operating and financial obligations as and when they fall due; and
(iii)	the ability of the Group to procure additional financing and to garner the continuous support of its existing financiers.

2.2	New and amended standards adopted by the Group

The Group has applied the following amendments for the first time for their annual reporting period commencing July 1, 2024:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback – Amendments to IFRS 16; and
●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

2.3	New standards and interpretations not yet adopted

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for June 30, 2025 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.4	Revenue from contracts with customers

The Group is in the business of providing medical services to patients. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is presented net of goods and services tax, rebates, and discounts.

Revenue from the rendering of medical services is recognized at the point in time when the entity satisfies the performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. This is generally when the significant acts have been completed, ie, upon the completion of consultations, clinical treatments, medical tests and operations. The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. In determining the transaction price for the rendering of medical services the Group considers the effects of variable consideration. Contracts with customers normally does not include any contractual adjustment such as right of return, volume discount etc. In rare circumstances where consideration is variable, the Group estimates the amount of consideration to which it will be entitled in exchange for rendering of service to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major clients in the consolidated financial statements for detailing the Group’s business segments. Based on the criteria established, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.6	Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.7	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared as of the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

(a)	Subsidiaries

(i)	Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Deferred tax relief on unrealized intra-Group profit is accounted for only to the extent that it is considered recoverable.

Non-controlling interests comprise the portion of a subsidiaries’ net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Group. They are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity, and statement of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a Subsidiaries, even if this results in the non-controlling interests having a deficit balance.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.7	Group accounting (Continued)

(ii)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiaries measured at their fair values at the acquisition date.

The fair value of contingent consideration liabilities is reassessed at each balance sheet date with changes recognized in the income statement. Payments of contingent consideration reduce the balance sheet liability and as a result are not recorded in the income statement. The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.

Where the consideration transferred, together with the noncontrolling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.

Goodwill is capitalized as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the Group’s interest in the net assets acquired, the difference is recognized directly in the income statement.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(ii)	Acquisitions (Continued)

Where not all of the equity of a subsidiary is acquired the noncontrolling interest is recognized either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

(iii)	Disposal

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

(b)	Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiaries are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.8	Property and equipment

All items of property and equipment are initially recorded at cost. Subsequent to recognition, property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property and equipment.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Machinery	3 years
Furniture and Fittings	3 years
Medical equipment	3 years
Renovation	5 years
Air conditioner	3 years
Computer and office equipment	3 years
Software	3 years

The residual values, estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted prospectively, if appropriate.

Fully depreciated assets are retained in the consolidated financial statements until they are no longer in use.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

Subsequent expenditure relating to property and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss within “other losses”. Any amount in revaluation reserve relating to that item is transferred to retained profits directly.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.9	Financial instruments

(a)	Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Investments in debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (FVOCI) and FVPL. The Group only has debt instruments at amortized cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortisation process.

Investments in equity instruments

On initial recognition of an investment in equity instrument that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in other comprehensive income which will not be reclassified subsequently to profit or loss. Dividends from such investments are to be recognized in profit or loss when the Group’s right to receive payments is established. For investments in equity instruments which the Group has not elected to present subsequent changes in fair value in other comprehensive income, changes in fair value are recognized in profit or loss.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.9	Financial instruments (Continued)

(a)	Financial assets (Continued)

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

(b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortisation process.

Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

Borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.9	Financial instruments (Continued)

(b)	Financial liabilities

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.10	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.11	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are presented as current borrowings on the balance sheet. For cash subjected to restriction, assessment is made on the economic substance of the restriction and whether they meet the definition of cash and cash equivalents.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.12	Inventories

Inventories are stated at the lower of cost and net realisable value, Cost is calculated using the weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Where necessary, allowance is provided for damaged, obsolete and slow-moving item to adjust the carrying value of inventories to the lower of cost and net realisable value.
2.13	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.14	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Asset Retirement Obligation

The Group recognizes a liability and capitalize an expense in property and equipment if the Group has a present legal or constructive obligation to reinstate the leased premises to their original state upon expiry of the lease. The provision is made based on management’s best estimate of the expected costs to be incurred to reinstate the leased premises to their original state. The capitalized provision for reinstatement costs in property and equipment is amortized over the period of the lease.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.15	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill and intangible assets which are not yet available for use are tested for impairment annually.

Impairments of goodwill are not reversed.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

2.16	Taxes

(a)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.16	Taxes (Continued)

(b)	Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(c)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognized net of the amount of GST except:

●	where the GST incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	receivables and payables that are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.17	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.15.

The Group’s right-of-use assets are presented in Note 9.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Lease liabilities (Continued)

The Group’s lease liabilities are included in borrowings (Note 15).

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term. The Group has no lease of low-value assets for the year.

2.18	Currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Singapore Dollar, which is the functional currency of the Group.

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the end of balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement within “finance expense”. All other foreign exchange gains and losses impacting profit or loss are presented in the income statement.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.18	Currency translation (Continued)

(b)	Transactions and balances (Continued)

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

Translations of the consolidated balance sheets, consolidated statement of profit or loss and comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statements of cash flows from S$ into US$ as of and for the year ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of S$1 = US$1.2719, as set forth in the statistical release of the Federal Reserve System on June 30, 2025. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

2.19	Employee benefits

(a)	Defined contribution plans

The Group makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.19	Employee benefits (Continued)

(b)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.20	Derivative financial instruments

A derivative financial instrument for which no hedge accounting is applied is initially recognized at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Changes in its fair value are recognized in profit or loss. The Group does not apply hedge accounting for its derivative financial instruments.

2.21	Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.22	Share capital

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.23	Merger reserve

In a business combination under common control, any difference between the consideration paid and the carrying amounts of assets and liabilities received is presented as a change within equity and recorded under merger reserves.

2.24	Deferred Offering cost

The Company defers specific incremental costs directly attributable to an equity securities offering. These costs will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. If the Company does not complete the initial public offering, the deferred costs of the aborted offering will be deferred and charged against the proceeds of a subsequent offering.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.24	Deferred offering cost (Continued)

Any costs related to an aborted offering will be expensed in the period in which the Company elects to abort the offering.

Prior to the completion of the initial public offering, deferred offering costs, which mainly consist of direct incremental legal, auditing, accounting, consulting, and other fees relating to the initial public offering, are capitalized on the consolidated balance sheets.

2.25	Dividend to Company’s shareholders

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

3.	Significant accounting judgements and estimates

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.1	Judgements made in applying accounting policies

Management is of the opinion that there are no significant judgements made in applying accounting estimates and policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(a)	Estimated useful lives of property and equipment (Continued)

The Group depreciates the property and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s property and equipment. The residual value reflects management’s estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset were already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges. The carrying amounts of the Group’s property and equipment as at June 30, 2025 and June 30, 2024 were disclosed in Note 10.

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically on inventories for excess inventories, obsolescence and declines in net realisable value and an allowance is recorded against the inventory balances for any such declines. The realisable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realisable value. The carrying amount of the Company’s inventories as at June 30, 2025 was S$376,291 (US$295,850) (June 30, 2024: S$72,030). If the future expected realisable value was lower by 10% of its carrying amount, the carrying amount of the Company’s inventories would have been S$37,629 (US$29,585) (June 30, 2024: S$7,203) lower.

(c)	Allowance for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables is disclosed in Note 23 (a). The carrying amount of the Company’s trade receivables as at the end of each reporting period were disclosed in Note 12.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(d)	Allowance for expected credit losses of other receivables

The Group assessed the latest performance and financial position of the counterparties, adjusted for the outlook of the industry in which the counterparties operate in, and concluded that there had been no significant increase in credit risk since initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

The carrying amount of the Group’s other receivables as at June 30, 2025 were S$206,391 (US$162,070) (June 30, 2024: S$213,644).

(e)	Leases – estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate to measure lease liabilities. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

4.	Revenue

	2025	2025	2024
	US$	S$	S$

Type of service
Rendering of services – Medical services	8,900,027	11,319,944	10,050,923
	8,900,027	11,319,944	10,050,923

Timing of transfer of service
At a point in time	8,900,027	11,319,944	10,050,923
	8,900,027	11,319,944	10,050,923

5.	Other income

	2025	2025	2024
	US$	S$	S$

Government grant	59,003	75,046	19,600
Interest income	65,466	83,267	-
Service income	27,518	35,000	-
Rental income	123,469	157,040	-
Other income	591,124	751,850	385,688
Reversal of ECL	-	-	55,741
	866,580	1,102,203	461,029

Other income pertains to the reversal of long-outstanding payables which are no longer considered due. The reversal was made after confirming that no obligation remains, as no claims or demands have been received from the creditors.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

6.	Finance cost

	2025	2025	2024
	US$	S$	S$

Interest expense on:
- Bank borrowings	69,960	88,982	160,777
- Lease liabilities	90,389	114,966	15,461
	160,349	203,948	176,238

7.	(Loss)/Profit before tax

Profit before tax has been arrived at after charging:

	2025	2025	2024
	US$	S$	S$

Marketing and advertisement	480,960	611,733	698,336
Legal and professional fees	191,393	243,433	426,740
Insurance	269,199	342,394	48,112
Transportation	34,789	44,248	38,367
Bad debts written off	189,013	240,405	-
Provision for expected credit losses	536,404	682,252	50,168
Depreciation of property and equipment	84,174	107,659	30,093
Amortisation of right-of-use assets	843,989	1,073,469	498,635
Recruitment	1,815	2,309	131,786
Membership and subscription	16,207	20,614	38,919
Telephone	32,689	41,806	32,746
Employee benefit expenses
- Director’s salaries and bonuses	261,813	333,000	121,200
- Director’s CPF	23,764	30,226	137
- Employees’ salaries and bonus	3,773,252	4,799,198	3,218,275
- Employees’ CPF	346,363	440,539	177,754
- Other staff expenses	667,075	848,452	121,576

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

8.	Income tax (benefit)/expense

The major components of income tax expense recognized in profit or loss for the periods ended June 30, 2025 and 2024 were:

	2025	2025	2024
	US$	S$	S$

Current income tax
- Current year	-	-	383,453
- Deferred income tax	-	-	(49,440)
- Underprovision in respect of prior years	279	355	-
- Overprovision in respect of prior years	(328,444)	(417,748)	(2,252)
Income tax (benefit)/expense recognized in profit or loss	(328,165)	(417,393)	331,761

Relationship between tax expense and accounting profit

A reconciliation between tax expense and the product of accounting (loss)/profit multiplied by the applicable corporate tax rate for the financial periods ended June 30, 2025 and 2024 were as follows:

	2025	2025	2024
	US$	S$	S$

(Loss)/Profit before tax	(9,832,138)	(12,505,497)	2,404,561

Income tax using the statutory tax rate of 17% (2024: 17%)	(1,671,463)	(2,125,934)	408,775
Effects of:
- Non-deductible expenses	1,661,686	2,113,498	16,416
- Income not subject to tax	-	-	83,039
- Income tax exemption	(13,700)	(17,425)	(75,350)
- Utilisation of capital allowance	(353)	(449)	(1,322)
- Utilisation of deferred tax assets not recognised in prior year	-	-	(56,037)
- Deferred tax asset not recognized during the financial year	23,830	30,310	7,932
- Deferred income tax	-	-	(49,440)
-Underprovision in respect of prior years	279	355	-
-Overprovision in respect of prior years	(328,444)	(417,748)	(2,252)
Income tax (benefit)/expense	(328,165)	(417,393)	331,761

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

9.	Right of use assets

	2025	2025	2024
	US$	S$	S$

Cost
At beginning of financial year	2,164,551	2,753,093	2,753,093
Additions	2,575,627	3,275,940	-
Acquisition	3,793,697	4,825,203	-
Written off	(3,118,402)	(3,966,296)	-
At end of financial year	5,415,473	6,887,940	2,753,093

Accumulated Depreciation
At beginning of financial year	2,146,106	2,729,633	2,230,998
Acquisition	2,902,285	3,691,417	-
Depreciation	843,989	1,073,469	498,635
Written off	(2,974,369)	(3,783,101)	-
At end of financial year	2,918,011	3,711,418	2,729,633

Carrying amount	2,497,462	3,176,522	23,460

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

10.	Property and equipment

	Machinery	Furniture & Fittings	Medical equipment	Renovation	Air conditioner	Computer & office equipment	Software	Total
	S$	S$	S$	S$	S$	S$	S$	S$
Cost
At July 1, 2023	47,226	100,852	86,724	405,349	43,727	350,248	-	1,034,126
Additions	-	-	-	-	-	7,920	-	7,920
At June 30, 2024	47,226	100,852	86,724	405,349	43,727	358,168	-	1,042,046
Acquisition	-	367,243	1,500,493	1,285,136	-	378,669	86,978	3,618,519
Additions	-	-	13,101	21,545	-	20,114	-	54,760
Written off	-	(313,691)	(709,330)	(315,832)	-	(253,806)	(9,000)	(1,601,659)
At June 30, 2025	47,226	154,404	890,988	1,396,198	43,727	503,145	77,978	3,113,666

Accumulated depreciation
At July 1, 2023	47,226	100,381	75,645	363,769	43,727	346,692	-	977,440
Depreciation	-	283	5,888	18,431	-	5,491	-	30,093
At June 30, 2024	47,226	100,664	81,533	382,200	43,727	352,183	-	1,007,533
Acquisition	-	277,888	1,244,797	1,192,766	-	317,744	83,144	3,116,339
Depreciation	-	7,020	50,042	24,528	-	25,347	722	107,659
Written off	-	(248,500)	(687,468)	(231,410)	-	(220,994)	(7,000)	(1,395,372)
At June 30, 2025	47,226	137,072	688,904	1,368,084	43,727	474,280	76,866	2,836,159

Net book values
At June 30, 2024	-	188	5,191	23,149	-	5,985	-	34,513
At June 30, 2025	-	17,332	202,084	28,114	-	28,865	1,112	277,507

US$
At June 30, 2025	-	13,627	158,884	22,104	-	22,694	874	218,183

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

11.	Inventories

	2025	2025	2024
	US$	S$	S$

Statement of financial position:
Medicine,drugs and medical devices	295,850	376,291	72,030

Statement of comprehensive income:
Inventories recognized as an expense in cost of sales	517,713	658,479	637,037

12.	Trade and other receivables

	2025	2025	2024
	US$	S$	S$

Trade receivables:
- third parties	2,580,313	3,281,902	2,133,573
Less: Allowance for expected credit loss	(781,133)	(993,524)	(460,413)
	1,799,180	2,288,378	1,673,160
Deposits	5,362,632	6,820,731	90,252
Prepayments	326,983	415,890	28,163
Other receivables:
- third parties	162,070	206,391	213,644
	7,651,065	9,731,390	2,005,219

Trade receivables are unsecured, non-interest bearing and are generally on 60 days terms (June 30, 2024: 60 days).

There is no other class of financial assets that is past due and/or impaired except for trade receivables.

Trade and other receivables are denominated in Singapore Dollar.

The deposits include payments made for custodian services amounting to S$2,300,375 (US$1,683,776), which are classified as non-financial assets and earmarked for use in upcoming mergers and acquisitions within the Singapore market.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

12.	Trade and other receivables (Continued)

The movement in allowance for expected credit losses of trade receivables computed based on lifetime ECL was as follows:

	2025	2025	2024
	US$	S$	S$

Beginning of financial year	361,988	460,413	465,986
Allowance for expected credit losses	536,403	682,252	50,168
Less: Reversal of allowance for expected credit losses	(117,258)	(149,141)	(55,741)
End of financial year	781,133	993,524	460,413

13.	Cash and cash equivalents

	2025	2025	2024
	US$	S$	S$

Cash on hand	310	395	1,500
Cash at banks	2,341,920	2,978,688	1,949,553
	2,342,230	2,979,083	1,951,053

14.	Amount due from/to related parties

Amount due from related parties

On June 27, 2023, Rainforest Capital VCC (the “Purchaser”) entered into a sale and purchase agreement with Dr. Kevin Yip (the “Seller”) for the transfer of the entire share capital of Basel Medical Group Pte. Ltd. According to the sales and purchase agreement, the Provisional Consideration shall be an aggregate amount equivalent to the sum of S$24,000,000 (US$18,191,465) and the Agreed Amount. The Agreed Amount is computed based on the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a former director (Dr. Kevin Yip) to the Group less the net assets of the Group as at June 30, 2023. The Agreed Amount will be a negative figure if the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a director to the Group is more than the net assets of the Group as of June 30, 2023. The Agreed Amount was initially estimated to be negative S$5,000,000.

On July 1, 2023, S$11,800,000 (US$8,944,137) was paid from the Purchaser to the Seller. This was computed based on 70% of S$24,000,000 and Estimated Agreed Amount of negative S$5,000,000.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

14.	Amount due from/to related parties (continued)

As part of the agreement on the purchase consideration between Rainforest Capital VCC as the buyer and Dr. Kevin Yip as the seller for the purchase of the shares of Basel Medical Group Pte. Ltd. under the sale and purchase agreement dated June 27, 2023, the outstanding receivables due from director, Dr. Kevin Yip, and related party, Singmed Investment Pte Ltd, have been assigned to and are borne by Rainforest Capital VCC. On August 23, 2024, Rainforest Capital VCC entered into a deed of undertaking (the “Repayment Deed”) with the Group, undertaking to fully transfer and pay to the Group, any and all outstanding receivables that is owed by Singmed Investment Pte Ltd and Dr. Kevin Yip to the Group, being S$11,877,624 (the “Loan Amount”), to the Group by September 2024.

The following table sets out the amounts owed to the Group by Rainforest Capital VCC, which has assumed the obligations of Dr. Kevin Yip and Singmed Investment Pte Ltd pursuant to the Repayment Deed as of the date indicated below.

	June 30, 2023	June 30, 2023
	US$	S$
Amount due from a director	976,453	1,320,457
Amount due from related parties	7,806,823	10,557,167
Total	8,783,276	11,877,624

For the financial year ended June 30, 2024, the Group incurred an aggregate sum of S$900,000 (US$682,180) for professional medical practitioner salaries owed to Dr. Kevin Yip for his services from July 1, 2023 to June 30, 2024. Such sum of US$682,180 will be set-off by the Group against the amounts owed to the Group by Dr. Kevin Yip and Singmed Investment Pte Ltd. Thus, following such set-off, as of June 30, 2024, total amounts due from Dr. Kevin Yip and Singmed Investment Pte Ltd is estimated to amount to US$8,101,096.

In addition, Rainforest Capital VCC has paid an aggregate sum of US$599,730 for the period from July 1, 2023 to June 30, 2024 on behalf of the Group for professional fees incurred in connection with the group’s initial public offering. On February 27, 2024, July 22, 2024 and July 31, 2024, Rainforest Capital VCC also repaid a sum of US$20,000, US$630,000 and US$4,048,000 respectively to the Group to partially settle the amounts due from a director and related parties. Finally, Rainforest Capital VCC has paid US$750,000 on August 15, 2024, US$750,000 on August 16, 2024, US$651,000 on September 20, 2024 and a final US$652,366 on September 23, 2024 pursuant to the Repayment Deed as final settlement of such amounts owed.

Following such repayment, the full amount due from a former director and Singmed Investment Pte Ltd, that has been assigned to Rainforest Capital VCC, has been fully paid off.

Amount due to related parties

Amount due to related parties consist of amount due to shareholders and directors. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

Amount due to a related parties represents advances provided to cover various business expenses and other expenditures incurred by the Group in the ordinary course of business.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings

	2025	2025	2024
	US$	S$	S$

Current:
- Bank overdraft	48,251	61,371	-
- Lease liabilities	1,619,426	2,059,748	28,500
- Bank borrowings	-	-	2,677,856
	1,667,677	2,121,119	2,706,356

Non-current:
- Lease liabilities	1,020,801	1,298,357	-
- Bank borrowings	-	-	1,583,434
	1,020,801	1,298,357	1,583,434
	2,688,478	3,419,476	4,289,790

The breakdown of borrowings are as follows:

	2025	2025	2024
	US$	S$	S$

Term loan #1	-	-	206,695
Term loan #2	-	-	280,233
Term loan #3	-	-	178,565
Term loan #4	-	-	195,299
Term loan #6	-	-	531,708
Term loan #7	-	-	280,239
Term loan #9	-	-	322,818
Term loan #10	-	-	1,573,744
Term loan #11	-	-	691,989
Term loan #12	-	-	-
	-	-	4,261,290

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings (Continued)

The details of borrowings are as follows:

Term loan	Facility amount	Effective interest rate	Maturity date
		% p.a.

Term loan #1	S$600,000	2.50%	October 2025
Term loan #2	S$1,000,000	2.75%	October 2025
Term loan #3	S$600,000	2.75%	November 2025
Term loan #4	S$700,000	2.50%	November 2025
Term loan #6	S$1,400,000	2.25%	April 2026
Term loan #7	S$1,000,000	2.75%	October 2025
Term loan #9	S$850,000	2.25%	April 2026
Term loan #10	S$600,000	2.75%	November 2025
	S$1,000,000	3.00%	November 2025
	S$500,000	2.50%	March 2026
	S$529,890	1.53%	December 2035
	S$501,670	1.53%	December 2035
Term loan #11	S$400,000	2.25%	January 2026
	S$1,500,000	2.50%	December 2025
Term loan #12	S$4,000,000	4.30%	One-month term, upon maturity

Term loan #1 to #12 was fully settled during the financial year, and as at June 30, 2025, there are no outstanding bank borrowings.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings (Continued)

A reconciliation of liabilities arising from financing activities is as follows:

	Beginning of		Proceed from	Non-cash changes			End of
	financial year	Cash flows	bank borrowings	Addition	Accretion of interests	Other	financial period
	US$	US$	US$	US$	US$	US$	US$

June 30, 2025
Liabilities
Lease liabilities
- Current	22,407	(861,945)	-	3,557,047	90,389	(1,188,472)	1,619,426
- Non-current	-	-	-	-	-	1,020,801	1,020,801
Bank borrowings
- Current	2,105,398	(5,320,259)	3,144,901	-	69,960	-	-
- Non-current	1,244,936	(1,244,936)	-	-	-	-	-

	3,372,741	(7,427,140)	3,144,901	3,557,047	160,349	(161,671)	2,640,227

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings (Continued)

	Beginning of		Proceed from	Non-cash changes			End of
	financial year	Cash flows	bank borrowings	Addition	Accretion of interests	Other	financial year
	S$	S$	S$	S$	S$	S$	S$

June 30, 2025
Liabilities
Lease liabilities
- Current	28,500	(1,096,308)	-	4,524,209	114,966	(1,511,619)	2,059,748
- Non-current	-	-	-	-	-	1,298,357	1,298,357
Bank borrowings
- Current	2,677,856	(6,766,838)	4,000,000	-	88,982	-	-
- Non-current	1,583,434	(1,583,434)	-	-	-	-	-

	4,289,790	(9,446,580)	4,000,000	4,524,209	203,948	(213,262)	3,358,105

June 30, 2024
Liabilities
Lease liabilities
- Current	566,039	(553,000)	-	-	15,461	-	28,500
- Non-current	28,500	-	-	-	-	(28,500)	-
Bank borrowings
- Current	3,223,150	(2,517,707)	-	-	160,777	1,811,636	2,677,856
- Non-current	3,395,070	-	-	-	-	(1,811,636)	1,583,434

	7,212,759	(3,070,707)	-	-	176,238	-	4,289,790

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

16.	Trade and other payables

	2025	2025	2024
	US$	S$	S$

Trade payables
- third parties	1,649,041	2,097,415	829,324
Accruals	1,222,998	1,555,531	1,074,868
GST payables	219,858	279,638	391,330
Other payables
- third parties	2,343,283	2,980,422	280,427
	5,435,180	6,913,006	2,575,949

Trade payables are non-interest bearing and are normally settled on 30 to 90 days terms (June 30, 2024: 30 to 90 days).

Other payables are non-trade related, unsecured, non-interest bearing, repayable on demand and are to be settled in cash.

Trade and other payables are denominated in Singapore Dollar.

17.	Amount due to a former director

Amount due to a former director is denominated in Singapore Dollar. Please refer to Note 14 for the terms of the sale and purchase agreement between Rainforest Capital VCC and Dr. Kevin Yip, a former director.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

18.	Share capital

The Company was established under the laws of BVI on August 10, 2023 with authorized share of 16,250,000 ordinary shares amounting to S$24,455,178 (US$18,362,500) at a subscription price of US$1.13 per share at the time of incorporation.

The Company is authorized to issue one class of ordinary share.

The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restrictions. The ordinary shares have no par value.

In February 2025, following the Company’s initial public offering on Nasdaq, 2,205,000 ordinary shares at a subscription price of US$4.00 per share were issued.

In March 2025, following the exercise of the overallotment option by the underwriter, 330,750 ordinary shares at a subscription price of US$4.00 per share were issued.

As of June 30, 2025, 18,785,750 ordinary shares of the Company were issued in total.

19.	Leases

Company as a lessee

The Company has lease contracts for clinics. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

(a)	Carrying amounts of right-of-use assets under leasing arrangements

The carrying amounts of right-of-use assets under leasing arrangements are disclosed in Note 9.

(b)	Lease liabilities

The carrying amount of lease liabilities (included under borrowings) and the movements during the year are disclosed in Note 15 and the maturity analysis of lease liabilities is disclosed in Note 22 under liquidity risk. The Company adopt 5% as weighted average borrowings rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 1 year.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

19.	Leases (Continued)

(c)	Amounts recognized in profit or loss

	2025	2025	2024
	US$	S$	S$

Depreciation of right-of-use assets	843,989	1,073,469	498,635
Interest expense on lease liabilities	90,389	114,966	15,461
Lease expense not capitalized in lease liabilities:
- Expense relating to short-term leases	-	-	3,180
Total amount recognized in profit or loss	934,378	1,188,435	517,276

(d)	Total cash outflow

The Company had total cash outflows for leases of S$1,096,308 (US$861,945) (June 30, 2024: S$566,039).

(e)	Extension options

The Company has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs. Management exercises significant judgement in determining whether these extension options are reasonably certain to be exercised.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

20.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period:

	2025	2025	2024
	US$	S$	S$

Interest income on loan to related party	1,507	1,917	-
Management fee	3,852,504	4,900,000	-
Payment made on behalf to related parties	3,715	4,725	1,311,390

Compensation of key management personnel

	2025	2025	2024
	US$	S$	S$

Salaries and bonuses	544,854	693,000	121,200
CPF	46,540	59,194	137
	591,394	752,194	121,337

21.	Impairment loss on goodwill

Acquisition of Bethesda Medical Pte Ltd and its subsidiary, Oasis Medical Clinic Pte Ltd (“Bethesda Group Acquisition”)

On April 30, 2025, the Company completed its acquisition on all of the ordinary shares in the issued and paid-up share capital of Bethesda Medical Pte Ltd, a company incorporated in Singapore. Pursuant to the Sale and Purchase Agreement, the aggregate consideration is S$10,308,000 (US$8,000,000).

Following the completion of the acquisition, Bethesda Medical Pte Ltd became a wholly owned indirect subsidiary of Basel Medical Group Ltd.

The fair value of identifiable assets and liabilities of Bethesda Group as at the acquisition date were:

2025
S$

Purchase Consideration	10,308,000

Assets and liabilities recognised as a result of the acquisition:
Plant and equipment	502,180
Right-of-use assets	1,133,786
Deferred tax assets	34,700
Investment in associate	49
Inventories	276,077
Trade and other receivables	669,746
Cash and cash equivalents	168,895
Lease liabilities	(431,744)
Borrowings	(453,250)
Trade and other payables	(2,544,185)
Amount due to director	(193,945)
Net identifiable liabilities acquired	(837,691)
Add: Goodwill	11,145,691
Purchase consideration	10,308,000

As the new subsidiary’s operation has yet to be turned around, an impairment loss on the goodwill from this investment has been fully recognised in year ended June 30, 2025.

The purchase consideration of S$10,308,000 was settled by cash hence, there is a S$10,308,000 of net cash outflow impact on the acquisition.

The goodwill is attributable to Basel Medical Group’s expansion strategy in Singapore and the broader Southeast Asian healthcare market. By broadening its service offerings and integrating advanced medical solutions, Basel Medical Group is positioning itself as a key player in the region’s evolving healthcare ecosystem.

The acquired business contributed revenue of S$895,362 and net loss of S$448,857 to the Group for the period from 1 May 2025 to 30 June 2025.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

22.	Fair value of assets and liabilities

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables, amount due from/(to) related parties, other payables

The carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amounts of these receivables and payables approximate their fair values as they are subject to normal trade credit terms.

Borrowings

The carrying amounts of borrowings approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

23.	Financial risk management

The Group’s activities expose it to a variety of financial risks from its operations. The key financial risks include credit risk, market risk (including foreign currency risk, interest rate risk) and liquidity risk.

The Directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial year, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

a)	Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

23.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days, default of interest due for more than 30 days or there is significant difficulty of the counterparty.

To minimise credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorise exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

-	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
-	Actual or expected significant changes in the operating results of the debtor
-	Significant increases in credit risk on other financial instruments of the same debtor
-	Significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtors in the Group and changes in the operating results of the debtor.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor
-	A breach of contract, such as a default or past due event
-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganisation
-	There is a disappearance of an active market for that financial asset because of financial difficulty

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

23.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group categorises a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL - not credit-impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL - credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$	US$	US$
June 30, 2025
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,580,313	(781,133)	1,799,180
Deposits	12	I	12-month ECL	5,362,632	-	5,362,632
					(781,133)

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

23.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$	S$	S$
June 30, 2025
Trade receivables	12	Note 1	Lifetime ECL (simplified)	3,281,902	(993,524)	2,288,378
Deposits	12	I	12-month ECL	6,820,731	-	6,820,731
					(993,524)

June 30, 2024
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,133,573	(460,413)	1,673,160
Deposits	12	I	12-month ECL	90,252	-	90,252
Amount due from related parties	14	I	12-month ECL	10,557,240	-	10,557,240
					(460,413)

Trade receivables (Note 1)

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group determines the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

23.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Trade receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	US$	US$	US$	US$	US$	US$

June 30, 2025
ECL rate	19%	12%	26%	41%	100%
Estimated total gross carrying amount at	703,914	843,949	133,126	644,290	255,034	2,580,315
ECL	(130,816)	(97,778)	(34,150)	(263,355)	(255,034)	(781,133)
						1,799,182

	Trade receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	S$	S$	S$	S$	S$	S$

June 30, 2025
ECL rate	19%	12%	26%	41%	100%
Estimated total gross carrying amount at	895,308	1,073,420	169,323	819,473	324,378	3,281,902
ECL	(166,385)	(124,365)	(43,436)	(334,960)	(324,378)	(993,524)
						2,288,378

June 30, 2024
ECL rate	1.95%	2.02%	2.61%	10.54%	89.08%
Estimated total gross carrying amount at	814,544	321,783	227,123	323,323	446,800	2,133,573
ECL	(15,880)	(6,494)	(5,939)	(34,093)	(398,007)	(460,413)
						1,673,160

Information regarding movement of loss of allowance of trade receivables is disclosed in Note 12.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

23.	Financial risk management (Continued)

a)	Credit risk (Continued)

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group have no significant concentration of credit risk other than those balances with related company comprising 1% (June 30, 2024: 2% and 1%) of trade receivables. The Group has credit policies and procedures in place to minimise and mitigate its credit risk exposure.

Other receivables, amount due from related parties

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

b)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group.

The Group determined that sensitivity to the exchange rate changes does not impose significant impact on the results and operations of the Group.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

23.	Financial risk management (Continued)

b)	Market risk (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from fixed deposits. These transactions and balances were not significant.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year due to those interest-bearing assets and liabilities are insignificant.

c)	Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of standby credit facilities. The Group finances its working capital requirements through funds generated from operations of the Group. Management is satisfied that funds are available to finance the operation of the Group.

Analysis of financial instruments by remaining contractual maturities

The table below summarises the maturity profile of the Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations.

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
June 30, 2025
Financial assets
Trade and other receivables	7,323,882	7,323,882	7,323,882	-
Cash and cash equivalents	2,342,230	2,342,230	2,342,230	-
Total undiscounted financial assets	9,666,112	9,666,112	9,666,112	-

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

23.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
June 30, 2025 (Continued)
Financial liabilities
Trade and other payables	5,215,322	5,215,322	5,215,322	-
Borrowings	2,688,478	2,688,478	1,667,677	1,020,802
Total undiscounted financial liabilities	7,903,800	7,903,800	6,882,999	1,020,802

Total net undiscounted financial assets	1,762,312	1,762,312	2,783,113	(1,020,802)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2025
Financial assets
Trade and other receivables	9,315,500	9,315,500	9,315,500	-
Cash and cash equivalents	2,979,083	2,979,083	2,979,083	-
Total undiscounted financial assets	12,294,583	12,294,583	12,294,583	-

Financial liabilities
Trade and other payables	6,633,368	6,633,368	6,633,368	-
Borrowings	3,419,476	3,419,476	2,121,119	1,298,358
Total undiscounted financial liabilities	10,052,844	10,052,844	8,754,487	1,298,358

Total net undiscounted financial assets	2,241,739	2,241,739	3,540,096	(1,298,358)

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

23.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2024
Financial assets
Trade and other receivables	1,763,412	1,763,412	1,763,412	-
Cash and cash equivalents	1,951,053	1,951,053	1,951,053	-
Amount due from related parties	10,557,240	10,557,240	10,557,240	-
Total undiscounted financial assets	14,271,705	14,271,705	14,271,705	-

Financial liabilities
Trade and other payables	2,184,619	2,184,619	2,184,619	-
Amount due to related parties	1,311,390	1,311,390	1,311,390	-
Amount due to a former director	111,459	111,459	111,459	-
Borrowings	4,289,790	4,289,790	2,706,356	1,583,434
Total undiscounted financial liabilities	7,897,258	7,897,258	6,313,824	1,583,434

Total net undiscounted financial assets/(liabilities)	6,374,447	6,374,447	7,957,881	(1,583,434)

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

24.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets, at FVPL, financial assets measured at amortized cost and financial liabilities at amortized cost were as follows:

	June 30, 2025	June 30, 2025	June 30, 2024
	US$	S$	S$

Financial assets measured at amortized cost
Trade and other receivables	7,324,082	9,315,500	1,763,412
Cash and cash equivalents	2,342,230	2,979,083	1,951,053
Amount due from related parties	-	-	10,557,240
Total financial assets measured at amortized cost	9,666,312	12,294,583	14,271,705

Financial liabilities measured at amortized cost
Trade and other payables	5,215,322	6,633,369	2,184,619
Amount due to related parties	-	-	1,311,390
Amount due to a former director	-	-	111,459
Borrowings	48,251	61,371	4,261,290
Total financial liabilities measured at amortized cost	5,263,573	6,694,739	7,868,758

25.	Capital management

The primary objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern. The related parties have undertaken not to recall the amounts due to them until such time the Company is in the position to repay these amounts without impairing its liquidity position and to provide continuing financial support and adequate funds to enable the Company to meet its liabilities as and when they fall due.

No changes were made in the objectives, policies or processes during the financial year ended June 30, 2025.

The Group is not subjected to either internal or external imposed capital requirement. The Group’s overall strategy remains unchanged from 2024.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

26.	Events occurring after the reporting period

There were no significant events that occurred after the financial year ended June 30, 2025, which require adjustment to the financial statements.

However, the following non-adjusting events occurred subsequent to the reporting period:

a)	In July 2025, the Company has appointed NLA DFK Assurance PAC as its new auditor, in place of Onestop Assurance PAC.

b)	In July 2025, the Company has put on hold the plan for the acquisition of Bitcoin in exchange for the issue of ordinary shares in the Company.

c)	In July 2025, Basel Medical Group Pte Ltd has made 60% investments in SSOC Novena Pte. Ltd., SSOC Orchard Pte. Ltd. and SSOC Farrer Park Pte. Ltd. In September 2025, 7% of these investments in each of the 3 companies has been sold to external party, such that the company holds 53% of the share capital in each of the 3 companies.

d)	In July 2025, the Company’s subsidiary, Pharma Avenue Pte Ltd, increased its share capital to 100,000 shares.

e)	In August 2025, Mr Tan Boon Chye (Darren) was appointed as the Chief Commercial Officer of the Company. In the same month, Mr Vincent Teo resigned as Chief Partnership Officer from the Company.

f)	In September 2025, Eyetrust Medical Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 65% of the ordinary shares.

g)	In September 2025, the Company’s subsidiary, Bethesda Medical Pte Ltd, has fully disposed its investment in associate company, Cereza Bethesda Medical Pte Ltd.

h)	In October 2025, Chartered Imaging Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 100% of the ordinary shares.

i)	In October 2025, Basel Medical Group Pte Ltd has obtained a S$3,000,000 term loan facility for a 3 year tenor.

j)	The major shareholder, Rainforest Capital VCC has agreed to provide financial support for at least 12 months from the date of the auditor’s report.

