Form 20-F/A
period 2025-06-30
Basel Medical Group Ltd
filed 2026-03-13
CIK 2004489

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 20-F/A

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

Basel Medical Group Ltd (the “Company”) is filing this Amendment No. 1 (“Amendment”) to its Annual Report on Form 20-F for the fiscal year ended June 30, 2025, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2025 (the “Initial Filing”), for the purpose of amending and restating the sections “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company—A. History and Development of the Company”, “Item 4. Information on the Company—B. Business Overview”, “Item 4. Information on the Company—C. Organizational Structure”, “Item 5. Operating and Financial Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, “Item 16C. Principal Accountant Fees and Services”, to refile a new report of the independent registered public accounting firm NLA DFK Assurance PAC to its audited consolidated financial statements for the years ended June 30, 2024 and 2025, and to amend and restate its audited consolidated financial statements for the years ended June 30, 2024 and 2025 and the notes thereto.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment, and is also refiling its exhibit 8.1 to amend and restate its list of subsidiaries as of March 13, 2026.

i

ii

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

Risks Related to Our Business

●	We are dependent on our key medical practitioners.

●	We occasionally depend on external medical practitioners and vendors, and at times, we may enlist locum doctors to support our operations.

●	We experience competition from other similar healthcare service providers in private and government-owned hospitals, medical centers and clinics.

●	Our business relies to some extent on the recognition of our brand names and trademarks, as well as the reputation of our specialist doctors.

●	We are dependent on the continuing operations of the private hospital and medical center where we conduct our business.

●	We depend on a number of key relationships with corporations for patient volume.

●	Increase in operating costs, namely lease rental rates and risk of relocation, may cause disruption to our business operations.

●	We are exposed to the credit risks of customers.

●	Our control over suppliers and the quality of the products they provide is limited. If these products are not manufactured in accordance with the relevant quality standards, it could have a significant adverse impact on our business and reputation.

●	We may be affected by technological disruptions in the healthcare sector.

●	Technological advancements, failures, and other challenges associated with our medical equipment and information technology systems have the potential to negatively impact our business.

●	We face potential risks associated with cybersecurity and the handling of personal information and medical data.

●	The failure to safeguard our intellectual property rights or any infringement of third-party rights could have detrimental effects on our business.

●	Any failure to comply with the restrictions in our bank loans could result in an event of default that could materially adversely affect our business, financial condition, and results of operations.

●	A significant product liability lawsuit may affect our financial performance and reputation.

Risks Related to the Medical Healthcare Industry

●	Private healthcare services may decline due to a number of factors affecting the Company’s revenue.

●	We may be affected by the spread or outbreak of any contagious or virulent diseases.

●	Our business is subject to risks related to medical and legal claims, regulatory actions, and professional liability arising from our clinical and specialist services.

●	We may not have adequate insurance coverage in place despite having mandatory professional malpractice insurance.

●	We must comply with regulations and licensing conditions governing the healthcare sector, and compliance may involve significant costs. There is a risk that we may not retain, renew, or obtain the necessary licenses and permits for our business operations.

●	The regulation of healthcare fees and the potential rise in the number of medical practitioners could have adverse effects on our business.

●	Challenges faced by the healthcare industry may also have an effect on the Company.

●	We are subject to political, economic and social developments as well as the laws, regulations and licensing requirements in Singapore.

Risks Related to Ownership of Our Shares

●	We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We are a “controlled company” under the Nasdaq corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

●	The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	Any resale of our ordinary shares in the public market may cause the market price of our ordinary shares to decline.

●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of ordinary shares in the public market could materially and adversely affect the prevailing market price of the ordinary shares and our ability to raise capital in the future.

●	Future financing may cause a dilution in your shareholding or place restrictions on our operations.

●	Our controlling shareholder holds control over our Group and this may limit your ability to influence the outcome of decisions requiring the approval of shareholders.

●	There may not be an active, liquid trading market for our ordinary shares.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We are a BVI company and, because judicial precedent regarding the rights of members is more limited under BVI law than that under U.S. law, you may have less protection for your member rights than you would under U.S. law.

●	Because we do not expect to pay dividends in the near future after our initial public offering, you must rely on price appreciation of the ordinary shares for return on your investment.

●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in the British Virgin Islands or Singapore based on U.S. or other foreign laws against us, our management or the experts named in this report.

●	The price of our ordinary shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be due to factors unrelated to our actual or forecasted operating performance and financial condition or prospects, making it difficult for prospective investors to assess the underlying value of our ordinary shares.

●	We and certain of our current and directors or officers may be subject to securities litigation, which is expensive and could divert management attention.

●	If securities or industry analysts do not publish research reports about us or our business, or if such analysts issue adverse recommendations regarding our ordinary shares, the market price for our ordinary shares or trading volume could decline.

●	If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our ordinary shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	Anti-takeover provisions in our post-offering amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Risks Related to our Business

We are dependent on our key medical practitioners.

Our Group’s specialist orthopedic, trauma, sports medicine and neurosurgical business, health screening and general practice is spearheaded by our key medical practitioners who are all medical professionals with extensive experience in their respective subspecialties. They each play an instrumental role in our Group. If our Group should lose any of their services, it is expected that our Group’s specialist orthopedic, trauma, sports medicine, neurosurgical, health screening and general practice services business would be adversely affected. There is no assurance that our medical practitioners will continue or renew their employment with us. Competition for medical practitioners may require us to enhance our various remuneration packages in order to remain competitive in recruiting or retaining our employees, which may significantly increase our employee benefits expense. The loss of the services of any of our key medical practitioners without suitable and timely replacements or an inability to attract and recruit qualified medical specialists may have a material adverse effect on our Group’s business, financial position, results of operations and prospects. In addition, certain of the licenses upon which we rely are issued to certain of our medical practitioners, and if we were to lose the employment of such persons, we may face temporary disruptions to the operation of our business while we reapply for such licenses in the name of other of our medical practitioners, which may have a detrimental effect on our Group’s business, financial position and results of operations.

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

Risks Related to Ownership of our Shares

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

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our major shareholders will not be required to report equity holdings under Section 16 of the Exchange Act and our directors and executive officers and major shareholders will not be subject to the insider short swing profit disclosure and recovery regime.

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

Because we do not expect to pay dividends in the near future after our initial public offering, you must rely on price appreciation of the ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after our initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the near future. Therefore, you should not rely on an investment in the ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. All dividends are subject to certain restrictions under BVI law and provided that in no circumstances may a dividend be paid unless the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ordinary shares will likely depend entirely upon any future price appreciation of the ordinary shares. There is no guarantee that the ordinary shares will appreciate in value or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in the ordinary shares and you may even lose your entire investment in the ordinary shares.

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

On April 11, 2025, Basel Medical Group Pte. Ltd., a subsidiary of Basel Medical Group Ltd, entered into a sale and purchase agreement with Silkroute Biomed Healthcare Pte. Ltd. for the acquisition of all of the ordinary shares of Bethesda Medical Pte. Ltd., a company incorporated in Singapore, for a total consideration of US$6.5 million in tranches. The acquisition of Bethesda Medical was completed on April 30, 2025. Following such completion, Bethesda Medical became a wholly owned indirect subsidiary of Basel Medical Group Ltd. Our Group through Bethesda Medical operates six general practice clinics in Singapore.

Our principal executive office is at 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499 and our telephone number is +65 62919188. Our website is https://baselmedical.com/. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our electronic filings with the SEC are available for viewing on this website, at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

Our operations are based in Singapore, with our specialist clinics being at 6 Napier Road, Unit #02-10/11 and Unit #03-07, Gleneagles Medical Centre, a convenient and central location in Singapore accessible by public transportation. Our general practices in the group are at locations across Singapore, including Suntec City, Grantral Mall, Toa Payoh Hub, Margaret Drive, Tampines and Gateway East. We currently have 13 medical practitioners in our Group, comprising 4 specialists and 9 general practitioners. The services provided by our clinics include, but are not limited to, consultation, medical diagnosis and medical or surgical treatments for orthopedic, trauma, sports medicine, general practice, health screening, mental health, women’s health and neurosurgical conditions and our clinics are equipped with the facilities needed to perform a variety of procedures on site and minor surgical services. Major surgeries will be carried out at Gleneagles Hospital, Mount Elizabeth Hospital, Mount Elizabeth Novena Hospital, Parkway East Hospital, Mount Alvernia Hospital, Farrer Park Hospital and other day surgery centers in Singapore where our medical practitioners are accredited to practice. Our clinics have been selected by several insurance providers as preferred medical care providers and our medical doctors are MediSave accredited, and therefore patients can submit their MediSave or Integrated Shield Plan claims through our clinics. MediSave is a national medical savings scheme in Singapore that helps individuals set aside part of their income to pay for their personal or approved dependents’ hospitalization, day surgery and certain outpatient expenses, as well as their healthcare needs in old age. MediShield Life (“MSHL”) is a basic national health insurance scheme in Singapore that provides lifelong coverage for Singapore citizens and permanent residents. Certain aspects of MediShield Life are paid for using MediSave funds. Integrated Shield Plans are optional health coverage in Singapore provided by private insurers that complements MSHL with higher coverage benefits.

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

OUR BUSINESS MODEL

We specialize in providing a range of medical and therapeutic treatments in the fields of orthopedics and neurosurgery. As of the date of this report, we employ 13 medical practitioners in our Group, comprising 9 general practitioners and 4 specialists who specialize in orthopedic, trauma, sports medicine and neurosurgical treatments.

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

Types of Treatments and Services

Our Group is a healthcare group primarily involved in the provision of a comprehensive range of health services including but not limited to orthopedic treatments and surgeries, trauma and sports medicine services (both surgical and non-surgical), physiotherapy services, general practices, health screening, mental health, woman’s health and neurological treatments. As at the latest practicable date, we have four medical practitioners serving patients at our two clinics in Gleneagles Medical Centre in Singapore and nine others in all other locations mentioned above.

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

Dr. Kelvin Tan was the previous head of Adult Reconstruction/Joint Replacement unit and a senior consultant at Tan Tock Seng Hospital in Singapore and he has been practicing medicine for more than 15 years. Dr. Kelvin Tan is a key opinion leader in Singapore and regionally in the field of robotic-assisted joint replacements as well as enhanced recovery after surgery (ERAS), sitting on various national committees prior to private practice. He has extensive experience in robotic joint replacements having performed more than 500 Mako Robotic-assisted joint replacements (MAKOplasty). He is also a certified Mako Robotic trainer in partial knee, total knee as well total hip replacement. Dr. Kelvin Tan is an Adjunct Assistant Professor at National University of Singapore (NUS) and was a core clinical faculty member and clinical competencies committee member of Singapore’s NHG’s orthopedic residency programme. He is an examiner for NUS and Lee Kong Chian School of Medicine undergraduates as well as an Orthopaedic Master of Medicine. He has published extensively in international peer-reviewed medical journals and presented widely locally and in international conferences. He is currently the chairman of the Singapore Arthroplasty Society, representing Singapore at various international conferences. He is also the Young Surgeon Nominate for Singapore at the Asia Pacific Orthopaedic Association.

COMPETITION

The orthopedic treatment market in Singapore is highly fragmented, with low barriers to entry and low consolidation. We generally face competition from both medical practitioners and non-medical practitioners. The medical practitioners are doctors and surgeons in specialties such as orthopedics, neurosurgeons, neurologists, and rheumatologists who offer similar medical procedures to treat pain or alternative medical treatments. There are certain other corporate groups in Singapore offering orthopedic treatments, including listed companies, as well as small and medium enterprises, some of which have been offering similar private orthopedic and physiotherapy services for twenty or more years in the Singapore market. The non-medical practitioners who provide comparable pain management treatments include traditional Chinese medicine physicians, physiotherapists, and chiropractors, who provide alternative services to our pain care services designed to alleviate pain conditions suffered by patients. As for the general services under Bethesda Medical Clinics the competition can come from general practices with rich experienced clinicians. Singapore is a densely populated country and most neighbourhoods have some form of general practice clinic(s). These clinics may range from solo practitioners to group practices and the clinicians’ experience can be highly variable. Regardless, sometimes the pool of targeted patients can have potential overlap. Ultimately the moat lies in how integrated the services can be within its micro ecosystem i.e. musculoskeletal related diseases, integration into payors’ ecosystem such as insurers or national programs, quality and continuity of care of the practice itself.

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

EMPLOYEES

We had 36 full-time employees as of January 31, 2025, and 70 full-time employees as of January 31, 2026. The following table sets forth the number of our full-time employees categorized by function as of January 31, 2026:

Function	Number of employees
Management	4
Medical practitioner	13
Clinical staff	36
Accounting, human resource and others	9
Marketing	8
Total	70

C. Organizational Structure

Basel Medical is a BVI business company incorporated on August 10, 2023 with operations conducted by our subsidiaries based in Singapore. From 2004 to the 2020s, we expanded our operations and incorporated further operating entities in Singapore. The following entities were incorporated on the following dates primarily to serve different segments of our clientele, including dormant entities indicated below which do not have any operations to date:

No.	Group entity	Date of incorporation	Purpose
1.	Basel Medical Group Pte. Ltd. (formerly Singmed Specialists Pte. Ltd., which changed its corporate name in October 2024)	March 20, 2020	Intermediate holding company
2.	SSO Clinic (Singapore Sports & Orthopaedic Clinic Pte. Ltd.)	July 30, 2004	Orthopaedic specialist clinics at Gleneagles
3.	SSOC (SSOC Pte. Ltd.)	July 3, 2013	Currently dormant
4.	SSO Services (Singapore Sports & Orthopaedic Services Pte. Ltd.)	July 30, 2004	Currently dormant
5.	SSOS (SSSOS Pte. Ltd.)	July 3, 2013	Currently dormant

6.	Pharma Avenue Pte. Ltd. (formerly Singapore Sports and Physiotherapy Centre Pte. Ltd. which changed its corporate name in June 2025)	July 12, 2017	Currently dormant
7.	SKC (Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.)	August 8, 2014	Currently dormant
8.	SKS (Singapore Knee, Sports and Orthopaedic Services Pte. Ltd.)	August 8, 2014	Currently dormant
9.	Basel Medflow Pte. Ltd.	May 16, 2025	Currently dormant – to be used for medical supplies business
10.	Bethesda Medical Pte. Ltd.	October 13, 1995	General practitioner clinic
11.	Oasis Medical Clinic Pte. Ltd	August 26, 2021	General practitioner clinic
12.	SSOC Farrer Park Pte. Ltd.	June 18, 2025	Currently dormant – to be used for new orthopaedic specialist clinic at Farrer Park
13.	SSOC Novena Pte. Ltd.	June 18, 2025	Currently dormant – to be used for new orthopaedic specialist clinic at Novena
14.	SSOC Orchard Pte. Ltd.	June 18, 2025	Currently dormant – to be used for new orthopaedic specialist clinic at Orchard
15.	Eyetrust Medical Pte. Ltd.	September 11, 2025	Currently dormant – to be used for new eye specialist clinic
16.	Chartered Imaging Pte. Ltd.	October 15, 2025	Currently dormant – to be used for New imaging centre
17.	Lucky Pet Service Pte. Ltd.	December 18, 2025	To be used for vet services
18.	Atlas Medical Concierge Pte. Ltd.	January 4, 2026	To be used for medical concierge services

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

Other income

Other income increased by S$1,291,460, approximately 280.1% from S$461,029 in the year ended June 30, 2024 to S$1,752,489 (US$1,377,851) in year ended June 30, 2025. This increase was mainly due to contribution from Bethesda group by S$870,419. In addition, interest income from fixed deposits and waiver of long outstanding balance in other creditors contributed partially to the increase.

Consumables, medical supplies and other related expenses

Consumables, medical supplies and other related expenses increased by S$304,323, approximately 13.5% from S$2,248,136 in the year ended June 30, 2024 to S$2,552,460 (US$2,006,809) in year ended June 30, 2025. The increase was in line with the increase in revenue.

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

Rent expense

Rent expense increased by S$137,895 or 4,336.3%, from S$3,180 in the year ended June 30, 2024, to S$141,075 (US$110,917) in the year ended June 30, 2025 due to a short term lease of office.

Other operating expenses

Other operating expenses increased by S$1,788,040 or 118.2% from S$1,512,168 in the year ended June 30, 2024 to S$3,300,208 (US$2,594,707) in the year ended June 30, 2025. Other operating expenses from the newly acquired Bethesda group contributed to S$317,633 of the increase in other operating expenses. Furthermore, exchange loss resulting from the strengthening of the USD against SGD and professional fees incurred further contributed to the increase.

Finance costs

Finance costs increased by S$27,710 or 15.7% from S$176,238 in the year ended June 30, 2024 to S$203,948 (US$160,349) in year ended June 30, 2025, mainly due to increase in interest expense for term loans.

Impairment loss on goodwill

S$10,349,252 (US$8,136,844) impairment loss on goodwill was recognized for year ended June 30, 2025 from the acquisition of the Bethesda group. As the group was newly acquired and its operations and performance has yet to be turned around, on prudent basis, the full amount of goodwill has been impaired.

Profit before tax

Profit before tax decreased by S$13,458,131 from a profit of S$2,404,561 in the year ended June 30, 2024 to a loss of S$11,053,571 (US$8,690,598) in the year ended June 30, 2025, mainly arising from impairment loss on goodwill of S$10,349,252.

Income tax expense

Income tax expense decreased by S$749,154 from S$331,761 in the year ended June 30, 2024 to a tax benefit of S$417,393 (US$328,165) in the year ended June 30, 2025, due to reversal of over-provision of tax for prior years.

REVIEW OF FINANCIAL POSITION

As at June 30, 2025

Current Assets

Current assets amounted to S$13,293,998 (US$10,452,078) or 71.2% of the total assets as at June 30, 2025, and mainly comprised inventories, trade and other receivables, cash and cash equivalents, deferred offering costs and current tax assets.

Inventories amounted to S$489,062 (US$384,513) and accounted for 3.7% of the current assets, and comprised of drugs and medical supplies.

Trade and other receivables amounted to S$9,489,266 (US$7,460,701) and accounted for 71.4% of the current assets, which are mainly trade receivables due from corporate clients, deposits, and other receivables.

Cash and cash equivalents amounted to S$3,044,466 (US$2,393,636), and accounted for 22.9% of the current assets.

Deferred offering costs amounted to S$31,797 (US$25,000), and accounted for 0.2% of the current assets.

Current tax assets amounted to S$239,407 (US$188,228), and accounted for 1.8% of the current assets.

Non-Current Assets

As at June 30, 2025, non-current assets amounted to S$5,385,904 (US$4,234,534) or 28.8% of our Group’s total assets. Non-current assets mainly consist of right of use assets from lease properties of S$4,949,372 (US$3,891,322), deferred tax assets of S$47,875 (US$37,640), and property and equipment of S$388,657 (US$305,572).

Current Liabilities

Current liabilities amounted to S$10,161,209 (US$7,989,000) and accounted for 76.7% of our total liabilities, and comprised of trade and other payables, borrowings, amount due to related parties and asset retirement obligation.

Trade and other payables amounted to S$6,574,785 (US$5,169,262) and accounted for 64.7% of our current liabilities. Trade and other payables mainly comprised trade payables to suppliers in relation to the purchases of consumables and medical supplies, accrued bonus for employees and goods and services tax payable.

Borrowings, which amounted to S$2,121,119 (US$1,667,677) and accounted for 20.9% of our current liabilities, mainly related to lease liabilities.

Amount due to related parties of S$1,450,305 (US$1,140,266), or 14.3% of our Group’s total current liabilities.

Asset retirement obligation of S$15,000 (US$11,795), or 0.1% of our Group’s total current liabilities.

Non-current liabilities

Non-current liabilities amounted to S$3,080,537 (US$2,421,996) and accounted for 23.5% of our total liabilities. Non-current liabilities comprised of lease liabilities of S$2,956,727 (US$2,324,654), and deferred tax liabilities of S$123,810 (US$97,342).

Total Equity

Total equity amounted to S$5,438,156 (US$4,275,616), mainly comprising S$34,208,562 (US$25,609,109) of share capital, S$24,455,170 (US$18,362,500) of merger reserve arising from group restructuring, S$3,854,948 (US$2,695,407) of retained earnings, translation reserve of S$463,787 (US$278,337) and non-controlling interest of S$3,499 (US$2,751).

LIQUIDITY AND CAPITAL RESOURCES

We financed our growth and operations through a combination of shareholders’ equity (including retained profits), net cash generated from operating activities, and borrowings from financial institutions. Our principal uses of cash have been for operational expenses, working capital purposes and payment of taxes.

As at June 30, 2025, we had cash and cash equivalents of S$3,044,466 (US$2,393,636) and equity attributable to owners of our Company amounted to S$5,434,657 (US$4,272,865).

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

	Year ended June 30
	2025		2024
	US$’ 000	S$’ 000	S$’ 000

Net cash (used in)/ generated from operating activities	(3,180)	(4,044)	2,509
Cash generated from/ (used in) investing activities	(8,567)	(10,897)	(8)
Net cash generated from/ (used in) financing activities	12,971	16,498	(1,767)
Net increase /(decrease) in cash and cash equivalents	1,224	1,557	734
Cash and cash equivalents at beginning of financial year	1,534	1,951	1,217
Effects of currency translation on cash and cash equivalents	(365)	(464)	-
Cash and cash equivalents at end of financial year	2,394	3,044	1,951

Year ended June 30, 2025

For the year ended June 30, 2025, we used operating cash flows before working capital changes of S$1,766,409 (US$1,388,794). Net changes in working capital amounted to -S$4,958,188 (-US$3,898,253). This was due mainly to an increase in trade and other receivables of S$8,687,432 (US$6,830,279), an increase in trade and other payables of S$4,003,506 (US$3,171,245) and an increase in inventories of S$304,262 (US$239,218). We paid interest of S$203,948 (US$160,349) and income tax of S$648,293 (US$509,704) in the year ended June 30, 2025. As a result, the net cash used in operating activities amounted to S$4,044,020 (US$3,179,511).

Cash generated used in investing activity amounted to S$10,896,890 (US$8,567,411), mainly due to acquisition of new subsidiary of S$10,339,950 (US$8,129,531) and acquisition of property and equipment of S$ 556,940 (US$437,880).

Net cash generated from financing activities of S$16,498,110 (US$12,971,232) was mainly due to proceed of share issuance of S$9,753,384 (US$7,668,358), decrease in amount due from related parties of S$10,557,240 (US$8,300,370), proceeds from borrowings of S$4,000,000 (US$3,144,901), decrease in deferred offering costs of S$1,556,226 (US$1,223,543). This increase was partially offset by repayment of borrowings of S$8,261,290 (US$6,495,235) and payment of principal portion of lease liabilities of S$1,321,600 (US$1,039,075).

As a result of the above, our Group’s cash and cash equivalents increased by S$1,093,413 from S$1,951,053 as at June 30, 2024 to S$3,044,466 (US$2,393,636) as at June 30, 2025.

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

Directors and Executive Officers	Age	Position
Darren Yen Feng Chhoa	39	Chief Executive Officer
Jianing Lu	37	Director and Chief Financial Officer
Tan Boon Chye (Darren)	46	Chief Commercial Officer
Keng Leong Fung (Raymond)	50	Director and Chairman of the Board
Paul Freudenthaler	62	Independent Director
Tony Chen	62	Independent Director
Kwek Yoon Soong	60	Independent Director

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

	Year ended June 30, 2025		Year ended June 30, 2024
	US$	S$	S$

Amount due from related parties	—	—	10,557,240
Amount due to related parties	1,140,266	1,450,305	1,422,849

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

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ended June 30, 2025 or ending June 30, 2026. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering or subsequent fund raisings. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ended June 30, 2025 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, while our principal shareholders are exempt from certain reporting obligations, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. Reports and other information that we file with or furnish electronically with the SEC are accessible via the SEC’s website at www.sec.gov.

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

Being a company with less than US$1.235 billion in revenue, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company is entitled to certain reduced reporting and other requirements that are typically applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of the emerging growth company’s internal control over financial reporting.

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

	Years ended June 30
	2024		2025
Audit Fees (1)	US$	248,306	US$	373,356
Audit-related Fees (2)		57,750		63,000
Tax Fees (3)		—		—
All Other Fees (4)		—		—
Total	US$	306,056	US$	436,356

(1)	“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

Date: March 13, 2026

Basel Medical Group Ltd. and its Subsidiaries

Consolidated Financial Statements

For the financial year ended June 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Basel Medical Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Basel Medical Group Ltd. and its subsidiaries (collectively referred to as the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of profit or loss and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025, in conformity with the International Financial Reporting Standards (“IFRS”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ NLA DFK Assurance PAC
NLA DFK Assurance PAC

Singapore, March 13, 2026

PCAOB ID No.6889

We have served as the Company’s auditor since 2025

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND COMPREHENSIVE INCOME

For year ended June 30, 2025 and 2024

		2025 US$	2025 S$	2024 S$

Revenue	4	8,900,027	11,319,944	10,050,923

Other income	5	1,377,851	1,752,489	461,029

Consumables, medical supplies and other related expenses		(2,006,809)	(2,552,460)	(2,248,136)

Employee benefit expenses	7	(5,030,217)	(6,397,933)	(3,638,942)

Depreciation expense		(928,633)	(1,181,128)	(528,727)

Rent expense		(110,917)	(141,075)	(3,180)

Other operating expense		(2,594,707)	(3,300,208)	(1,512,168)

Impairment loss on goodwill	21	(8,136,844)	(10,349,252)	-

Finance cost	6	(160,349)	(203,948)	(176,238)

(Loss)/Profit before tax	7	(8,690,598)	(11,053,571)	2,404,561

Income tax benefit/(expense)	8	328,165	417,393	(331,761)

(Loss)/Profit after tax		(8,362,433)	(10,636,178)	2,072,800

(Loss)/Profit for the year, representing total comprehensive income for the year		(8,362,433)	(10,636,178)	2,072,800

(Loss)/Profit attributable to:
Owners of the Company		(8,362,039)	(10,635,677)	2,072,800
Non-controlling interests		(394)	(501)	-
(Loss)/Profit for the year		(8,362,433)	(10,636,178)	2,072,800

Profit/Earnings per ordinary share – basic and diluted		(0.45)	(0.57)	0.13

Weighted average number of shares – basic and diluted		18,785,750	18,785,750	16,250,000

The accompanying notes form an integral part of these consolidated financial statements.

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED BALANCE SHEETS

As of June 30, 2025 and 2024

	Note	2025	2025	2024
		US$	S$	S$
ASSETS
Non-current assets
Right-of-use-assets	9	3,891,322	4,949,372	23,460
Property and equipment	10	305,572	388,657	34,513
Deferred tax assets	23	37,640	47,875	77,005
		4,234,534	5,385,904	134,978

Current assets
Inventories	11	384,513	489,062	72,030
Trade and other receivables	12	7,460,701	9,489,266	2,005,219
Cash and cash equivalents	13	2,393,636	3,044,466	1,951,053
Amount due from related parties	14	-	-	10,557,240
Deferred offering costs		25,000	31,797	1,588,024
Current tax assets		188,228	239,407	-
		10,452,078	13,293,998	16,173,566

Total assets		14,686,612	18,679,902	16,308,544

LIABILITIES
Non-current liabilities
Deferred tax liabilities	23	97,342	123,810	-
Borrowings	15	2,324,654	2,956,727	1,583,434
		2,421,996	3,080,537	1,583,434

Current liabilities
Trade and other payables	16	5,169,262	6,574,785	2,575,949
Borrowings	15	1,667,677	2,121,119	2,706,356
Amount due to related parties	14	1,140,266	1,450,305	1,311,390
Amount due to a former director	17	-	-	111,459
Asset retirement obligation		11,795	15,000	15,000
Provision for income tax		-	-	443,315
		7,989,000	10,161,209	7,163,469

Total liabilities		10,410,996	13,241,746	8,746,903

NET ASSETS		4,275,616	5,438,156	7,561,641

Equity attributable to equity holders of the Company
Share capital	18	25,609,109	34,208,562	24,455,178
Merger reserve arising from group restructuring		(18,362,500)	(24,455,170)	(24,455,170)
Retained earnings		(2,695,407)	(3,854,948)	7,561,633
Translation reserve		(278,337)	(463,787)	-

Non-controlling interest		2,751	3,499	-
Total equity		4,275,616	5,438,156	7,561,641

The accompanying notes form an integral part of these consolidated financial statements.

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For year ended June 30, 2025 and 2024

		Share capital	Merger reserve	Translation reserve	Retained earnings	Total attributable to owners of Company	Non- controlling interest	Total
		US$	US$	US$	US$	US$	US$	US$

As at July 1, 2024		18,362,506	(18,362,500)	(8,686)	5,588,403	5,579,723	-	5,579,723

Issuance of share capital		7,246,603	-	-	-	7,246,603	-	7,246,603

Foreign currency translation		-	-	(269,651)	-	(269,651)	-	(269,651)

Share based payment reserve	Note 22	-		-	78,624	78,624	-	78,624

Loss for the year, representing total comprehensive loss for the year		-	-	-	(8,362,434)	(8,362,434)	2,751	(8,359,683)

As at June 30, 2025		25,609,109	(18,362,500)	(278,337)	(2,695,407)	4,272,865	2,751	4,275,616

		Share capital	Merger reserve	Translation reserve	Retained earnings	Total attributable to owners of Company	Non- controlling interest	Total
		S$	S$	S$	S$	S$	S$	S$

As at July 1, 2024		24,455,178	(24,455,170)	-	7,561,633	7,561,641	-	7,561,641

Issuance of share capital		9,753,384	-	-	-	9,753,384	-	9,753,384

Foreign currency translation		-	-	(463,787)	-	(463,787)	-	(463,787)

Share based payment reserve	Note 22	-	-	-	100,000	100,000	-	100,000

Loss for the year, representing total comprehensive income for the year		-	-	-	(11,516,581)	(11,516,581)	3,499	(11,513,082)

As at June 30, 2025		34,208,562	(24,455,170)	(463,787)	(3,854,948)	5,434,657	3,499	5,438,156

	Share capital	Merger reserve	Retained earnings	Total
	S$	S$	S$	S$

As at July 1, 2023	8	-	5,488,833	5,488,841

Issuance of share capital	24,455,170	-	-	24,455,170

Merger reserve arising from group restructuring	-	(24,455,170)	-	(24,455,170)

Profit for the year, representing total comprehensive income for the year	-	-	2,072,800	2,072,800

As at June 30, 2024	24,455,178	(24,455,170)	7,561,633	7,561,641

The accompanying notes form an integral part of these consolidated financial statement

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

For year ended June 30, 2025 and 2024

	2025	2025	2024
	US$	S$	S$
Cash flows from operating activities
(Loss)/Profit before tax	(8,690,598)	(11,053,571)	2,404,561

Adjustments for:
Bad debts written off	473,515	602,264	-
Reversal of estimated credit losses	-	-	(55,741)
Provision for estimated credit losses	217,863	277,101	50,168
Depreciation of property and equipment	84,644	107,659	30,093
Amortisation of right-of-use assets	843,989	1,073,469	498,635
Fixed asset written off	162,188	206,287	-
Impairment loss on goodwill	8,136,844	10,349,252	-
Interest expense	160,349	203,948	176,238
Operating cash flows before changes in working capital	1,388,794	1,766,409	3,103,954
Changes in working capital:
Inventories	(239,218)	(304,262)	22,571
Trade and other receivables	(6,830,279)	(8,687,432)	(415,080)
Trade and other payables	3,171,245	4,033,506	387,690
Cash (used in)/ generated from operations	(2,509,458)	(3,191,779)	3,099,135
Income tax paid	(509,704)	(648,293)	(176,238)
Interest paid	(160,349)	(203,948)	(413,612)
Net cash (used in)/generated from operating activities	(3,179,511)	(4,044,020)	2,509,285

Cash flows from investing activities
Acquisition of property and equipment	(437,880)	(556,940)	(7,920)
Acquisition of subsidiary	(8,129,531)	(10,339,950)	-
Cash used in investing activities	(8,567,411)	(10,896,890)	(7,920)

Cash flows from financing activities
Deferred offering costs	1,223,543	1,556,226	(1,588,024)
Decrease in amount due from a director	-	-	1,320,457
Increase in amount due to related parties	109,218	138,915	1,311,390
Decrease/(Increase) in amount due from related parties	8,300,370	10,557,240	(73)
Proceeds from borrowings	3,144,901	4,000,000	-
Payment of principal portion of lease liabilities	(1,039,075)	(1,321,600)	(566,039)
Write off of Right-of-use assets	144,033	183,195	-
Repayment of borrowings	(6,495,235)	(8,261,290)	(2,356,930)
(Decrease)/Increase in amount due to former director	(87,632)	(111,459)	111,459
Non-controlling interest contributions	2,751	3,499	-
Share issuance	7,668,358	9,753,384	-
Net cash generated from/(used in) financing activities	12,971,232	16,498,110	(1,767,760)

Net increase in cash and cash equivalents	1,224,310	1,557,200	733,605

Cash and cash equivalents at beginning of financial period	1,533,967	1,951,053	1,217,448
Effects of currency translation on cash and cash equivalents	(364,641)	(463,787)	-
Cash and cash equivalents at end of financial year	2,393,636	3,044,466	1,951,053

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

The ability of the Group to continue as going concern is dependent on: (Please refer to Note 27)

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

Inventory write-down is made based on the current market conditions, historical experience and selling goods of similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically on inventories for excess inventories, obsolescence and declines in net realisable value and an allowance is recorded against the inventory balances for any such declines. The realisable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realisable value. The carrying amount of the Company’s inventories as at June 30, 2025 was S$489,062 (US$384,513) (June 30, 2024: S$72,030). If the future expected realisable value was lower by 10% of its carrying amount, the carrying amount of the Company’s inventories would have been S$48,906 (US$38,451) (June 30, 2024: S$7,203) lower.

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

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables is disclosed in Note 25 (a). The carrying amount of the Company’s trade receivables as at the end of each reporting period were disclosed in Note 12.

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

The carrying amount of the Group’s other receivables as at June 30, 2025 were S$134,188 (US$105,502) (June 30, 2024: S$213,644).

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

(f)	Impairment of non-financial assets

Goodwill

Goodwill is tested for impairment annually and whenever there is an indication that the goodwill may be impaired. In performing the impairment assessment of the carrying amount of goodwill, the recoverable amounts of cash-generating units (CGUs”) in which the goodwill, are determined using higher of value-in-use (“VIU”) calculation and fair value less cost to disposal. The assessment process involves significant management’s estimates and is based on assumptions that are affected by future market and economic conditions. It also involves the use of significant judgments such as the forecasted revenue and operating expenses, sales growth rates, gross profit margin and discount rates applied to the VIU calculation. Specific estimates used in the impairment assessment are disclosed in Note 21.

It is assessed that the recoverable amounts of the CGUs are less than the carrying values of the CGUs, and accordingly full impairment charge was recognized. The carrying amount of goodwill is disclosed in Note 21.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

4.	Revenue

	2025	2025	2024
	US$	S$	S$

Type of service
Rendering of services – Medical services	8,900,027	11,319,944	10,050,923
	8,900,027	11,319,944	10,050,923

Timing of transfer of service
At a point in time	8,900,027	11,319,944	10,050,923
	8,900,027	11,319,944	10,050,923

5.	Other income

	2025	2025	2024
	US$	S$	S$

Government grant	60,510	76,962	19,600
Interest income	63,959	81,350	-
Service income	27,518	35,000	-
Other income	1,225,864	1,559,177	385,688
Reversal of ECL	-	-	55,741
	1,377,851	1,752,489	461,029

Other income pertains to the reversal of long-outstanding payables which are no longer considered due. The reversal was made after confirming that no obligation remains, as no claims or demands have been received from the creditors.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

6.	Finance cost

	2025	2025	2024
	US$	S$	S$

Interest expense on:
- Bank borrowings	69,960	88,982	160,777
- Lease liabilities	90,389	114,966	15,461
	160,349	203,948	176,238

7.	(Loss)/Profit before tax

Profit before tax has been arrived at after charging:

	2025	2025	2024
	US$	S$	S$

Marketing and advertisement	480,960	611,733	698,336
Legal and professional fees	191,393	243,433	426,740
Insurance	269,199	342,394	48,112
Transportation	34,789	44,248	38,367
Bad debts written off	473,515	602,264	-
Provision for expected credit losses	217,863	277,101	50,168
Short term lease expenses	110,917	141,075	3,180
Depreciation of property and equipment	84,644	107,659	30,093
Amortisation of right-of-use assets	843,989	1,073,469	498,635
Recruitment	1,815	2,309	131,786
Membership and subscription	16,207	20,614	38,919
Telephone	32,869	41,806	32,746
Employee benefit expenses
- Director’s salaries and bonuses	261,813	333,000	121,200
- Director’s CPF	23,764	30,226	137
- Employees’ salaries and bonus	3,990,917	5,076,048	3,218,275
- Employees’ CPF	370,127	470,765	177,754
- Other staff expenses	383,594	487,894	121,576

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

8.	Income tax (benefit)/expense

The major components of income tax expense recognized in profit or loss for the periods ended June 30, 2025 and 2024 were:

	2025	2025	2024
	US$	S$	S$

Tax recognized in profit or loss
Current tax expense
Current year	-	-	383,453
Changes in estimates related to prior years	(328,165)	(417,393)	(2,252)
	(328,165)	(417,393)	381,201
Deferred tax expense
Recognition of tax effect of previously unrecognised tax losses	-	-	(49,440)
	-	-	(49,440)
Tax (benefit)/expense on continuing operation	(328,165)	(417,393)	331,761

Relationship between tax expense and accounting profit

A reconciliation between tax expense and the product of accounting (loss)/profit multiplied by the applicable corporate tax rate for the financial periods ended June 30, 2025 and 2024 were as follows:

	2025	2025	2024
	US$	S$	S$

(Loss)/Profit before tax	(8,690,598)	(11,053,571)	2,404,561

Income tax using the statutory tax rate of 17% (2024: 17%)	(1,477,402)	(1,879,107)	408,775
Effects of:
- Non-deductible expenses	1,467,625	1,866,671	16,416
- Income not subject to tax	-	-	83,039
- Income tax exemption	(13,700)	(17,425)	(75,350)
- Utilisation of capital allowance	(353)	(449)	(1,322)
- Utilisation of deferred tax assets not recognised in prior year	-	-	(56,037)
- Deferred tax asset not recognized during the financial year	23,830	30,310	7,932
- Recognition of tax effect of previously unrecognised tax losses	-	-	(49,440)
-Underprovision in respect of prior years	279	355	-
-Overprovision in respect of prior years	(328,444)	(417,748)	(2,252)
Income tax (benefit)/expense	(328,165)	(417,393)	331,761

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

9.	Right of use assets

	2025	2025	2024
	US$	S$	S$

Cost
At beginning of financial year	2,164,551	2,753,093	2,753,093
Additions	2,575,627	3,275,940	-
Acquisition	3,793,697	4,825,203	-
Written off	(3,118,402)	(3,966,296)	-
Fair value reserve	1,393,860	1,772,850
At end of financial year	6,809,333	8,660,790	2,753,093

Accumulated Depreciation
At beginning of financial year	2,146,106	2,729,633	2,230,998
Acquisition	2,902,285	3,691,417	-
Depreciation	843,989	1,073,469	498,635
Written off	(2,974,369)	(3,783,101)	-
At end of financial year	2,918,011	3,711,418	2,729,633

Carrying amount	3,891,322	4,949,372	23,460

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

10.	Property and equipment

	Machinery	Furniture & Fittings	Medical equipment	Renovation	Air conditioner	Computer & office equipment	Software	Total
	S$	S$	S$	S$	S$	S$	S$	S$
Cost
At July 1, 2023	47,226	100,852	86,724	405,349	43,727	350,248	-	1,034,126
Additions	-	-	-	-	-	7,920	-	7,920
At June 30, 2024	47,226	100,852	86,724	405,349	43,727	358,168	-	1,042,046
Acquisition	-	367,243	1,500,493	1,285,136	-	378,669	86,978	3,618,519
Additions	-	-	13,101	21,545	-	20,114	-	54,760
Written off	-	(313,691)	(709,330)	(315,832)	-	(253,806)	(9,000)	(1,601,659)
Fair value reserve	-	-	111,150	-	-	-	-	111,150
At June 30, 2025	47,226	154,404	1,002,138	1,396,198	43,727	503,145	77,978	3,224,816

Accumulated depreciation
At July 1, 2023	47,226	100,381	75,645	363,769	43,727	346,692	-	977,440
Depreciation	-	283	5,888	18,431	-	5,491	-	30,093
At June 30, 2024	47,226	100,664	81,533	382,200	43,727	352,183	-	1,007,533
Acquisition	-	277,888	1,244,797	1,192,766	-	317,744	83,144	3,116,339
Depreciation	-	7,020	50,042	24,528	-	25,347	722	107,659
Written off	-	(248,500)	(687,468)	(231,410)	-	(220,994)	(7,000)	(1,395,372)
At June 30, 2025	47,226	137,072	688,904	1,368,084	43,727	474,280	76,866	2,836,159

Net book values
At June 30, 2024	-	188	5,191	23,149	-	5,985	-	34,513
At June 30, 2025	-	17,332	313,234	28,114	-	28,865	1,112	388,657

US$
At June 30, 2025	-	13,627	246,272	22,104	-	22,694	874	305,572

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

11.	Inventories

	2025	2025	2024
	US$	S$	S$

Statement of financial position:
Medicine, drugs and medical devices	384,513	489,062	72,030

Statement of comprehensive income:
Inventories recognized as an expense in cost of sales	517,713	658,479	637,037

12.	Trade and other receivables

	2025	2025	2024
	US$	S$	S$

Trade receivables:
- third parties	2,154,300	2,740,055	2,133,573
Less: Allowance for expected credit loss	(462,593)	(588,373)	(460,413)
	1,691,707	2,151,682	1,673,160
Deposits	5,324,813	6,772,629	90,252
Prepayments	338,679	430,767	28,163
Other receivables:
- third parties	105,502	134,188	213,644
	7,460,701	9,489,266	2,005,219

Trade receivables are unsecured, non-interest bearing and are generally on 60 days terms (June 30, 2024: 60 days).

There is no other class of financial assets that is past due and/or impaired except for trade receivables.

Trade and other receivables are denominated in Singapore Dollar.

The deposits include payments made for custodian services amounting to S$4,701,220 (US$3,696,218), which are classified as non-financial assets and earmarked for use in upcoming mergers and acquisitions within the Singapore market.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

12.	Trade and other receivables (Continued)

The movement in allowance for expected credit losses of trade receivables computed based on lifetime ECL was as follows:

	2025	2025	2024
	US$	S$	S$

Beginning of financial year	361,988	460,413	465,986
Allowance for expected credit losses	217,863	277,101	50,168
Less: Reversal of allowance for expected credit losses	(117,258)	(149,141)	(55,741)
End of financial year	462,593	588,373	460,413

13.	Cash and cash equivalents

	2025	2025	2024
	US$	S$	S$

Cash on hand	311	395	1,500
Cash at banks	2,393,325	3,044,071	1,949,553
	2,393,636	3,044,466	1,951,053

14.	Amount due from/to related parties

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

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings

	2025	2025	2024
	US$	S$	S$

Current:
- Bank overdraft	48,251	61,371	-
- Lease liabilities	1,619,426	2,059,748	28,500
- Bank borrowings	-	-	2,677,856
	1,667,677	2,121,119	2,706,356

Non-current:
- Lease liabilities	2,324,654	2,956,727	-
- Bank borrowings	-	-	1,583,434
	2,324,654	2,956,727	1,583,434
	3,992,331	5,077,846	4,289,790

The breakdown of borrowings are as follows:

	2025	2025	2024
	US$	S$	S$

Term loan #1	-	-	206,695
Term loan #2	-	-	280,233
Term loan #3	-	-	178,565
Term loan #4	-	-	195,299
Term loan #6	-	-	531,708
Term loan #7	-	-	280,239
Term loan #9	-	-	322,818
Term loan #10	-	-	1,573,744
Term loan #11	-	-	691,989
Term loan #12	-	-	-
	-	-	4,261,290

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings (Continued)

The details of borrowings are as follows:

Term loan	Facility amount	Effective interest rate	Maturity date
		% p.a.

Term loan #1	S$600,000	2.50%	October 2025
Term loan #2	S$1,000,000	2.75%	October 2025
Term loan #3	S$600,000	2.75%	November 2025
Term loan #4	S$700,000	2.50%	November 2025
Term loan #6	S$1,400,000	2.25%	April 2026
Term loan #7	S$1,000,000	2.75%	October 2025
Term loan #9	S$850,000	2.25%	April 2026
Term loan #10	S$600,000	2.75%	November 2025
	S$1,000,000	3.00%	November 2025
	S$500,000	2.50%	March 2026
	S$529,890	1.53%	December 2035
	S$501,670	1.53%	December 2035
Term loan #11	S$400,000	2.25%	January 2026
	S$1,500,000	2.50%	December 2025
Term loan #12	S$4,000,000	4.30%	One-month term, upon maturity

Term loan #1 to #12 was fully settled during the financial year, and as at June 30, 2025, there are no outstanding bank borrowings.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings (Continued)

A reconciliation of liabilities arising from financing activities is as follows:

	Beginning of		Proceed from	Non-cash changes			Fair	End of
	financial year	Cash flows	bank borrowings	Addition	Accretion of interests	Other	value reserve	financial year
	US$	US$	US$	US$	US$	US$	US$	US$

June 30, 2025
Liabilities
Bank overdraft	-	-	48,251	-	-	-	-	48,251
Lease liabilities
- Current	22,407	(861,945)	-	3,557,047	90,389	(1,188,472)	-	1,619,426
- Non-current	-	-	-	-	-	39,380	2,285,274	2,324,654
Bank borrowings
- Current	2,105,398	(5,320,259)	3,144,901	-	69,960	-	-	-
- Non-current	1,244,936	(1,244,936)	-	-	-	-	-	-

	3,372,741	(7,427,140)	3,193,152	3,557,047	160,349	(1,149,092)	2,285,274	3,992,331

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings (Continued)

	Beginning of		Proceed from	Non-cash changes			Fair	End of
	financial year	Cash flows	bank borrowings	Addition	Accretion of interests	Other	value reserve	financial year
	S$	S$	S$	S$	S$	S$	S$	S$

June 30, 2025
Liabilities
Bank overdraft	-	-	61,371	-	-	-	-	61,371
Lease liabilities
- Current	28,500	(1,096,308)	-	4,524,209	114,966	(1,511,619)	-	2,059,748
- Non-current	-	-	-	-	-	50,087	2,906,640	2,956,727
Bank borrowings
- Current	2,677,856	(6,766,838)	4,000,000	-	88,982	-	-	-
- Non-current	1,583,434	(1,583,434)	-	-	-	-		-

	4,289,790	(9,446,580)	4,061,371	4,524,209	203,948	(1,461,532)	2,906,640	5,077,846

June 30, 2024
Liabilities
Lease liabilities
- Current	566,039	(553,000)	-	-	15,461	-	-	28,500
- Non-current	28,500	-	-	-	-	(28,500)	-	-
Bank borrowings
- Current	3,223,150	(2,517,707)	-	-	160,777	1,811,636	-	2,677,856
- Non-current	3,395,070	-	-	-	-	(1,811,636)	-	1,583,434

	7,212,759	(3,070,707)	-	-	176,238	(28,500)	-	4,289,790

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

16.	Trade and other payables

	2025	2025	2024
	US$	S$	S$

Trade payables
- third parties	1,617,002	2,056,665	829,324
Accruals	1,131,435	1,439,072	1,074,868
GST payables	219,858	279,638	391,330
Other payables
- third parties	2,200,967	2,799,410	280,427
	5,169,262	6,574,785	2,575,949

Trade payables are non-interest bearing and are normally settled on 30 to 90 days terms (June 30, 2024: 30 to 90 days).

Other payables are non-trade related, unsecured, non-interest bearing, repayable on demand and are to be settled in cash.

Trade and other payables are denominated in Singapore Dollar.

17.	Amount due to a former director

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

The carrying amount of lease liabilities (included under borrowings) and the movements during the year are disclosed in Note 15 and the maturity analysis of lease liabilities is disclosed in Note 25 under liquidity risk. The Company adopt 5% as weighted average borrowings rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 2 years.

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

Acquisition of Bethesda Medical Pte Ltd and its subsidiary, Oasis Medical Clinic Pte Ltd (“Bethesda Group Acquisition”)

On April 30, 2025, the Company completed its acquisition on all of the ordinary shares in the issued and paid-up share capital of Bethesda Medical Pte Ltd, a company incorporated in Singapore. Pursuant to the Sale and Purchase Agreement, the aggregate consideration is S$10,339,950 (US$8,000,000).

Following the completion of the acquisition, Bethesda Medical Pte Ltd became a wholly owned indirect subsidiary of Basel Medical Group Ltd. The acquisition was in line with Basel Medical Group’s expansion strategy in Singapore and the broader Southeast Asian healthcare market. By broadening its service offerings and integrating advanced medical solutions, Basel Medical Group is positioning itself as a key player in the region’s evolving healthcare ecosystem.

The fair value of identifiable assets and liabilities of Bethesda Group as at the acquisition date were:

2025
S$

Purchase Consideration	10,339,950

Assets and liabilities recognised as a result of the acquisition:
Plant and equipment	613,330
Right-of-use assets	2,906,640
Deferred tax assets	34,700
Inventories	388,850
Trade and other receivables	1,344,120
Cash and cash equivalents	217,110
Lease liabilities	(2,906,640)
Deferred tax liabilities	(118,510)
Trade and other payables	(2,294,950)
Amount due to director	(193,950)
Net identifiable assets acquired	(9,300)
Add: Goodwill	10,349,250
Purchase consideration	10,339,950

The acquired business contributed revenue of S$895,362 and net profit of S$206,629 to the Group for the period from 1 May 2025 to 30 June 2025.

The purchase consideration of US$8,000,000 was settled in cash in tranches, with US$1,500,000 deferred cash consideration waived off in October 2025.

Impairment testing for CGUs containing goodwill

For the purposes of impairment testing, the carrying amount of the goodwill has been allocated to the respective clinics based on the revenue generated by each CGUs in the past 12 months as follows:

Clinics	Goodwill allocated S$
Bethesda Medical Clinic (Suntec)	3,721,673
Bethesda Medical Clinic (Grantral Mall-Macpherson)	1,812,274
Bethesda Medical Clinic (Toa Payoh)	1,632,637
Bethesda Medical Clinic (Beach Road)	1,185,408
Bethesda Medical Clinic (Margaret Drive)	847,978
Bethesda Medical Clinic (Tampines)	1,149,280
Total	10,349,250

The recoverable amount of CGUs were based on its value in use, determined by discounting the pre-tax future cash flows to be generated from the continuing use of the CGUs.

Key assumptions used in the estimation of value in use were as follows:

Discount rate	5.4%
Terminal growth rate	2%
Revenue growth rate for next five years	5%

The discount rate was a pre-tax measure based on the rate of 10-year government bonds issued by the government in the relevant market and in the same currency as the cash flows, adjusted for a risk premium to reflect both the increased risk of investing in equities generally and the systematic risk of the specific CGU.

Five years of cash flows were included in the discounted cash flow model.

Revenue growth was projected based on expectations of future outcomes taking into account the growth rate of comparable business in the industry.

As the new subsidiary’s operation has yet to be turned around, an impairment loss on the goodwill from this investment has been fully recognised in year ended June 30, 2025. Following the impairment loss, the carrying amount of the goodwill is nil.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

22.	Share based payment reserve

In February 2025, the company entered into an employment contract with an employee in which the employee is entitled to S$25,000 worth of the company’s share per month, based on the actual share price for the month. The movement and number of shares are as follows:

Date	S$	US$	Share price	Number of shares
As at July 1, 2024				-
Entitlement
March 19, 2025	25,000	18,755	4.04	4,642
April 19, 2025	25,000	19,064	4.45	4,284
May 19, 2025	25,000	19,321	2.37	8,152
June 19, 2025	25,000	19,465	2.67	7,290
Total entitlement	100,000	76,605		24,368
As at June 30, 2025				24,368

During the financial year ended June 30, 2025, the Group recognised share-based expense of S$100,000 (US$78,624) and the employee is entitled to 24,368 shares and expected to be granted by June 30, 2026.

23.	Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities
	2025		2024	2025		2024
	US$	S$	S$	US$	S$	S$
Property, plant and equipment	995	1,265	1,265	14,852	18,890	-
Right-of-use assets	-	-	-	210,111	267,240	-
Inventories	-	-	-	15,072	19,170	-
Trade receivables	(38,634)	(49,140)	(78,270)	43,305	55,080	-
Other payable	-	-	-	4,639	5,900	-
Lease liabilities	-	-	-	(194,803)	(247,770)	-
Others	-	-	-	4,166	5,300	-
Net deferred tax (assets) liabilities	(37,640)	(47,875)	(77,005)	97,342	123,810	-

Movement in deferred tax balances:

	Balance as at July 1, 2023	Recognized in profit or loss	Balance as at June 30, 2024	Balance as at July 1, 2024	Recognized in profit or loss	Acquired in business combinations	Balance as at June 30, 2025
	S$	S$	S$	S$	S$	S$	S$
Property, plant and equipment	1,901	(636)	1,265	1,265	-	18,890	20,155
Right-of-use assets	-	-	-	-	-	267,240	267,240
Inventories	-	-	-	-	-	19,170	19,170
Trade receivables	(29,466)	(48,804)	(78,270)	(78,270)	29,130	55,080	5,940
Other payable	-	-	-	-	-	5,900	5,900
Lease liabilities	-	-	-	-	-	(247,770)	(247,770)
Others	-	-	-	-	-	5,300	5,300
Net deferred tax (assets) liabilities	(27,565)	(49,440)	(77,005)	(77,005)	29,130	123,810	75,935

24.	Fair value of assets and liabilities

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

25.	Financial risk management

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

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

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

The Group determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor
-	A breach of contract, such as a default or past due event
-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganisation
-	There is a disappearance of an active market for that financial asset because of financial difficulty

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

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

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$	US$	US$
June 30, 2025
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,154,300	(462,593)	1,691,707
Other receivables	12	I	12-month ECL	105,502	-	105,502
Deposits	12	I	12-month ECL	5,324,813	-	5,324,813
					(462,593)

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$	S$	S$
June 30, 2025
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,740,055	(588,373)	2,151,682
Other receivables	12	I	12-month ECL	134,188	-	134,188
Deposits	12	I	12-month ECL	6,772,629	-	6,772,629
					(588,373)

June 30, 2024
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,133,573	(460,413)	1,673,160
Other receivables	12	I	12-month ECL	213,644	-	213,644
Deposits	12	I	12-month ECL	90,252	-	90,252
Amount due from related parties	14	I	12-month ECL	10,557,240	-	10,557,240
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

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Trade and other receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	US$	US$	US$	US$	US$	US$

June 30, 2025
ECL rate	15%	54%	54%	59%	59%
Estimated total gross carrying amount at	632,695	770,490	192,280	303,801	255,034	2,154,300
ECL	(91,560)	(136,811)	(53,479)	(106,784)	(73,959)	(462,593)
Other receivables	-	12,391	24,763	14,267	54,081	105,502
						1,797,209

	Trade and other receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	S$	S$	S$	S$	S$	S$

June 30, 2025
ECL rate	15%	54%	54%	59%	59%
Estimated total gross carrying amount at	804,724	979,987	244,561	386,405	324,378	2,740,055
ECL	(116,455)	(174,010)	(68,020)	(135,819)	(94,069)	(588,373)
Other receivables	-	15,760	31,496	18,146	68,786	134,188
						2,285,870

June 30, 2024
ECL rate	1.95%	2.02%	2.61%	10.54%	89.08%
Estimated total gross carrying amount at	814,544	321,783	227,123	323,323	446,800	2,133,573
ECL	(15,880)	(6,494)	(5,939)	(34,093)	(398,007)	(460,413)
Other receivables	-	-	-	-	213,644	213,644
						1,886,804

Information regarding movement of loss of allowance of trade receivables is disclosed in Note 12.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

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

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

b)	Market risk (Continued)

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

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
June 30, 2025
Financial assets
Trade and other receivables	7,016,520	7,016,520	7,016,520	-
Cash and cash equivalents	2,393,636	2,393,636	2,393,636	-
Total undiscounted financial assets	9,410,156	9,410,156	9,410,156	-

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
June 30, 2025 (Continued)
Financial liabilities
Trade and other payables	4,949,404	4,949,404	4,949,404	-
Lease liabilities	3,944,080	4,123,479	1,738,177	2,385,303
Amount due to related parties	1,140,266	1,140,266	1,140,266	-
Borrowings	48,251	48,251	48,251	-
Total undiscounted financial liabilities	10,082,001	10,261,400	7,876,098	2,385,303

Total net undiscounted financial assets/ (liabilities)	(671,845)	(851,244)	1,534,058	(2,385,303)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2025
Financial assets
Trade and other receivables	8,924,312	8,924,312	8,924,312	-
Cash and cash equivalents	3,044,466	3,044,466	3,044,466	-
Total undiscounted financial assets	11,968,778	11,968,778	11,968,778	-

Financial liabilities
Trade and other payables	6,295,147	6,295,147	6,295,147	-
Lease liabilities	5,016,475	5,244,654	2,210,787	3,033,867
Amount due to related parties	1,450,305	1,450,305	1,450,305	-
Borrowings	61,371	61,371	61,371	-
Total undiscounted financial liabilities	12,823,298	13,051,477	10,017,610	3,033,867

Total net undiscounted financial assets/ (liabilities)	(854,520)	(1,082,699)	1,951,168	(3,033,867)

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2024
Financial assets
Trade and other receivables	1,763,412	1,763,412	1,763,412	-
Cash and cash equivalents	1,951,053	1,951,053	1,951,053	-
Amount due from related parties	10,557,240	10,557,240	10,557,240	-
Total undiscounted financial assets	14,271,705	14,271,705	14,271,705	-

Financial liabilities
Trade and other payables	2,184,619	2,184,619	2,184,619	-
Lease liabilities	28,500	29,000	29,000	-
Amount due to related parties	1,311,390	1,311,390	1,311,390	-
Amount due to a former director	111,459	111,459	111,459	-
Borrowings	4,261,290	4,261,290	2,677,856	1,583,434
Total undiscounted financial liabilities	7,897,258	7,897,758	6,314,324	1,583,434

Total net undiscounted financial assets/(liabilities)	6,374,447	6,373,947	7,957,381	(1,583,434)

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

26.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets, at FVPL, financial assets measured at amortized cost and financial liabilities at amortized cost were as follows:

	June 30, 2025	June 30, 2025	June 30, 2024
	US$	S$	S$

Financial assets measured at amortized cost
Trade and other receivables	7,016,520	8,924,312	1,763,412
Cash and cash equivalents	2,393,636	3,044,466	1,951,053
Amount due from related parties	-	-	10,557,240
Total financial assets measured at amortized cost	9,410,156	11,968,778	14,271,705

Financial liabilities measured at amortized cost
Trade and other payables	4,949,404	6,295,147	2,184,619
Amount due to related parties	1,140,266	1,450,305	1,311,390
Amount due to a former director	-	-	111,459
Borrowings	48,251	61,371	4,261,290
Total financial liabilities measured at amortized cost	6,137,921	7,806,823	7,868,758

27.	Capital management

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

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

28.	Events occurring after the reporting period

There were no significant events that occurred after the financial year ended June 30, 2025, which require adjustment to the financial statements.

However, the following non-adjusting events occurred subsequent to the reporting period:

a)	In July 2025, the Company has appointed NLA DFK Assurance PAC as its new auditor, in place of Onestop Assurance PAC.

b)	In July 2025, the Company has put on hold the plan for the acquisition of Bitcoin in exchange for the issue of ordinary shares in the Company.

c)	In July 2025, Basel Medical Group Pte Ltd has made 60% investments in SSOC Novena Pte. Ltd., SSOC Orchard Pte. Ltd. and SSOC Farrer Park Pte. Ltd. In September 2025, 7% of these investments in each of the 3 companies has been sold to external party, such that the company holds 53% of the share capital in each of the 3 companies.

d)	In July 2025, the Company’s subsidiary, Pharma Avenue Pte Ltd, increased its share capital to 100,000 shares.

e)	In August 2025, Mr Tan Boon Chye (Darren) was appointed as the Chief Commercial Officer of the Company. In the same month, Mr Vincent Teo resigned as Chief Partnership Officer from the Company.

f)	In September 2025, Eyetrust Medical Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 65% of the ordinary shares.

g)	In September 2025, the Company’s subsidiary, Bethesda Medical Pte Ltd, has fully disposed its investment in associate company, Cereza Bethesda Medical Pte Ltd.

h)	In October 2025, Chartered Imaging Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 100% of the ordinary shares.

i)	In October 2025, Basel Medical Group Pte Ltd has obtained a S$3,000,000 term loan facility for a 3 year tenor.

j)	The major shareholder, Rainforest Capital VCC has agreed to provide financial support for at least 12 months from the date of the auditor’s report.

k)	In December 2025, Lucky Pet Service Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 10% of the ordinary shares.

l)	In January 2026, Atlas Medical Concierge Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 51% of the ordinary shares.

m)	In addition to the sale and purchase agreement entered with Silkroute Biomed Healthcare Pte. Ltd. for the acquisition of all of the ordinary shares in the issued and paid-up share capital of Bethesda Medical Pte. Ltd in April 2025, a waiver letter with Silkroute Biomed Healthcare Pte. Ltd. was signed in October 2025. The remaining deferred consideration of USD1,500,000 shall be waived. Following such agreement, the total consideration of US$6.5 million for the acquisition of Bethesda Medical has been fully satisfied.

n)	On January 22, 2026, Nasdaq has determined that the Company’s common stock does not comply with the minimum $1 bid price requirement based upon the closing bid price for the last 30 consecutive business days. The Company has been given a compliance period of 180 calendar days to regain compliance.

