Form 20-F
period 2026-06-30
Basel Medical Group Ltd
filed 2026-10-30
CIK 2004489

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business covered by the annual report: 1,582,111 ordinary shares as of June 30, 2026, after giving effect to the 1-for-12 reverse share split effected June 22, 2026.

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

“FY” refers to financial year, and “FY2024”, “FY2025” and “FY2026” refer to the financial years ended June 30, 2024, 2025 and 2026 respectively;

“Group” refer to Basel Medical and its subsidiaries;

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

“PA” or “SSPC” refers to Singapore Sports and Physiotherapy Centre Pte. Ltd., a company incorporated in Singapore, which changed its corporate name to Pharma Avenue Pte. Ltd. in June 2025;

“SSOC Novena” refers to SSOC Novena Pte. Ltd., a company incorporated in Singapore;

“SSOC Farrer Park” refers to SSOC Farrer Park Pte. Ltd., a company incorporated in Singapore;

“SSOC Orchard” refers to SSOC Orchard Pte. Ltd., a company incorporated in Singapore;

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

“SMC” refers to Singapore Medical Council;

General conventions

“amended and restated memorandum and articles of association” refers to our memorandum and articles of association currently in effect;

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

The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under “Item 3. Key Information-D. Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this annual report or elsewhere might not occur.

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

Risks Related to Our Business

●	We are dependent on our key medical practitioners.

●	We occasionally depend on external medical practitioners and vendors, and at times, we may enlist locum doctors to support our operations.

●	We experience competition from other similar healthcare service providers in private and government-owned hospitals, medical centers and clinics.

●	Our business relies to some extent on the recognition of our brand names and trademarks, as well as the reputation of our specialist doctors.

●	We are dependent on the continuing operations of the private hospital and medical center where we conduct our business.

●	We depend on a number of key relationships with corporations for patient volume.

●	Increase in operating costs, namely lease rental rates and risk of relocation, may cause disruption to our business operations.

●	We are exposed to the credit risks of customers.

●	Our control over suppliers and the quality of the products they provide is limited. If these products are not manufactured in accordance with the relevant quality standards, it could have a significant adverse impact on our business and reputation.

●	We may be affected by technological disruptions in the healthcare sector.

●	Technological advancements, failures, and other challenges associated with our medical equipment and information technology systems have the potential to negatively impact our business.

●	We face potential risks associated with cybersecurity and the handling of personal information and medical data.

●	The failure to safeguard our intellectual property rights or any infringement of third-party rights could have detrimental effects on our business.

●	Any failure to comply with the restrictions in our bank loans could result in an event of default that could materially adversely affect our business, financial condition, and results of operations.

●	A significant product liability lawsuit may affect our financial performance and reputation.

Risks Related to the Medical Healthcare Industry

●	Private healthcare services may decline due to a number of factors affecting the Company’s revenue.

●	We may be affected by the spread or outbreak of any contagious or virulent diseases.

●	Our business is subject to risks related to medical and legal claims, regulatory actions, and professional liability arising from our clinical and specialist services.

●	We may not have adequate insurance coverage in place despite having mandatory professional malpractice insurance.

●	We must comply with regulations and licensing conditions governing the healthcare sector, and compliance may involve significant costs. There is a risk that we may not retain, renew, or obtain the necessary licenses and permits for our business operations.

●	The regulation of healthcare fees and the potential rise in the number of medical practitioners could have adverse effects on our business.

●	Challenges faced by the healthcare industry may also have an effect on the Company.

●	We are subject to political, economic and social developments as well as the laws, regulations and licensing requirements in Singapore.

Risks Related to Ownership of Our Shares

●	The exercise of the common warrants issued in the October 2026 Offering, including through the zero cash exercise price option, will dilute our existing shareholders and could cause the market price of our Ordinary Shares to decline.

●	Our outstanding common warrants are speculative in nature, have no public market, and confer no rights as shareholders until exercised.

●	Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns as a result of this offering.

●	We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

●	The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

●	Any resale of our ordinary shares in the public market may cause the market price of our ordinary shares to decline.

●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of ordinary shares in the public market could materially and adversely affect the prevailing market price of the ordinary shares and our ability to raise capital in the future.

●	Future financing may cause a dilution in your shareholding or place restrictions on our operations.

●	Our major shareholder controls a substantial proportion of voting power over our Group and this may limit your ability to influence the outcome of decisions requiring the approval of shareholders.

●	There may not be an active, liquid trading market for our ordinary shares.

●	We are subject to financial reporting rules and timeliness requirements of financial reports.
●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We are a BVI company and, because judicial precedent regarding the rights of members is more limited under BVI law than that under U.S. law, you may have less protection for your member rights than you would under U.S. law.

●	Because we do not expect to pay dividends in the near future, you must rely on price appreciation of the ordinary shares for return on your investment.

●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in the British Virgin Islands or Singapore based on U.S. or other foreign laws against us, our management or the experts named in this report.

●	The price of our ordinary shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be due to factors unrelated to our actual or forecasted operating performance and financial condition or prospects, making it difficult for prospective investors to assess the underlying value of our ordinary shares.

●	We and certain of our current and directors or officers may be subject to securities litigation, which is expensive and could divert management attention.

●	If securities or industry analysts do not publish research reports about us or our business, or if such analysts issue adverse recommendations regarding our ordinary shares, the market price for our ordinary shares or trading volume could decline.

●	If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our ordinary shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

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

For the financial years ended June 30, 2025, and 2026, and for the period from July 1, 2026 up to the latest practicable date prior to this report, we have not encountered any breaches, human errors, or similar events that have created an adverse cybersecurity event. In order to mitigate the risks of such events, we utilize physical servers and cybersecurity software, and we may implement more robust cybersecurity measures in the future, such as intrusion detection systems to detect and respond to potential security breaches in real-time and to encrypt sensitive patient information in our system.

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

Risks Related to Ownership of our Shares

The exercise of the common warrants issued in the October 2026 Offering, including through the zero cash exercise price option, will dilute our existing shareholders and could cause the market price of our Ordinary Shares to decline.

In the October 2026 Offering, we issued 6,000,000 Ordinary Shares and common warrants to purchase up to 6,000,000 Ordinary Shares, which are exercisable immediately at an exercise price equal to 110% of the public offering price per unit and expire five years from issuance. Holders of the common warrants may exercise them by means of a zero cash exercise price option, under which they would receive the same number of Ordinary Shares issuable upon a cash exercise without paying any additional consideration. As a result, we do not expect to receive any additional funds upon exercise of the common warrants, and the issuance of up to 6,000,000 additional Ordinary Shares upon such exercise would substantially dilute our existing shareholders. Immediately after the October 2026 Offering, we had 7,582,111 Ordinary Shares issued and outstanding. The sale of these Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares.

Our outstanding common warrants are speculative in nature, have no public market, and confer no rights as shareholders until exercised.

The common warrants issued in the October 2026 Offering do not confer on their holders any rights of Ordinary Share ownership, such as voting rights or the right to receive dividends, until they are exercised. The common warrants expire five years from issuance, and the market price of our Ordinary Shares may never exceed their exercise price, in which case unexercised common warrants will expire worthless. The warrants are not listed on any securities exchange or trading market, and we do not expect a market for them to develop, so holders may be unable to resell them at or above the price paid, or at all.

Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns as a result of this offering.

Because of the highly dilutive nature of our October 2026 Offering, Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns or because our Ordinary Shares trade below Nasdaq’s minimum bid price as a result of this offering, even if we are otherwise able to regain compliance for continued listing on Nasdaq. A number of Nasdaq-listed companies have filed public disclosures regarding the receipt of notification letters indicating that Nasdaq made the determination to halt and/or delist such companies as a result of public interest concerns arising from the issuance of warrants with similar terms to, and similar potential dilutive impact as, the Common Warrants in this offering. Additionally, warrants with similar terms issued by other Nasdaq-listed companies have caused such Nasdaq-listed companies’ stock prices to drop below Nasdaq’s minimum bid price of US$1.00 or made it more difficult for these companies to cause their stock prices to regain compliance with Nasdaq’s minimum bid price.

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

We are a publicly traded company in the United States. As a publicly traded company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly Singapore-based companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

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

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers and major shareholders will not be subject to the insider short swing profit disclosure and recovery regime. Beginning March 18, 2026, our directors and executive officers are subject to the reporting requirements of Section 16(a) of the Exchange Act and are required to file reports of their beneficial ownership of, and transactions in, our equity securities on Forms 3, 4 and 5.

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

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	sales and purchases of our shares by our shareholders and investors, as a result of investor expectations and sentiment and news about our Group publicized by third parties which are beyond our control;

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

On October 7, 2026, we issued and sold 6,000,000 units at a public offering price of US$1.33 per unit, each unit consisting of one Ordinary Share (or one pre-funded warrant to purchase one Ordinary Share) and one common warrant to purchase one Ordinary Share. Each common warrant is exercisable immediately upon issuance at an exercise price equal to 110% of the public offering price per unit, expires five years from the date of issuance and may be exercised by means of a zero cash exercise price option. The trading prices of the Ordinary Shares are likely to be volatile and subject to wide fluctuations, especially given the volume of new Ordinary Shares and warrants exercisable to purchase new Ordinary Shares. The purchasers of such securities will not be subject to any resale restrictions and may sell their securities held on the trading market. In addition, the trading volume of our Ordinary Shares may fluctuate and cause significant price variations to occur. If the market price of our Ordinary Shares declines, you may be unable to resell your Ordinary Shares at a competitive price. In addition, the trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control, regardless of our actual operating performance.

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

Our major shareholder controls a substantial proportion of voting power over our Group and this may limit your ability to influence the outcome of decisions requiring the approval of shareholders.

Our major shareholder, namely Rainforest Capital VCC, owns a majority of our shares and will be able to significantly influence all matters requiring approval by our shareholders, including the appointment of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our Company or otherwise discourage a potential acquirer from attempting to obtain control of us through corporate actions such as merger or take-over attempts, which could conflict with the interests of other shareholders.

There may not be an active, liquid trading market for our ordinary shares.

An active trading market for our ordinary shares may not develop or be sustained. You may not be able to sell your ordinary shares at the market price, if at all, if trading in our ordinary shares is not active.

We are subject to financial reporting rules and timeliness requirements of financial reports.

As a publicly traded company in the U.S. with our shares listed on Nasdaq, we are a reporting company subject to SEC rules, and we are required to comply with Nasdaq listing rules on the filing of our financial reports. Pursuant to SEC regulations, we are required to file our annual report on Form 20-F containing our audited financial statements within four months of our fiscal year end, which must be presented in accordance with either IFRS or U.S. GAAP. Pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, we may apply for an extension of fifteen days for the filing of such annual report. In addition, Nasdaq listing rules require that each foreign private issuer shall submit on a Form 6-K an interim balance sheet and income statement as of the end of its second quarter. This information must be provided no later than six months following the end of the company’s second quarter.

In December 2025, we received notification from Nasdaq that the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 was incomplete and that the Company was delinquent in its filing obligations. This was because such report failed to include an opinion from the Company’s auditor, NLA DFK Assurance PAC, on the Company’s financial statements. The primary reason for such delinquency was because our auditor was unable to obtain sufficient evidence that they required relating to our acquisition of Bethesda Medical in order to provide a basis for an audit opinion. In March 2026, we filed an amended annual report on Form 20-F/A, which included a new unqualified audit opinion and amended and restated our audited consolidated financial statements for the fiscal years ended June 30, 2025 and 2024 and the related notes thereto. However, there can be no assurance that we will not in the future be unable to timely file the required financial statements within the applicable due dates, or that we will remain in compliance with SEC reporting rules and Nasdaq listing requirements. Any future delinquencies resulting from such non-compliance or any future acquisition activities may result in our shares being suspended or delisted from Nasdaq, which would have a material adverse effect on the liquidity of our shares, investors’ ability to sell such shares, and our ability to raise funds or maintain sufficient working capital in the future.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, the BVI Act and the common law of the BVI. The right of members to take action against the directors, actions by minority members and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as that from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our members and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the BVI has a less exhaustive body of securities laws than the U.S. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public members may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling members than they would as members of a U.S. public company.

Because we do not expect to pay dividends in the near future, you must rely on price appreciation of the ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the near future. Therefore, you should not rely on an investment in the ordinary shares as a source for any future dividend income.

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

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trading, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

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

On July 23, 2026, a securities class action complaint was filed in the Supreme Court of the State of New York, County of New York, naming as defendants more than 30 publicly traded companies in the U.S., including the Company, more than 10 broker-dealer firms in the U.S. and certain other named individuals. The summons and complaint were served on the Company’s process agent on August 5, 2026. The action is at an early stage, and we are currently reviewing its merits. We are unable to predict the outcome of the action or estimate any likely loss at this time. Regardless of its merits, the action may result in substantial costs, divert management’s attention and resources, and harm our reputation, and an adverse outcome could have a material adverse effect on our business, financial condition and results of operations.

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

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable, including, among other things, the following:

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

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s memorandum and articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than 10% by number of issued shares which as at that date carry the right to vote, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and at least seven clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of one-third of the shares being individuals present in person or by proxy. For these purposes, “clear days” means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect.

Handling of Mail.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organisation which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Basel Medical Group Ltd is a business company incorporated in the BVI on August 10, 2023 under the BVI Business Companies Act (As Revised), with operations conducted by our subsidiaries based in Singapore. Our first orthopedic-focused clinic was set up in Singapore in 2001, and our first subsidiary, SSO Clinic, was incorporated in 2004. From 2004 to the 2020s, we expanded our orthopedic specialty operations as the group, Singmed Specialists, operating two clinics in Singapore - namely, Spine & Orthopaedics Centre (Singapore) and Singapore Sports & Orthopaedics Clinic.

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

B. Business Overview

OVERVIEW

Basel Medical Group Ltd, or “Basel Medical”, is a BVI business company incorporated in the BVI. Basel Medical serves as the holding company of our Group and we conduct our operations through our operating subsidiaries based in Singapore. Our operations are based in Singapore, with our specialist clinics being at 6 Napier Road, Gleneagles Medical Centre, a convenient and central location in Singapore accessible by public transportation. Our general practices in the group are at locations across Singapore, including Suntec City, Grantral Mall, Toa Payoh Hub, Margaret Drive, Tampines and Gateway East. We currently have 13 medical practitioners in our Group, comprising four specialists and 9 general practitioners. The services provided by our clinics include, but are not limited to, consultation, medical diagnosis and medical or surgical treatments for orthopedic, trauma, sports medicine, general practice, health screening, mental health, women’s health and neurosurgical conditions and our clinics are equipped with the facilities needed to perform a variety of procedures on site and minor surgical services. Major surgeries will be carried out at Gleneagles Hospital, Mount Elizabeth Hospital, Mount Elizabeth Novena Hospital, Parkway East Hospital, Mount Alvernia Hospital, Farrer Park Hospital and other day surgery centers in Singapore where our medical practitioners are accredited to practice. Our clinics have been selected by several insurance providers as preferred medical care providers and our medical doctors are MediSave accredited, and therefore patients can submit their MediSave or Integrated Shield Plan claims through our clinics. MediSave is a national medical savings scheme in Singapore that helps individuals set aside part of their income to pay for their personal or approved dependents’ hospitalization, day surgery and certain outpatient expenses, as well as their healthcare needs in old age. MediShield Life (“MSHL”) is a basic national health insurance scheme in Singapore that provides lifelong coverage for Singapore citizens and permanent residents. Certain aspects of MediShield Life are paid for using MediSave funds. Integrated Shield Plans are optional health coverage in Singapore provided by private insurers that complements MSHL with higher coverage benefits.

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

OUR CORPORATE STRUCTURE

The following diagram illustrates our corporate structure as of the latest practicable date:

A brief description of the subsidiary entities in our group as of the latest practicable date is set out below.

No.	Group entity	Jurisdiction of incorporation	Business Profile
1.	Basel Medical Group Pte. Ltd. (previously known as Singmed Specialists Pte. Ltd.)	Singapore	Intermediate holding company
2.	Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Singapore	Clinics and other general medical services
3.	Singapore Knee, Sports and Orthopaedic Services Pte. Ltd.	Singapore	Clinics and other general medical services
4.	Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Singapore	Clinics and other general medical services
5.	Singapore Sports & Orthopaedic Services Pte. Ltd.	Singapore	Specialised medical services (Including day surgical centres)
6.	SSOC Pte. Ltd.	Singapore	Clinics and other general medical services
7.	SSOS Pte. Ltd.	Singapore	Clinics and other general medical services
8.	Pharma Avenue Pte. Ltd. (previously known as Singapore Sports and Physiotherapy Centre Pte. Ltd.)	Singapore	Other health services
9.	Bethesda Medical Pte. Ltd.	Singapore	Clinics and other general medical services
10.	Oasis Medical Clinic Pte. Ltd.	Singapore	Clinics and other general medical services
11.	SSOC Farrer Park Pte. Ltd.	Singapore	Clinics and other general medical services
12.	SSOC Novena Pte. Ltd.	Singapore	Clinics and other general medical services
13.	SSOC Orchard Pte. Ltd.	Singapore	Clinics and other general medical services
14.	Eyetrust Medical Pte. Ltd.	Singapore	Specialised medical services (Including day surgical centres)

OUR BUSINESS MODEL

Patient types, fees and payment

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

Patient demographics

For the year ended June 30, 2026, approximately 9% of our patients were aged 25 years old and below, approximately 35% aged 26 to 40 years old, approximately 41% were aged 41 to 60 years old and approximately 15% were 61 years old and above. For the same year, approximately 51% were male and 49% were female.

For the year ended June 30, 2026, based on our historical estimation, approximately 0.2% of our patients are employees of corporate clients who receive treatment of work related injuries, such as manual laborers from the construction, marine, and oil and gas industries, approximately 0.05% are individual customers who are treated for spinal surgery and other neurological conditions, while approximately 0.2% are individual customers treated for other sub-specialties, including trauma, sports medicine, joint replacement, knee replacement, physiotherapy, arthroscopy, knee/hip replacements, sports medicine/surgery, foot/ankle surgery and others.

Our Medical Facilities

Our Group operates medical clinics that are located at the following locations in Singapore:

Medical Clinic	Location

Singapore Sports & Orthopaedic Clinic	6 Napier Road, #02-10/11 Gleneagles Medical Centre

Bethesda Medical Clinic (Suntec)	3 Temasek Boulevard #03-330 Suntec City Mall

Bethesda Medical Clinic (Grantral Mall-Macpherson)	601 Macpherson Road #01-04

Bethesda Medical Clinic (Toa Payoh)	500 Lorong 6 Toa Payoh #04-33

Bethesda Medical Clinic (Margaret Drive)	38 Margaret Drive #02-03

Bethesda Medical Clinic (Tampines)	406 Tampines Street 41 #01-31

Bethesda Medical Clinic (Beach Road)	152 Beach Road, #03-08 Gateway East

SSOC Novena Clinic	38 Irrawaddy Road #08- 63 Mount Elizabeth Novena Specialist Centre

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

Neurology and Neurosurgical Treatments

Our neurosurgeon possesses substantial experience in the field of neuroscience and is able to provide comprehensive services for the treatment of brain and spine conditions across all age groups. Our Group is able to address a wide range of issues, from headaches and brain tumors to aneurysms and strokes. Additionally, our team of medical practitioners collaborate to offer comprehensive care for patients facing various orthopedic and neurological diseases and disorders. This encompasses conditions such as epilepsy, brain and spine tumors, concussions, craniofacial deformities, scoliosis, movement disorders, and more. The seamless coordination between our orthopedic doctors and neurosurgeon facilitates smooth transitions in patient care.

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

Our Specialist Doctors:

Our roster of medical specialists includes Dr. Kevin Yip, MBBS (U of London, United Kingdom), FRCS (Orth Surg) (RCS, Edinburgh, United Kingdom), FHKCOS (Hong Kong College of Orthopaedic Surgeons, Hong Kong, China), FAMS (Orth Surg) (Academy of Medicine, Singapore), who is the founder of our Group, Dr. Matthew Tung, MBBS (NUS, Singapore), FRCS (Neurosurgery) (RCPS, Glasgow, United Kingdom), a neurosurgeon who specializes in treating disorders of the brain and spine with special interest in back pain and neck pain, nerve pain and headache, Dr. Palanisamy Arul Murugan, MBBS in Orthopaedic Surgery (IN), MRCS (Member of the Royal College of Surgeons of Edinburgh) Edin, Mmed (Master of Medicine, Ortho), FRCS (Ortho), a practicing doctor with our Singapore Sports and Orthopaedic Clinic who joined our Group in December 2020, and Dr. Kelvin Tan, MBBS (Singapore), MRCS (Edinburg), M.Med (Orthopedics), FRCS (Edinburg) (Orthopedics), a consultant orthopedic surgeon at Singapore Sports and Orthopaedic Clinic who joined our Group in August 2024. Dr. Jeffrey Tan Gek Meng, MBBS (S’pore), M.Med (Ortho Surgery, S’pore), MRCS (Edin.), FRCS (Edin.), a consultant orthopedic surgeon who joined the group in August 2026.

Competition

The medical treatment market in Singapore is highly fragmented, with low barriers to entry and low consolidation. We generally face competition from both medical practitioners and non-medical practitioners. Such medical practitioners include doctors and surgeons in specialties such as orthopedics, neurosurgeons, neurologists, and rheumatologists who offer similar medical procedures to treat pain or alternative medical treatments. There are certain other corporate groups in Singapore offering general medical and orthopedic treatments, including listed companies, as well as small and medium enterprises, some of which have been offering similar private orthopedic and physiotherapy services for twenty or more years in the Singapore market. The non-medical practitioners who provide comparable pain management treatments include traditional Chinese medicine physicians, physiotherapists, and chiropractors, who provide alternative services to our pain care services designed to alleviate pain conditions suffered by patients. As for our general services under Bethesda Medical Clinics, we face competition from general practices with rich experienced clinicians. Singapore is a densely populated country and most neighborhoods have some form of general practice clinics. These clinics may range from solo practitioners to group practices and the clinicians’ experience can be highly variable. Ultimately, our business moat lies in the level of integration of services within its micro ecosystem i.e. musculoskeletal related diseases, integration into payors’ ecosystem such as insurers or national programs, quality and continuity of care of the practice itself.

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

	Years ended June 30
	2026			2025
	US$’000	S$’000%		S$’000%
Specialist clinics
Corporate patients
Inpatients	1,152	1,479	9	1,448	13
Outpatients	1,844	2,367	14	2,388	21
Total Corporate patients	2,996	3,846	23	3,836	34

Individual patients
Inpatients	2,424	3,112	19	2,093	18
Outpatients	3,608	4,631	28	4,554	40
Total individual patients	6,032	7,743	47	6,647	58

General practice clinics
Corporate patients	2,318	2,975	19	635	6
Individual patients	1,463	1,878	11	202	2
Total Group revenue	12,809	16,442	100	11,320	100

During the year ended June 30, 2026, we had approximately 15,690 patients referred by our corporate clients and 18,633 individual patients and the revenues generated from our ten largest customers represented approximately 5.0% of our revenues for the same period, while such ten largest customers include four corporate clients who refer their employees to us for treatment. During the year ended June 30, 2025, we had approximately 964 patients referred by our corporate clients and 13,161 individual patients and the revenues generated from our ten largest customers represented approximately 4.0% of our revenues for the same period, while such ten largest customers include seven corporate clients who refer their employees to us for treatment.

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

Our Suppliers

Our patients typically obtain their required drugs and medication from our clinics. The drugs and medications that we prescribed include painkillers, antibiotics, and nerve repair medication. Generally such drugs are widely available, and we do not anticipate any substantive difficulties in procuring such drugs and medications. We have also not experienced significant fluctuations in the prices of such drugs and medications. We obtain such supplies primarily from wholesalers based in Singapore, with which we do not usually have long term contracts as we anticipate being able to have access to alternative suppliers at comparable prices. Other suppliers include laboratory tests service providers, and radiology service providers. For the year ended June 30, 2026, we had approximately 380 suppliers and expenses incurred in relation to our five largest suppliers represented approximately 12% of our total expenses for the same period. For the year ended June 30, 2025, we had approximately 301 suppliers and expenses incurred in relation to our five largest suppliers represented approximately 12% of our total expenses for the same period.

Seasonality

Due to the nature of our medical services, we have not observed any significant seasonal trends affecting our business operations and financial performance and results. We believe that there is no apparent seasonality affecting the business of providing orthopedics and other related services.

Intellectual Property

Our primary intellectual property rights comprise website domain names (including “www.orthopaedicclinic.com.sg”, “www.baselorthopaedics.com”, “www.baselneurosurgery.com” and “www.baselmedical.com”,) and our registered trademark. Given the scale of our operations, which currently only covers Singapore, we currently have registered only one trademark. We may create and register other trademarks in the future as our business grows. We intend to protect our intellectual properties vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights.

OTHER BUSINESS DEVELOPMENTS

In May 2025, we published an announcement relating to the entry by Basel Medical Group Pte Ltd, a subsidiary of the Company, into a master supply agreement with Pancare Technology International (HK) Limited (“Pancare”). The arrangement was subsequently superseded by a tripartite agreement under which Basel Medical Group Pte Ltd acts as the procurement and financing party, arranging sourcing and delivery of medical and personal protective equipment products, while Pancare manages order execution for the purchasing party.

In May 2025, we announced a potential Bitcoin acquisition plan to strengthen our treasury reserves. In July 2025, we announced that we have put on hold such BTC acquisition plan. This decision reflects the ongoing regulatory review of digital assets by US authorities and the current lack of clarity on how forthcoming policies may impact the transaction. Such plans are put on hold indefinitely and we have no current intention to restart any such acquisition.

In June 2026, the Company effected a 1-for-12 reverse share split of its ordinary shares to satisfy Nasdaq’s minimum bid price requirement. Following the implementation, the Company successfully regained compliance with Nasdaq Listing Rule 5550(a)(2) in July 2026. Furthermore, in October 2026, the Company completed a registered direct offering raising gross proceeds of approximately US$7.98 million (net proceeds of approximately US$7.28 million) to fund ongoing working capital needs and corporate expansion.

EMPLOYEES

We had 81 full-time employees as of June 30, 2025, and 74 full-time employees as of June 30, 2026. The following table sets forth the number of our full-time employees categorized by function as of June 30, 2026:

Function	Number of employees
Management	4
Medical practitioner	15
Clinical staff	38
Accounting, human resource and others	9
Marketing	8
Total	74

LEGAL PROCEEDINGS

On July 23, 2026, subsequent to the financial period ended June 30, 2026, a securities class action lawsuit was filed in the Supreme Court of the State of New York, County of New York, United States of America, naming Basel Medical Group Ltd. (the “Company”), together with several other companies and parties, as defendants. The lawsuit alleges violations of certain provisions of the United States Securities Act of 1933 in connection with alleged misstatements and omissions in registration statements and prospectuses relating to initial public offerings. The plaintiffs are seeking compensatory damages and other relief, the amounts of which have not been quantified.

Management, having considered the advice of the Company’s US legal counsel, believes that the allegations are without merit and that the likelihood of an outflow of economic resources arising from the proceedings is remote. Accordingly, no provision has been recognised in the financial statements in respect of this matter.

The Company will continue to monitor the proceedings and reassess any potential financial implications as further developments arise.

C. Organizational Structure

Basel Medical is a BVI business company incorporated on August 10, 2023 with operations conducted by our subsidiaries based in Singapore. From 2004 to the 2020s, we expanded our operations and incorporated further operating entities in Singapore. The following entities were incorporated on the following dates primarily to serve different segments of our clientele:

No.	Group entity	Jurisdiction of incorporation	Business Profile
1.	Basel Medical Group Pte. Ltd. (previously known as Singmed Specialists Pte. Ltd.)	Singapore	Intermediate holding company
2.	Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Singapore	Clinics and other general medical services
3.	Singapore Knee, Sports and Orthopaedic Services Pte. Ltd.	Singapore	Clinics and other general medical services
4.	Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Singapore	Clinics and other general medical services
5.	Singapore Sports & Orthopaedic Services Pte. Ltd.	Singapore	Specialised medical services (Including day surgical centres)
6.	SSOC Pte. Ltd.	Singapore	Clinics and other general medical services
7.	SSOS Pte. Ltd.	Singapore	Clinics and other general medical services
8.	Pharma Avenue Pte. Ltd. (previously known as Singapore Sports and Physiotherapy Centre Pte. Ltd.)	Singapore	Other health services
9.	Bethesda Medical Pte. Ltd.	Singapore	Clinics and other general medical services
10.	Oasis Medical Clinic Pte. Ltd.	Singapore	Clinics and other general medical services
11.	SSOC Farrer Park Pte. Ltd.	Singapore	Clinics and other general medical services
12.	SSOC Novena Pte. Ltd.	Singapore	Clinics and other general medical services
13.	SSOC Orchard Pte. Ltd.	Singapore	Clinics and other general medical services
14.	Eyetrust Medical Pte. Ltd.	Singapore	Specialised medical services (Including day surgical centres)

D. Property, Plants and Equipment

We are headquartered in Singapore. Our corporate headquarters in Singapore is located at 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499.

We also lease our clinics at 6 Napier Road, Units #02-10/11 and #03-07, Gleneagles Medical Centre, Singapore, 406 Tampines Street 41 #01-31, 152 Beach Road #03-08 & #03-08A Gateway East, 38 Margaret Drive #02-03, 500 Lorong 6 Toa Payoh #04-33, 3 Temasek Boulevard #03-330 Suntec City Mall and 601 Macpherson Road #01-04. We believe our properties are sufficient for our current needs and that suitable additional facilities will be available on commercially reasonable terms to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the year ended June 30, 2025 and 2026 should be read in conjunction with our audited consolidated financial statements and related notes for the fiscal years ended June 30, 2025 and 2026. This discussion and analysis and other parts of this document contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document. Under no circumstances should the inclusion of such forward-looking statements herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by our Company or any other person. These forward-looking statements that speak only as of the date hereof.

REVIEW OF RESULTS OF OPERATIONS

Revenue

Revenue increased by S$5,121,826, approximately 45.2%, from S$11,319,944 in year ended June 30, 2025 to S$16,441,770 (US$12,808,828) in year ended June 30, 2026. The increase was primarily attributable to higher business activity and increased demand for the Group’s services during the period.

Other income

Other income increased by S$3,318,270, approximately 189.3% from S$1,752,489 in the year ended June 30, 2025 to S$5,070,759 (US$3,950,333) in year ended June 30, 2026. The increase was mainly attributable to gains arising from business transactions and other non-operating income recognized during the period.

Consumables, medical supplies and other related expenses

Consumables, medical supplies and other related expenses increased by S$1,383,798, approximately 54.2% from S$2,552,460 in the year ended June 30, 2025 to S$3,936,258 (US$3,066,510) in year ended June 30, 2026. The increase was generally in line with the higher level of business activities and revenue generated during the period.

Employee benefit expense

Employee benefit expense increased by S$2,838,389, approximately 44.4% from S$6,397,933 in the year ended June 30, 2025 to S$9,236,322 (US$7,195,482) in the year ended June 30, 2026. The increase was mainly attributable to an increase in headcount, higher remuneration costs and additional staff-related expenses incurred to support business expansion.

Depreciation expense

Depreciation expense increased by S$2,714,262 or 229.8%, from S$1,181,128 in the year ended June 30, 2025 to S$3,895,390 (US$3,034,672) in the year ended June 30, 2026. The increase was mainly due to higher depreciation and amortization charges relating to right-of-use assets and property and equipment.

Rent expense

Rent expense decreased by S$134,412 or 95.3%, from S$141,075 in the year ended June 30, 2025, to S$6,663 (US$5,191) in the year ended June 30, 2026. The decrease was mainly attributable to the expiration of short-term lease arrangements incurred in the prior period.

Other operating expenses

Other operating expenses increased by S$1,928,192 or 58.4% from S$3,300,208 in the year ended June 30, 2025 to S$5,228,400 (US$4,073,142) in the year ended June 30, 2026. The increase was mainly attributable to higher professional fees, administrative expenses and costs associated with the Group’s expanded operations.

Finance costs

Finance costs increased by S$255,381 or 125.2% from S$203,948 in the year ended June 30, 2025 to S$459,329 (US$357,837) in year ended June 30, 2026. The increase was mainly attributable to higher interest expenses arising from borrowings and lease liabilities.

Impairment loss on goodwill

S$10,349,252 impairment loss on goodwill was recognized for year ended June 30, 2025 from the acquisition of the Bethesda group. As the group was newly acquired and its operations and performance has yet to be turned around, on prudent basis, the full amount of goodwill has been impaired.

Loss before tax

Loss before tax decreased by S$9,803,738 from a loss of S$11,053,571 in the year ended June 30, 2025 to a loss of S$1,249,833 (US$973,673) in the year ended June 30, 2026. The turnaround was mainly attributable to the significant increase in revenue and other income, partially offset by higher employee benefit expenses and depreciation charges.

Income tax expense

Income tax expense increased by S$596,955 from tax benefit of S$417,393 in the year ended June 30, 2025 to a tax loss of S$179,562 (US$139,886) in the year ended June 30, 2026, due to under-provision of tax for prior years.

REVIEW OF FINANCIAL POSITION

As at June 30, 2026

Current Assets

Current assets amounted to S$12,129,469 (US$9,372,898) or 68.2% of the total assets as at June 30, 2026, and mainly comprised inventories, trade and other receivables, cash and cash equivalents and deferred offering costs.

Inventories amounted to S$230,917 (US$178,438) and accounted for 1.9% of the current assets, and comprised of drugs and medical supplies.

Trade and other receivables amounted to S$10,341,500 (US$7,991,266) and accounted for 85.3% of the current assets, which are mainly trade receivables due from corporate clients, deposits, and other receivables.

Cash and cash equivalents amounted to S$529,887 (US$409,464), and accounted for 4.4% of the current assets.

Deferred offering costs amounted to S$32,353 (US$25,000), and accounted for 0.3% of the current assets.

Non-Current Assets

As at June 30, 2026, non-current assets amounted to S$5,658,653 (US$4,372,655) or 31.8% of our Group’s total assets. Non-current assets mainly consist of right of use assets from lease properties of S$5,313,472 (US$4,105,921), deferred tax assets of S$58,962 (US$45,562), and property and equipment of S$286,219 (US$221,172).

Current Liabilities

Current liabilities amounted to S$9,861,868 (US$7,620,638) and accounted for 74.4% of our total liabilities, and comprised of trade and other payables, borrowings, amount due to related parties and asset retirement obligation.

Trade and other payables amounted to S$3,554,236 (US$2,746,493) and accounted for 36.0% of our current liabilities. Trade and other payables mainly comprised trade payables to suppliers in relation to the purchases of consumables and medical supplies, accrued bonus for employees and goods and services tax payable.

Borrowings, which amounted to S$5,266,717 (US$4,069,791) and accounted for 53.4% of our current liabilities, mainly related to lease liabilities.

Amount due to related parties of S$962,860 (US$744,038), or 9.8% of our Group’s total current liabilities.

Asset retirement obligation of S$77,000 (US$59,501), or 0.8% of our Group’s total current liabilities.

Non-current liabilities

Non-current liabilities amounted to S$3,389,927 (US$2,619,525) and accounted for 25.6% of our total liabilities. Non-current liabilities comprised of lease.

Total Equity

Total equity amounted to S$4,536,327 (US$3,505,390), mainly comprising S$34,208,562 (US$25,609,109) of share capital, S$24,455,170 (US$18,362,500) of merger reserve arising from group restructuring, S$4,323,727 (US$3,248,454) of retained earnings, translation reserve of S$373,120 (US$90,773) and non-controlling interest of S$520,218 (US$401,992).

LIQUIDITY AND CAPITAL RESOURCES

The Group finances its operations through internally generated funds, borrowings from financial institutions and funding from shareholders and related parties.

As at June 30, 2026, we had cash and cash equivalents of S$529,887 (US$409,464) and equity attributable to owners of our Company amounted to S$5,056,545 (US$3,907,382).

The Directors believe that the Group has sufficient working capital and financial resources to meet its present obligations and operational requirements for at least the next twelve months.

We set out below a summary of our consolidated statements of cash flows for the year under review. The following net cash flow summary should be read in conjunction with the full text of this document, including consolidated financial statements for the year ended June 30, 2026 and 2025, as set out in this document.

	Year ended June 30
	2026		2025
	US$’ 000	S$’ 000	S$’ 000

Net cash used in operating activities	(532)	(635)	(4,044)
Net cash used in investing activities	(81)	(104)	(10,897)
Net cash (used in)/ generated from financing activities	(1,372)	(1,775)	16,498
Net (decrease)/ increase in cash and cash equivalents	(1,985)	(2,514)	1,557
Cash and cash equivalents at beginning of financial year	2,394	3,044	1,951
Effects of currency translation on cash and cash equivalents	-	-	(464)
Cash and cash equivalents at end of financial year	409	530	3,044

Year ended June 30, 2026

For the year ended June 30, 2026, we used operating cash flows before working capital changes of S$3,808,148 (US$2,904,682). Net changes in working capital amounted to -S$3,953,390 (-US$3,054,934). This was due mainly to an increase in trade and other receivables of S$1,190,986 (US$920,320), an decrease in trade and other payables of S$3,020,549 (US$2,334,092) and an decrease in inventories of S$258,145 (US$199,478). We paid interest of S$415,968 (US$324,057) and income tax of S$73,997 (US$57,647) in the year ended June 30, 2026. As a result, the net cash used in operating activities amounted to -S$635,207 (-US$531,956).

Cash generated used in investing activity amounted to S$104,241 (US$80,506), mainly due to profit attributable to non-controlling interest of S$136,899 (US$105,787) and acquisition of property and equipment of S$248,233 (US$191,819).

Net cash generated used in financing activities of S$1,775,131 (US$1,371,710) was mainly due to increase in amount due from related parties of S$994,812 (US$768,729), proceeds from borrowings of S$3,000,000 (US$2,318,213). This increase was partially offset by repayment of borrowings of S$424,865 (US$328,309) and payment of principal portion of lease liabilities of S$2,868,009 (US$2,216,219).

As a result of the above, our Group’s cash and cash equivalents decreased by S$2,514,579 from S$3,044,466 as at June 30, 2025 to S$529,887 (US$409,464) as at June 30, 2026.

CAPITAL EXPENDITURES AND CONTINGENT LIABILITIES

There were no material capital expenditures other than routine purchases of medical, computer and office equipment. The Group has no known contingent liabilities as at June 30, 2026.

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

Directors and Executive Officers	Age	Position
Darren Yen Feng Chhoa	39	Chief Executive Officer
Neo Chun How Alton	41	Interim Chief Financial Officer
Tan Boon Chye (Darren)	46	Chief Commercial Officer
Xinwen Yang	51	Director and Chairman of the Board
Juan Cao	39	Director
Paul Freudenthaler	62	Independent Director
Tony Chen	62	Independent Director
Kwek Yoon Soong	60	Independent Director
Frederick Shieh Ming Hong	51	Independent Director

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

Alton Chun How Neo, Group Interim Chief Financial Officer. Mr. Neo is a finance professional with extensive experience in corporate leadership, financial management, and education and joined our group as interim CFO in June 2026. Prior to joining Basel Medical, Mr. Neo served as the deputy CEO of InCorp Global’s Singapore operations, where he oversaw the entire Singapore’s operations - in particular, advisory and outsourcing services. In this role, he provides expertise in management reporting, corporate restructuring, business valuation, insolvency, and forensic accounting. Before his tenure at InCorp Global, Mr. Neo contributed to the Singapore Ministry of Finance as a tax policy associate, focusing on the development and review of tax incentives. He was also part of the pioneer team at the Singapore Accountancy Commission (now ACRA) that developed the Singapore Chartered Accountant Qualification Programme. In addition to his corporate roles, Mr. Neo is dedicated to education, having developed and taught courses in financial accounting and related subjects at leading tertiary institutions. Currently, he serves as a part-time tutor at the London School of Business & Finance in Singapore and Singapore University of Social Sciences. Mr. Neo holds a Master of Business Administration, University of Hull and is also a Chartered Valuer, Institute of Valuers and Appraisers, CA Singapore, Institute of Singapore Chartered Accountants and CPA Australia.

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

Xinwen Yang, Director and Chairman of the Board. Mr. Yang joined the board as a director in September 2026. Mr. Yang has experience in healthcare, elderly care, emergency-response training, market development and business operations. He previously served as market operations president of Qilu Dakang Digital Technology Co., Ltd., where he was responsible for market strategy, business development and team management in the digital healthcare sector. He has also served as an expert adviser to the Health Committee of Lions Clubs International (Guangdong Chapter) since 2018. In his role with the Company, Mr. Yang is expected to contribute to the Company’s healthcare business development, strategic planning and market expansion initiatives. Mr. Yang is also the deputy editor-in-chief of the Macau Global Chinese Business Journal. Mr. Yang graduated from the Bachelor of Law, Jiangxi Provincial Party School in Jiangxi, China.

Juan Cao, Director. Ms. Cao joined the board as a director in September 2026. Ms. Cao has more than 15 years of experience in business development, sales, channel management, project execution, customer relationship management and internal administration. From 2023 to 2025, she served as business manager of Chengdu Huiya Innovation Education Research Institute, where she was responsible for business operations, market development, customer-resource integration, commercial negotiations and project delivery. She previously held senior business-management positions with Sichuan Zizhihui Business Consulting Co., Ltd. and Sichuan Houzhong Culture Communication Co., Ltd. In her role with the Company, Ms. Cao is expected to contribute to the Company’s commercial development, operational management, internal coordination and corporate governance initiatives. Ms. Cao graduated from Sichuan Normal University, China, Law School, with a major in law.

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

Kwek Yoon Soong, Independent Director. Mr. Soong is an independent director on our board. Mr. Soong possesses extensive experience in the insurance industry in Singapore. From October 2018 to December 2022, he was the Chief Agency Officer of Prudential Insurance Company Singapore. In this role, he oversaw the agency channel and managed a 5,000-strong agency force. He began his career as an insurance agent in 1989. Mr. Soong brings with him many years of experience in training, recruitment and business development which includes leading and driving agency sales, manpower and productivity targets. Prior to joining Prudential, Mr. Soong was a consultant with Zurich Insurance Plc from October 2013 to September 2017 and engaged in projects to transform the agency channel, improve agent productivity and drive revenue growth for Zurich’s subsidiary insurers in ASEAN including Zurich Topas Life (Indonesia) and Zurich Global Life (Singapore). At Allianz Asia Pacific, Mr. Soong was Senior Regional Manager from September 1999 to June 2008 and from November 2011 to September 2013. During his tenure he was seconded as the Chief Agency Officer of Pioneer Life (Philippines) (January 2006 - December 2008), Ayudhya Allianz (Thailand) (October 2004 - June 2005), Allianz Dazhong (China) (February 2003 - September 2004) and Pioneer-Allianz (Philippines) (February 2002 - February 2003). A Singaporean, Mr. Soong graduated from National University of Singapore Law School.

Frederick Shieh Ming Hong, Independent Director. Mr. Frederick Hong joined the board as an independent director in September 2026. Mr. Hong is a client-facing capital markets and real estate professional with over 24 years of experience across securities dealing and residential/investment property advisory in Singapore. He currently serves as an associate senior marketing director with Huttons Asia in Singapore, and previously held roles with DTZ Property, Kim Eng Securities and OCBC Securities. Mr. Hong holds a real estate salesperson licence from the Council for Estate Agencies, Singapore and also holds a diploma in finance from the Institute of Banking and Finance (IBF), Singapore.

There are no family relationship between any of the persons named above. To the best of our knowledge, there are no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, other than Mr. Yang Xinwen, Ms. Cao Juan and Mr. Frederick Hong, who were nominated to the board of directors by our former directors, Mr. Keng Leong Fung (Raymond) and Mr. Tan Boon Chye (Darren), in connection with their resignation from the board in September 2026, and Mr. Tan Boon Chye (Darren), who was nominated as our Chief Commercial Officer by Rainforest Capital VCC.

B. Compensation

Compensation of Directors and Executive Officers

In the year ended June 30, 2026, we paid an aggregate of US$358,105 in cash compensation to our directors and executive officers as a group. None of our directors or executive officers receives pension, retirement or other similar benefits from us, and we have not set aside or accrued any amount to provide such benefits to our directors or executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). Our directors’ service contracts with the Company do not provide for material benefits upon termination of employment.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of the Company.

C. Board Practices

Board of Directors

Our board of directors currently consists of six directors, including two executive directors and four independent directors. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized shares as well as exercising other powers, functions and duties as conferred by our amended and restated memorandum and articles of association. A director may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of our company or of any third party. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Duties of Directors

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes the amended and restated memorandum and articles of association or the BVI Act.

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the BVI Act.

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

Terms of Directors and Executive Officers

Pursuant to our amended and restated memorandum and articles of association, directors are appointed and removed by a resolution of members. Our board of directors has the power from time to time and at any time to appoint any person as a director to fill a vacancy on the board or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the amended and restated memorandum and articles of association as the maximum number of directors. Our directors shall be appointed for such term as may be determined by the members and will hold their offices until expiration of their respective terms of office and until their successors shall have been appointed and qualified. In addition, the office of any of our directors shall be vacated if the director (i) gives notice in writing to the Company that he resigns the office of director; or (ii) absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution of directors confirming that he has by reason of such absence vacated office; or (iii) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (iv) the director is found to be or becomes of unsound mind; or (v) the other directors (being not less than two in number) determine that he should be removed as a director, either by resolution of directors passed by a majority of the other directors at a meeting of the directors duly convened and held in accordance with the amended memorandum and articles of association or by resolution of directors in writing signed by a majority of the other directors; or (vi) the director becomes disqualified to act as a director under section 111 of the BVI Act. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us, if any; but no such term shall be implied in the absence of express provision. Our officers are elected by and serve at the discretion of the board of directors.

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

Nasdaq Corporate Governance and Home Country Practices

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

D. Employees

As at June 30, 2024, 2025 and 2026, the Group employed a total of 28, 82 and 74 full-time employees respectively in Singapore.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions -A. Major Shareholders” of this annual report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of October 27, 2026 by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

●	each of our directors and executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. The percentage of our Ordinary Shares beneficially owned is computed on the basis of 7,582,111 Ordinary Shares issued and outstanding as of October 27, 2026. Unless otherwise noted, the business address for each of our directors and executive officers is 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499.

	Ordinary Shares Beneficially Owned		Voting Power Percentage
	Number	Percent
Directors and Executive Officers:
Darren Yen Feng Chhoa	—	—	—
Neo Chun How Alton	—	—	—
Tan Boon Chye (Darren) (1)	850,438	11.2%	11.2%
Xinwen Yang	—	—	—
Juan Cao	—	—	—
Paul Freudenthaler	—	—	—
Tony Chen	—	—	—
Kwek Yoon Soong	—	—	—
Frederick Shieh Ming Hong	—	—	—
All directors and executive officers as a group:	850,438	11.2%	11.2%
Principal shareholders beneficially owning more than 5% of our Ordinary Shares:
Rainforest Capital VCC, acting on behalf of its four sub-funds, Basel Medical Fund, Fan Mingchun, Wei Hua and Baselcorp Capital(1)	850,438	11.2%	11.2%

Note:

(1)	Rainforest Capital VCC is a variable capital company incorporated in Singapore and holds 9,997,910 ordinary shares, 23,256 ordinary shares, 46,512 ordinary shares, and 106,901 ordinary shares of the Company on behalf of Rainforest Capital VCC’s four subfunds, Basel Medical Fund, Fan Mingchun, Wei Hua and Baselcorp Capital respectively. Tan Boon Chye (Darren) and Keng Leong Fung (Raymond) are the major beneficial owners of Rainforest Capital VCC. AIP Investment Partners Pte. Ltd., as the manager of Rainforest Capital VCC, controls Rainforest Capital VCC. Mengli Chen, as the director of Rainforest Capital VCC, controls Rainforest Capital VCC and, accordingly, may be deemed to beneficially own the shares that Rainforest Capital VCC beneficially owns in Basel Medical. Mengli Chen, Mi Suk Han and Hyoung Kyun Kim, as the directors of AIP Investment Partners Pte. Ltd., control AIP Investment Partners Pte. Ltd. and indirectly control Rainforest Capital VCC. The business address of AIP Investment Partners Pte. Ltd, Mi Suk Han and Hyoung Kyun Kim is 65 Chulia Street, #49-05/06, OCBC Centre, Singapore 049513. The business address of Rainforest Capital VCC and Mengli Chen is 600 North Bridge Road, #12-02, Parkview Square, Singapore 188778.

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

B. Related Party Transactions

In addition to the related party information disclosed elsewhere in this report, the following transactions with related parties took place at terms agreed between the parties during the periods indicated:

	Year ended June 30, 2026		Year ended June 30, 2025
	US$	S$	S$

Loan to related party	510,007	660,000	450,000
Interest income on loan to related party	8,886	11,500	1,917
Payment made on behalf of related party	1,145,396	1,482,257	10,000
Management fee	3,817,305	4,900,000	4,900,000

Loan to related party, interest income on loan to related party and payment made on behalf of related party are incurred between the group and the newly acquired Bethesda group. Management fee is incurred between the Singapore holding company and its subsidiary within the group.

	Year ended June 30, 2026		Year ended June 30, 2025
	US$	S$	S$

Amount due from related parties	768,730	994,812	-
Amount due to related parties	744,038	962,860	1,450,305

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

Except as described below, as of the date of this annual report, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

On July 23, 2026, subsequent to the financial period ended June 30, 2026, a securities class action lawsuit was filed in the Supreme Court of the State of New York, County of New York, United States of America, naming Basel Medical Group Ltd. (the “Company”), together with several other companies and parties, as defendants. The lawsuit alleges violations of certain provisions of the United States Securities Act of 1933 in connection with alleged misstatements and omissions in registration statements and prospectuses relating to initial public offerings. The plaintiffs are seeking compensatory damages and other relief, the amounts of which have not been quantified.

Management, having considered the advice of the Company’s US legal counsel, believes that the allegations are without merit and that the likelihood of an outflow of economic resources arising from the proceedings is remote. Accordingly, no provision has been recognised in the financial statements in respect of this matter.

The Company will continue to monitor the proceedings and reassess any potential financial implications as further developments arise.

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

On October 7, 2026, we priced the October 2026 Offering of 6,000,000 units at a public offering price of US$1.33 per unit, each unit consisting of one Ordinary Share and one common warrant, on a best efforts basis with Cathay Securities, Inc. acting as sole placement agent. The common warrants are not, and are not expected to be, listed on any securities exchange or trading market. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on NASDAQ under the symbol “BMGL”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association in relation to our ordinary shares contained in our registration statement on Form F-1 as amended (File No.: 333-282096) filed with the SEC. For our board of directors, see “Item 6. Directors, Senior Management and Employees-C. Board Practices-Board of Directors.”

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” or elsewhere in this annual report.

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

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ended June 30, 2026 or ending June 30, 2026. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering or subsequent fund raisings. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ended June 30, 2026 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

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

In connection with the October 2026 Offering, we filed a registration statement on Form F-1 (File No. 333-298988) with the SEC on September 17, 2026, as amended on September 23, 2026, which was declared effective on September 29, 2026. A final prospectus was filed with the SEC pursuant to Rule 424(b)(4) on October 8, 2026. On October 7, 2026, we entered into a placement agency agreement with Cathay Securities, Inc., as sole placement agent, and a securities purchase agreement with certain purchasers, pursuant to which we issued and sold 6,000,000 units at a public offering price of US$1.33 per unit, each unit consisting of one Ordinary Share (or one pre-funded warrant to purchase one Ordinary Share) and one common warrant to purchase one Ordinary Share. Each common warrant is exercisable immediately upon issuance at an exercise price equal to 110% of the public offering price per unit, expires five years from the date of issuance and may be exercised by means of a zero cash exercise price option. The October 2026 Offering closed on October 9, 2026.

The October 2026 Offering generated gross proceeds of US$7,980,000. We paid the placement agent a fee equal to 6.0% of the gross proceeds, or US$478,800, and agreed to reimburse certain of its expenses. Total expenses incurred for our account in connection with the October 2026 Offering amounted to approximately US$225,004. On October 14, 2026, we received net proceeds of approximately US$7.42 million. None of such expenses were direct or indirect payments to directors, officers, general partners of the Company or their associates; to persons owning 10% or more of any class of our equity securities; or to our affiliates. We intend to use the net proceeds for general working capital purposes, mergers and acquisitions and other general corporate purposes. As of the date of this annual report, we have used approximately US$5.92 million of the net proceeds for these purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2026. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of June 30, 2026 were not effective as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with (“International Financial Reporting Standards”) IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2026. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

To address the identified material weakness stemming from the audit of our combined and consolidated financial statements for the year ended June 30, 2026, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular IFRS and SEC financial reporting training programs for our accounting and financial personnel. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all.

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

	Years ended June 30
	2025		2026
Audit Fees (1)	US$	373,356	US$	422,323
Audit-related Fees (2)		63,000		21,800
Tax Fees (3)		-		-
All Other Fees (4)		-		-
Total	US$	436,356	US$	444,123

(1)	“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On October 3, 2025, Rainforest Capital VCC, the major shareholder of the Company, purchased 30,650 Ordinary Shares for a total consideration of US$99,613 in a privately negotiated transaction independent of the Company.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Amended and restated memorandum and articles of association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 of Form F-1 filed on September 13, 2024 (File No.: 333-282096))

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of Form F-1 filed on September 13, 2024 (File No.: 333-282096))

2.2	Representative’s Warrant dated February 26, 2025 granted to Cathay Securities, Inc. (incorporated by reference to Exhibit 4.2 of Form 6-K furnished on February 28, 2025)

2.3	Representative’s Warrant dated March 19, 2025 granted to Cathay Securities, Inc. (incorporated by reference to Exhibit 4.1 of Form 6-K furnished on March 19, 2025)

2.4	Form of Common Warrant issued in the October 2026 Offering (incorporated by reference to Exhibit 4.2 of Form 6-K furnished on October 9, 2026)

4.1

Share Transfer Agreement dated August 22, 2023 between Basel Medical Group Ltd and Rainforest Capital VCC relating to the shares of Singmed Specialist Pte. Ltd. (incorporated by reference to Exhibit 2.1 of Form F-1 filed on September 13, 2024 (File No.: 333-282096))

4.2	Underwriting Agreement dated as of February 24, 2025, by and between Basel Medical Group Ltd and Cathay Securities, Inc. (incorporated by reference to Exhibit 4.1 of Form 6-K furnished on February 28, 2025)

4.3	Form of Independent Director Agreement between the Registrant and each of its independent directors (incorporated by reference to Exhibit 10.3 of Form F-1/A filed on November 4, 2024 (File No.: 333-282096))

4.4	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.4 of Form F-1/A filed on November 4, 2024 (File No.: 333-282096))

4.5	Letter of Appointment dated January 1, 2024 between the Registrant and Jianing Lu. (incorporated by reference to Exhibit 10.6 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))

4.6	Letter of Appointment dated June 1, 2024 between the Registrant and Dr. Darren Yen Feng Chhoa. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))

4.7	Deed of Undertaking between Rainforest Capital VCC and the Registrant dated August 23, 2024 (incorporated by reference to Exhibit 10.9 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))

4.8	Deed of Undertaking between certain Group entities and Singmed Investment Pte. Ltd. Dated August 26, 2024. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))

4.9	Sale and Purchase Agreement dated April 11, 2025 between Basel Medical Group Pte. Ltd. and Silkroute Biomed Healthcare Pte. Ltd. (incorporated by reference to Exhibit 4.1 of Form 6-K furnished on April 11, 2025)

4.10	Master Supply Agreement dated May 20, 2025 (incorporated by reference to Exhibit 99.2 of Form 6-K furnished on May 22, 2025)

4.11	Placement Agency Agreement dated October 7, 2026 between Basel Medical Group Ltd and Cathay Securities, Inc. (incorporated by reference to Exhibit 4.1 of Form 6-K furnished on October 9, 2026)

4.12	Securities Purchase Agreement dated October 7, 2026 between Basel Medical Group Ltd and the purchasers named therein (incorporated by reference to Exhibit 4.4 of Form 6-K furnished on October 9, 2026)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of Form 20-F/A filed on March 13, 2026)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of Form 20-F/A filed on March 13, 2026)

101.INS*	Inline XBRL Instance Document and related Inline XBRL taxonomy extension exhibits (101.SCH, 101.CAL, 101.DEF, 101.LAB, 101.PRE) and 104 Cover Page Interactive Data File

*	Filed herewith this annual report.
**	Furnished herewith this annual report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Basel Medical Group Ltd

	By:	/s/ Darren Yen Feng Chhoa
	Name:	Dr. Darren Yen Feng Chhoa
	Title:	Chief Executive Officer

	By:	/s/ Alton Chun How Neo
	Name:	Alton Chun How Neo
	Title:	Interim Chief Financial Officer

Date: October 30, 2026

Basel Medical Group Ltd. and its Subsidiaries

Consolidated Financial Statements

For the financial year ended June 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Basel Medical Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Basel Medical Group Ltd. and its subsidiaries (collectively referred to as the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of profit or loss and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in period ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2026, in conformity with the International Financial Reporting Standards (“IFRS”).

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

Singapore, October 30, 2026

PCAOB ID No.6889

We have served as the Company’s auditor since 2025

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND COMPREHENSIVE INCOME

For year ended June 30, 2026 and 2025

		2026 US$	2026 S$	2025 S$

Revenue	4	12,808,828	16,441,770	11,319,944

Other income	5	3,950,333	5,070,759	1,752,489

Consumables, medical supplies and other related expenses		(3,066,510)	(3,936,258)	(2,552,460)

Employee benefit expenses	7	(7,195,482)	(9,236,322)	(6,397,933)

Depreciation expense		(3,034,672)	(3,895,390)	(1,181,128)

Rent expense		(5,191)	(6,663)	(141,075)

Other operating expense		(4,073,142)	(5,228,400)	(3,300,208)

Impairment loss on goodwill	20	-	-	(10,349,252)

Finance cost	6	(357,837)	(459,329)	(203,948)

Loss before tax	7	(973,673)	(1,249,833)	(11,053,571)

Income tax (expense)/ benefit	8	(139,886)	(179,562)	417,393

Loss after tax		(1,113,559)	(1,429,395)	(10,636,178)

Loss for the year, representing total comprehensive loss for the year		(1,113,559)	(1,429,395)	(10,636,178)

Loss attributable to:
Owners of the Company		(582,720)	(747,995)	(10,635,677)
Non-controlling interests		(530,839)	(681,400)	(501)
Loss for the year		(1,113,559)	(1,429,395)	(10,636,178)

Profit/Earnings per ordinary share - basic and diluted		(0.61)	(0.78)	(0.57)

Weighted average number of shares - basic and diluted		1,582,111	1,582,111	18,785,750

The accompanying notes form an integral part of these consolidated financial statements.

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED BALANCE SHEETS

As of June 30, 2026 and 2025

	Note	2026	2026	2025
		US$	S$	S$
ASSETS
Non-current assets
Right-of-use-assets	9	4,105,921	5,313,472	4,949,372
Property and equipment	10	221,172	286,219	388,657
Deferred tax assets	23	45,562	58,962	47,875
		4,372,655	5,658,653	5,385,904

Current assets
Inventories	11	178,438	230,917	489,062
Trade and other receivables	12	7,991,266	10,341,500	9,489,266
Cash and cash equivalents	13	409,464	529,887	3,044,466
Amount due from related parties	14	768,730	994,812	-
Deferred offering costs		25,000	32,353	31,797
Current tax assets		-	-	239,407
		9,372,898	12,129,469	13,293,998

Total assets		13,745,553	17,788,122	18,679,902

LIABILITIES
Non-current liabilities
Deferred tax liabilities	23	-	-	123,810
Borrowings	15	2,619,525	3,389,927	2,956,727
		2,619,525	3,389,927	3,080,537

Current liabilities
Trade and other payables	16	2,746,493	3,554,236	6,574,785
Borrowings	15	4,069,791	5,266,717	2,121,119
Amount due to related parties	14	744,038	962,860	1,450,305
Asset retirement obligation		59,501	77,000	15,000
Provision for income tax		815	1,055	-
		7,620,638	9,861,868	10,161,209

Total liabilities		10,240,163	13,251,795	13,241,746

NET ASSETS		3,505,390	4,536,327	5,438,156

Equity attributable to equity holders of the Company
Share capital	17	25,609,109	34,208,562	34,208,562
Merger reserve arising from group restructuring		(18,362,500)	(24,455,170)	(24,455,170)
Retained earnings		(3,248,454)	(4,323,727)	(3,854,948)
Translation reserve		(90,773)	(373,120)	(463,787)

Non-controlling interest		(401,992)	(520,218)	3,499
Total equity		3,505,390	4,536,327	5,438,156

The accompanying notes form an integral part of these consolidated financial statements.

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For year ended June 30, 2026 and 2025

		Share capital	Merger reserve	Translation reserve [member]	Retained earnings	Total attributable to owners of Company	Non- controlling interest	Total
		US$	US$	US$	US$	US$	US$	US$

As at July 1, 2025		25,609,109	(18,362,500)	(278,337)	(2,695,407)	4,272,865	2,751	4,275,616

Foreign currency translation		-	-	187,564	(186,088)	1,476	4,248	5,724

Share based payment reserve	Note 22	-	-	-	231,821	231,821	-	231,821

Transfer of investment upon disposal of share / write off		-	-	-	(16,061)	(16,061)	121,848	105,787

Loss for the year, representing total comprehensive loss for the year		-	-	-	(582,719)	(582,719)	(530,839)	(1,113,558)

As at June 30, 2026		25,609,109	(18,362,500)	(90,773)	(3,248,454)	3,907,382	(401,992)	3,505,390

		Share capital	Merger reserve	Translation reserve	Retained earnings	Total attributable to owners of Company	Non- controlling interest	Total
		S$	S$	S$	S$	S$	S$	S$

As at July 1, 2025		34,208,562	(24,455,170)	(463,787)	(3,854,948)	5,434,657	3,499	5,438,156

Foreign currency translation		-	-	90,667	-	90,667	-	90,667

Share based payment reserve	Note 22	-	-	-	300,000	300,000	-	300,000

Transfer of investment upon disposal of share / write off		-	-	-	(20,784)	(20,784)	157,683	136,899

Loss for the year, representing total comprehensive loss for the year		-	-	-	(747,995)	(747,995)	(681,400)	(1,429,395)

As at June 30, 2026		34,208,562	(24,455,170)	(373,120)	(4,323,727)	5,056,545	(520,218)	4,536,327

		Share capital	Merger reserve	Translation reserve	Retained earnings	Total attributable to owners of Company	Non- controlling interest	Total
		S$	S$	S$	S$	S$	S$	S$

As at July 1, 2024		24,455,178	(24,455,170)	-	7,561,633	7,561,641	-	7,561,641

Issuance of share capital		9,753,384	-	-	-	9,753,384	-	9,753,384

Foreign currency translation		-	-	(463,787)	-	(463,787)	-	(463,787)

Share based payment reserve	Note 22	-	-	-	100,000	100,000	-	100,000

Loss for the year, representing total comprehensive income for the year		-	-	-	(11,516,581)	(11,516,581)	3,499	(11,513,082)

As at June 30, 2025		34,208,562	(24,455,170)	(463,787)	(3,854,948)	5,434,657	3,499	5,438,156

The accompanying notes form an integral part of these consolidated financial statement

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

For year ended June 30, 2026 and 2025

	2026	2026	2025
	US$	S$	S$
Cash flows from operating activities
Loss before tax	(973,673)	(1,249,833)	(11,053,571)

Adjustments for:
Bad debts written off	-	-	602,264
Share-based payment expense	233,713	300,000	-
Unrealised forex gain or loss	17,761	90,112	-
Provision for estimated credit losses	206,407	277,380	277,101
Provision of asset retirement obligation cost	48,301	62,000	-
Depreciation of property and equipment	273,187	350,671	107,659
Amortisation of right-of-use assets	2,761,485	3,544,719	1,073,469
Fixed asset written off	-	-	206,287
Write off of Right-of-use assets / lease liabilities	(12,089)	(15,645)	-
Impairment loss on goodwill	-	-	10,349,252
Interest income	(5,526)	(7,093)	-
Interest expense	355,116	455,837	203,948
Operating cash flows before changes in working capital	2,904,682	3,808,148	1,766,409
Changes in working capital:
Inventories	199,478	258,145	(304,262)
Trade and other receivables	(920,320)	(1,190,986)	(8,687,432)
Trade and other payables	(2,334,092)	(3,020,549)	4,033,506
Cash generated from/ (used in) operations	(150,252)	(145,242)	(3,191,779)
Income tax paid	(57,647)	(73,997)	(648,293)
Interest paid	(324,057)	(415,968)	(203,948)
Net cash used in operating activities	(531,956)	(635,207)	(4,044,020)

Cash flows from investing activities
Acquisition of property and equipment	(191,819)	(248,233)	(556,940)
Profit attributable to non-controlling interest	105,787	136,899	-
Acquisition of subsidiary	-	-	(10,339,950)
Interest received	5,526	7,093	-
Cash used in investing activities	(80,506)	(104,241)	(10,896,890)

Cash flows from financing activities
Deferred offering costs	-	-	1,556,226
(Increase)/ decrease in amount due to related parties	(376,666)	(487,445)	138,915
(Increase)/ decrease in amount due from related parties	(768,729)	(994,812)	10,557,240
Proceeds from borrowings	2,318,213	3,000,000	4,000,000
Payment of principal portion of lease liabilities	(2,216,219)	(2,868,009)	(1,321,600)
Write off of Right-of-use assets	-	-	183,195
Repayment of borrowings	(328,309)	(424,865)	(8,261,290)
Decrease in amount due to former director	-	-	(111,459)
Non-controlling interest contributions	-	-	3,499
Share issuance	-	-	9,753,384
Net cash (used in)/ generated from financing activities	(1,371,710)	(1,775,131)	16,498,110

Net (decrease)/ increase in cash and cash equivalents	(1,984,172)	(2,514,579)	1,557,200

Cash and cash equivalents at beginning of financial period	2,393,636	3,044,466	1,951,053
Effects of currency translation on cash and cash equivalents	-	-	(463,787)
Cash and cash equivalents at end of financial year	409,464	529,887	3,044,466

The accompanying notes form an integral part of these consolidated financial statements.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

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

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

1.	General (Continued)

The Group has following subsidiaries as at June 30, 2026 and 2025:

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			2026	2025
			%	%

Basel Medical Group Pte. Ltd. (F.K.A. Singmed Specialists Pte. Ltd.)	Other holding companies	Singapore	100	100

Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Singapore Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

SSOC Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

SSOS Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

1.	General (Continued)

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			2026	2025
			%	%
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Singapore Knee, Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Pharma Avenue Pte. Ltd. (F.K.A. Singapore Sports and Physiotherapy Centre Pte. Ltd.)	Other health services N.E.C (E.g. Physiotherapy, chiropratic, speech therapy) and physiotherapy	Singapore	100	100

Eyetrust Medical Pte. Ltd.	Specialized medical services (including day surgical centres)	Singapore	65	-

Basel Medflow Pte. Ltd.	Other information technology and computer service activities, retail sale of sports apparel and equipment (including bicycles, boats and healthcare equipment)	Singapore	-	60

SSOC Orchard Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	53	-

SSOC Farrer Park Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	53	-

SSOC Novena Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	53	-

Bethesda Medical Pte. Ltd.	Clinics and other general medical services (western)	Singapore	100	100

Oasis Medical Clinic Pte. Ltd.	Clinics and other general medical services (western)	Singapore	100	100

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

1.	General (Continued)

On October 14, 2024, Singmed Specialists Pte. Ltd. changed its corporate name to Basel Medical Group Pte. Ltd.

On June 23, 2025, Singapore Sports and Physiotherapy Centre Pte. Ltd. changed its corporate name to Pharma Avenue Pte. Ltd.

2.	Material accounting policy information

2.1	Compliance with International Financial Reporting Standards (“IFRS”)

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
(iii)	the ability of the Group to procure additional financing and to garner the continuous support of its existing financiers.

2.2	New and amended standards adopted by the Group

The Group has applied the following amendments for the first time for their annual reporting period commencing July 1, 2025:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants - Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback - Amendments to IFRS 16; and
●	Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

2.3	New standards and interpretations not yet adopted

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for June 30, 2026 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Machinery	3 years
Furniture and Fittings	3 years
Medical equipment	3 years
Renovation	3 - 5 years
Air conditioner	3 years
Computer and office equipment	3 years
Software	3 years

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

Translations of the consolidated balance sheets, consolidated statement of profit or loss and comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statements of cash flows from S$ into US$ as of and for the year ended June 30, 2026 are solely for the convenience of the reader and were calculated at the closing rate of S$1 = US$1.2941 and average rate of S$1 = US$1.283628, as set forth in the statistical release of the Federal Reserve System on June 30, 2026. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(a)	Estimated useful lives of property and equipment (Continued)

The Group depreciates the property and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s property and equipment. The residual value reflects management’s estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset were already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges. The carrying amounts of the Group’s property and equipment as at June 30, 2026 and June 30, 2025 were disclosed in Note 10.

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically on inventories for excess inventories, obsolescence and declines in net realisable value and an allowance is recorded against the inventory balances for any such declines. The realisable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realisable value. The carrying amount of the Company’s inventories as at June 30, 2026 was S$230,917 (US$178,438) (June 30, 2025: S$489,062). If the future expected realisable value was lower by 10% of its carrying amount, the carrying amount of the Company’s inventories would have been S$23,092 (US$17,844) (June 30, 2025: S$48,906) lower.

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

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables is disclosed in Note 24 (a). The carrying amount of the Company’s trade receivables as at the end of each reporting period were disclosed in Note 12.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

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

The carrying amount of the Group’s other receivables as at June 30, 2026 were S$105,811 (US$81,762) (June 30, 2025: S$134,188).

(e)	Leases - estimating the incremental borrowing rate

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

It is assessed that the recoverable amounts of the CGUs are less than the carrying values of the CGUs, and accordingly full impairment charge was recognized. The carrying amount of goodwill is disclosed in Note 20.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

4.	Revenue

	2026	2026	2025
	US$	S$	S$

Type of service
Rendering of services - Medical services	12,808,828	16,441,770	11,319,944
	12,808,828	16,441,770	11,319,944

Timing of transfer of service
At a point in time	12,808,828	16,441,770	11,319,944
	12,808,828	16,441,770	11,319,944

5.	Other income

	2026	2026	2025
	US$	S$	S$

Bad debt recovered	4,496	5,771	-
Government grant	73,231	94,002	76,962
Interest income	5,526	7,093	81,350
Service income	242,095	310,760	35,000
Reversal of expected credit loss	320,512	411,418	-
Investment written off	1,513,289	1,942,500	-
Intercompany balance written off	735,281	943,827	-
Net Gain on Sale of Shares	344,927	442,758	-
Other income	710,976	912,630	1,559,177
	3,950,333	5,070,759	1,752,489

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

6.	Finance cost

	2026	2026	2025
	US$	S$	S$

Interest expense on:
- Bank borrowings	141,450	181,569	88,982
- Bank charges	6,206	7,966	-
- Lease liabilities	210,181	269,794	114,966
	357,837	459,329	203,948

7.	Loss before tax

Loss before tax has been arrived at after charging:

	2026	2026	2025
	US$	S$	S$

Marketing and advertisement	389,106	499,467	611,733
Legal and professional fees	355,550	456,394	243,433
Insurance	218,903	280,990	342,394
Transportation	46,580	59,791	44,248
Bad debts written off	134	172	602,264
Fine and penalty	3,572	4,585	-
Provision for expected credit losses	6,307,318	8,096,250	277,101
Short term lease expenses	5,191	6,663	141,075
Depreciation of property and equipment	273,187	350,671	107,659
Amortisation of right-of-use assets	2,761,485	3,544,719	1,073,469
Recruitment	386	495	2,309
Membership and subscription	48,718	62,536	20,614
Telephone	39,372	50,539	41,806
Employee benefit expenses
- Director’s salaries and bonuses	332,212	426,437	333,000
- Director’s CPF	25,893	33,237	30,226
- Employees’ salaries and bonus	6,020,570	7,728,171	5,076,048
- Employees’ CPF	517,846	664,722	470,765
- Other staff expenses	298,961	383,755	487,894

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

8.	Income tax expense/ (benefit)

The major components of income tax expense recognized in profit or loss for the periods ended June 30, 2026 and 2025 were:

	2026	2026	2025
	US$	S$	S$

Tax recognized in profit or loss
Current tax expense
Current year	-	-	-
Changes in estimates related to prior years	139,886	179,562	(417,393)
	139,886	179,562	(417,393)
Deferred tax expense
Recognition of tax effect of previously unrecognised tax losses	-	-	-
	-	-	-
Tax expense/ (benefit) on continuing operation	139,886	179,562	(417,393)

Relationship between tax expense and accounting loss

A reconciliation between tax expense and the product of accounting loss multiplied by the applicable corporate tax rate for the financial periods ended June 30, 2026 and 2025 were as follows:

	2026	2026	2025
	US$	S$	S$

Loss before tax	(973,673)	(1,249,833)	(11,053,571)

Income tax using the statutory tax rate of 17% (2025: 17%)	(165,524)	(212,472)	(1,879,107)
Effects of:
- Non-deductible expenses	515,894	662,216	1,866,671
- Income tax exemption	(350,370)	(449,744)	(17,425)
- Utilisation of capital allowance	-	-	(449)
- Deferred tax asset not recognized during the financial year	-	-	30,310
-Underprovision in respect of prior years	139,886	179,562	355
-Overprovision in respect of prior years	-	-	(417,748)
Income tax expense/(benefit)	139,886	179,562	(417,393)

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

9.	Right of use assets

	2026	2026	2025
	US$	S$	S$

Cost
At beginning of financial year	6,809,333	8,660,790	2,753,093
Additions	3,222,725	4,170,528	3,275,940
Acquisition	-	-	4,825,203
Written off	(836,610)	(1,073,896)	(3,966,296)
Fair value reserve	-	-	1,772,850
Currency translation differences	(110,043)	-	-
At end of financial year	9,085,405	11,757,422	8,660,790

Accumulated Depreciation
At beginning of financial year	2,918,011	3,711,418	2,729,633
Acquisition	-	-	3,691,417
Depreciation	2,761,485	3,544,719	1,073,469
Written off	(632,728)	(812,187)	(3,783,101)
Currency translation differences	(67,284)	-	-
At end of financial year	4,979,484	6,443,950	3,711,418

Carrying amount	4,105,921	5,313,472	4,949,372

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

10.	Property and equipment

	Machinery	Furniture & Fittings	Medical equipment	Renovation	Air conditioner	Computer & office equipment	Software	Total
	S$	S$	S$	S$	S$	S$	S$	S$
Cost
At July 1, 2024	47,226	100,852	86,724	405,349	43,727	358,168	-	1,042,046
Acquisition	-	367,243	1,500,493	1,285,136	-	378,669	86,978	3,618,519
Additions	-	-	13,101	21,545	-	20,114	-	54,760
Written off	-	(313,691)	(709,330)	(315,832)	-	(253,806)	(9,000)	(1,601,659)
Fair value reserve	-	-	111,150	-	-	-	-	111,150
At June 30, 2025	47,226	154,404	1,002,138	1,396,198	43,727	503,145	77,978	3,224,816
Additions	-	-	124,100	96,925	-	18,068	9,140	248,233
At June 30, 2026	47,226	154,404	1,126,238	1,493,123	43,727	521,213	87,118	3,473,049

Accumulated depreciation
At July 1, 2024	47,226	100,664	81,533	382,200	43,727	352,183	-	1,007,533
Acquisition	-	277,888	1,244,797	1,192,766	-	317,744	83,144	3,116,339
Depreciation	-	7,020	50,042	24,528	-	25,347	722	107,659
Written off	-	(248,500)	(687,468)	(231,410)	-	(220,994)	(7,000)	(1,395,372)
At June 30, 2025	47,226	137,072	688,904	1,368,084	43,727	474,280	76,866	2,836,159
Depreciation	-	12,654	265,929	42,714	-	24,040	5,334	350,671
At June 30, 2026	47,226	149,726	954,833	1,410,798	43,727	498,320	82,200	3,176,209

Net book values
At June 30, 2025	-	17,332	313,234	28,114	-	28,865	1,112	388,657
At June 30, 2026	-	4,678	171,405	82,325	-	22,893	4,918	286,219

US$
At June 30, 2026	-	3,615	132,452	63,615	-	17,690	3,800	221,172

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

11.	Inventories

	2026	2026	2025
	US$	S$	S$

Statement of financial position:
Medicine, drugs and medical devices	178,438	230,917	489,062

Statement of comprehensive income:
Inventories recognized as an expense in cost of sales	113,253	145,375	658,479

12.	Trade and other receivables

	2026	2026	2025
	US$	S$	S$

Trade receivables:
- third parties	2,729,285	3,531,968	2,740,055
Less: Allowance for expected credit loss	(669,000)	(865,753)	(588,373)
	2,060,285	2,666,215	2,151,682
Deposits	5,455,956	7,060,553	6,772,629
Fixed deposit	231,821	300,000	-
Prepayments	123,762	160,160	430,767
GST receivables	18,536	23,987	-
Accrued revenue	19,144	24,774	-
Other receivables:
- third parties	81,762	105,811	134,188
	7,991,266	10,341,500	9,489,266

Trade receivables are unsecured, non-interest bearing and are generally on 60 days terms (June 30, 2025: 60 days).

There is no other class of financial assets that is past due and/or impaired except for trade receivables.

Trade and other receivables are denominated in Singapore Dollar.

The deposits include payments made for custodian services amounting to S$4,701,220 (US$3,632,810), which are classified as non-financial assets and earmarked for use in upcoming mergers and acquisitions within the Singapore market.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

12.	Trade and other receivables (Continued)

The movement in allowance for expected credit losses of trade receivables computed based on lifetime ECL was as follows:

	2026	2026	2025
	US$	S$	S$

Beginning of financial year	462,593	588,373	460,413
Allowance for expected credit losses	344,159	455,645	277,101
Less: Reversal of allowance for expected credit losses	(137,752)	(178,265)	(149,141)
End of financial year	669,000	865,753	588,373

13.	Cash and cash equivalents

	2026	2026	2025
	US$	S$	S$

Cash on hand	372	481	395
Cash at banks	409,092	529,406	3,044,071
	409,464	529,887	3,044,466

14.	Amount due from/to related parties

Amount due from related parties

Amount due from related parties consist of amount due from shareholders. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

14.	Amount due from/to related parties (continued)

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

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

15.	Borrowings

	2026	2026	2025
	US$	S$	S$

Current:
- Lease liabilities	2,079,887	2,691,582	2,059,748
- Bank borrowings	1,989,904	2,575,135	-
	4,069,791	5,266,717	2,121,119

Non-current:
- Lease liabilities	2,619,525	3,389,927	2,956,727
	2,619,525	3,389,927	2,956,727
	6,689,316	8,656,644	5,077,846

The breakdown of borrowings are as follows:

	2026	2026	2025
	US$	S$	S$

Term loan #1	-	-	-
Term loan #2	-	-	-
Term loan #3	-	-	-
Term loan #4	-	-	-
Term loan #6	-	-	-
Term loan #7	-	-	-
Term loan #9	-	-	-
Term loan #10	-	-	-
Term loan #11	-	-	-
Term loan #12	-	-	-
Term loan #13	1,989,904	2,575,135	-
	1,989,904	2,575,135	-

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

15.	Borrowings (Continued)

The details of borrowings are as follows:

Term loan	Facility amount		Effective interest rate	Maturity date
			% p.a.

Term loan #1	S$	600,000	2.50%	October 2025
Term loan #2	S$	1,000,000	2.75%	October 2025
Term loan #3	S$	600,000	2.75%	November 2025
Term loan #4	S$	700,000	2.50%	November 2025
Term loan #6	S$	1,400,000	2.25%	April 2026
Term loan #7	S$	1,000,000	2.75%	October 2025
Term loan #9	S$	850,000	2.25%	April 2026
Term loan #10	S$	600,000	2.75%	November 2025
	S$	1,000,000	3.00%	November 2025
	S$	500,000	2.50%	March 2026
	S$	529,890	1.53%	December 2035
	S$	501,670	1.53%	December 2035
Term loan #11	S$	400,000	2.25%	January 2026
	S$	1,500,000	2.50%	December 2025
Term loan #12	S$	4,000,000	4.30%	One-month term, upon maturity
Term loan #13	S$	3,000,000	9.35%	November 2028

Term loan #1 to #12 was fully settled during the financial year, and as at June 30, 2025.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

15.	Borrowings (Continued)

A reconciliation of liabilities arising from financing activities is as follows:

	Beginning		Proceed	Non-cash changes
	of financial year	Cash flows	from bank borrowings	Addition	Accretion of interests	Other	Fair value reserve	End of financial year
	US$	US$	US$	US$	US$	US$	US$	US$

June 30, 2026
Liabilities
Lease liabilities	3,923,844	(2,263,643)	-	3,222,725	30,808	(214,321)	-	4,699,413
Bank borrowings	-	(328,310)	2,318,213	-	-	-	-	1,989,903

	3,923,844	(2,591,953)	2,318,213	3,222,725	30,808	(214,321)	-	6,689,316

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

15.	Borrowings (Continued)

	Beginning		Proceed	Non-cash changes
	of financial year	Cash flows	from bank borrowings	Addition	Accretion of interests	Other	Fair value reserve	End of financial year
	S$	S$	S$	S$	S$	S$	S$	S$

June 30, 2026
Liabilities
Lease liabilities	5,077,846	(2,929,380)	-	4,170,528	39,869	(277,354)	-	6,081,509
Bank borrowings	-	(424,865)	3,000,000	-	-	-	-	2,575,135

	5,077,846	(3,354,245)	3,000,000	4,170,528	39,869	(277,354)	-	8,656,644

June 30, 2025
Liabilities
Bank overdraft	-	-	61,371	-	-	-	-	61,371
Lease liabilities
- Current	28,500	(1,096,308)	-	4,524,209	114,966	(1,511,619)	-	2,059,748
- Non-current	-	-	-	-	-	50,087	2,906,640	2,956,727
Bank borrowings
- Current	2,677,856	(6,766,838)	4,000,000	-	88,982	-	-	-
- Non-current	1,583,434	(1,583,434)	-	-	-	-		-

	4,289,790	(9,446,580)	4,061,371	4,524,209	203,948	(1,461,532)	2,906,640	5,077,846

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

16.	Trade and other payables

	2026	2026	2025
	US$	S$	S$

Trade payables
- third parties	1,588,441	2,055,601	2,056,665
Accruals	565,914	732,348	1,439,072
GST payables	163,531	211,626	279,638
Advance payment	1,285	1,663	-
Other payables
- third parties	427,322	552,998	2,799,410
	2,746,493	3,554,236	6,574,785

Trade payables are non-interest bearing and are normally settled on 30 to 90 days terms (June 30, 2025: 30 to 90 days).

Other payables are non-trade related, unsecured, non-interest bearing, repayable on demand and are to be settled in cash.

Trade and other payables are denominated in Singapore Dollar.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

17.	Share capital

The Company was established under the laws of BVI on August 10, 2023 with authorized share of 16,250,000 ordinary shares amounting to S$24,455,170 (US$18,362,500) at a subscription price of US$1.13 per share at the time of incorporation.

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

As of June 30, 2025, 18,785,750 ordinary shares of the Company were issued in total.

In June 2026, the number of issued and outstanding ordinary shares of the Company was reduced from 18,785,750 to 1,582,111.

18.	Contingent liabilities

On July 23, 2026, subsequent to the financial period ended June 30, 2026, a securities class action lawsuit was filed in the Supreme Court of the State of New York, County of New York, United States of America, naming Basel Medical Group Ltd. (the “Company”), together with several other companies and parties, as defendants. The lawsuit alleges violations of certain provisions of the United States Securities Act of 1933 in connection with alleged misstatements and omissions in registration statements and prospectuses relating to initial public offerings. The plaintiffs are seeking compensatory damages and other relief, the amounts of which have not been quantified.

Management, having considered the advice of the Company’s US legal counsel, believes that the allegations are without merit and that the likelihood of an outflow of economic resources arising from the proceedings is remote. Accordingly, no provision has been recognised in the financial statements in respect of this matter.

The Company will continue to monitor the proceedings and reassess any potential financial implications as further developments arise.

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

The carrying amount of lease liabilities (included under borrowings) and the movements during the year are disclosed in Note 15 and the maturity analysis of lease liabilities is disclosed in Note 24 under liquidity risk. The Company adopt 5% as weighted average borrowings rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 2 years.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

19.	Leases (Continued)

(c)	Amounts recognized in profit or loss

	2026	2026	2025
	US$	S$	S$

Depreciation of right-of-use assets	2,761,485	3,544,719	1,073,469
Interest expense on lease liabilities	210,181	269,794	114,966
Lease expense not capitalized in lease liabilities:
- Expense relating to short-term leases	5,191	6,663	-
Total amount recognized in profit or loss	2,976,857	3,821,176	1,188,435

(d)	Total cash outflow

The Company had total cash outflows for leases of S$2,868,009 (US$2,216,219) (June 30, 2025: S$1,096,308).

(e)	Extension options

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

For year ended June 30, 2026 and 2025

20.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period:

	2026	2026	2025
	US$	S$	S$

Interest income on loan to related party	8,886	11,500	1,917
Management fee	3,817,305	4,900,000	4,900,000
Payment made on behalf to related parties	1,145,396	1,482,257	4,725

Compensation of key management personnel

	2026	2026	2025
	US$	S$	S$

Salaries and bonuses	303,505	389,587	693,000
CPF	25,893	33,237	59,194
	329,398	422,824	752,194

21.	Impairment loss on goodwill

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

22.	Share based payment reserve

In February 2025, the company entered into an employment contract with an employee in which the employee is entitled to S$25,000 worth of the company’s share per month, based on the actual share price for the month. The movement and number of shares are as follows:

Date	S$	US$	Share price	Number of shares
As at July 1, 2024				-
Entitlement
March 19, 2025	25,000	18,755	4.04	4,642
April 19, 2025	25,000	19,064	4.45	4,284
May 19, 2025	25,000	19,321	2.37	8,152
June 19, 2025	25,000	19,465	2.67	7,290
Total entitlement	100,000	76,605		24,368
As at June 30, 2025				24,368
July 21, 2025	25,000	19,526	2.34	8,344
August 19, 2025	25,000	19,463	1.91	10,190
September 19, 2025	25,000	19,458	1.84	10,546
October 21, 2025	25,000	19,311	1.64	11,775
November 19, 2025	25,000	19,209	1.15	16,703
December 19, 2025	25,000	19,378	0.72	26,914
January 20, 2026	25,000	19,427	0.76	25,562
February 19, 2026	25,000	19,706	0.68	28,979
March 19, 2026	25,000	19,490	0.60	32,321
April 20, 2026	25,000	19,680	0.57	34,467
May 19, 2026	25,000	19,554	0.66	29,763
June 22, 2026	25,000	19,369	6.85	2,828
Total entitlement	400,000	310,176		262,760

As at June 30, 2026, the Group recognised share-based expense of S$400,000 (US$310,176) and the employee is entitled to 262,760 shares and expected to be granted by June 30, 2027.

23.	Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities
	2026		2025	2026		2025
	US$	S$	S$	US$	S$	S$
Property, plant and equipment	(7,591)	(9,822)	1,265	-	-	18,890
Right-of-use assets	-	-	-	-	-	267,240
Inventories	-	-	-	-	-	19,170
Trade receivables	(37,971)	(49,140)	(49,140)	-	-	55,080
Other payable	-	-	-	-	-	5,900
Lease liabilities	-	-	-	-	-	(247,770)
Others	-	-	-	-	-	5,300
Net deferred tax (assets) liabilities	(45,562)	(58,962)	(47,875)	-	-	123,810

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

Movement in deferred tax balances:

	Balance as at July 1, 2024	Recognized in profit or loss	Acquired in business combinations	Balance as at June 30, 2025	Balance as at July 1, 2025	Recognized in profit or loss	Balance as at June 30, 2026
	S$	S$	S$	S$	S$	S$	S$
Property, plant and equipment	1,265	-	18,890	20,155	20,155	(16,973)	3,182
Right-of-use assets	-	-	267,240	267,240	267,240	-	267,240
Inventories	-	-	19,170	19,170	19,170	-	19,170
Trade receivables	(78,270)	29,130	55,080	5,940	5,940	-	5,940
Other payable	-	-	5,900	5,900	5,900	-	5,900
Lease liabilities	-	-	(247,770)	(247,770)	(247,770)	-	(247,770)
Others	-	-	5,300	5,300	5,300		5,300
Net deferred tax (assets) liabilities	(77,005)	29,130	123,810	75,935	75,935	(6,683)	58,962

24.	Fair value of assets and liabilities

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

For year ended June 30, 2026 and 2025

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

For year ended June 30, 2026 and 2025

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

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$	US$	US$
June 30, 2026
Cash and cash equivalents	13	I	12-month ECL	409,464	-	409,464
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,729,285	(669,000)	2,060,285
Other receivables	12	I	12-month ECL	81,762	-	81,762
Deposits	12	I	12-month ECL	5,455,956	-	5,455,956
Amount due from related parties	14	I	12-month ECL	768,730		768,730
					(669,000)

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$	S$	S$
June 30, 2026
Cash and cash equivalents	13	I	12-month ECL	529,887	-	529,887
Trade receivables	12	Note 1	Lifetime ECL (simplified)	3,531,968	(865,753)	2,666,215
Other receivables	12	I	12-month ECL	105,811	-	105,811
Deposits	12	I	12-month ECL	7,060,553	-	7,060,553
Amount due from related parties	14	I	12-month ECL	994,812	-	994,812
					(865,753)

June 30, 2025
Cash and cash equivalents	13	I	12-month ECL	3,044,466	-	3,044,466
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,740,055	(588,373)	2,151,682
Other receivables	12	I	12-month ECL	134,188	-	134,188
Deposits	12	I	12-month ECL	6,772,629	-	6,772,629
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

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Trade receivables
	Days past due
	Not past due	1 - 60 days	61 - 120 days	> 120 days	> 365 days	Total
	US$	US$	US$	US$	US$	US$

June 30, 2026
ECL rate	19%	39%	72%	88%	100%
Estimated total gross carrying amount at	163,199	334,987	620,585	751,573	858,941	2,729,285
ECL	(40,003)	(82,112)	(152,117)	(184,225)	(210,543)	(669,000)
						2,060,285

	Trade receivables
	Days past due
	Not past due	1 - 60 days	61 - 120 days	> 120 days	> 365 days	Total
	S$	S$	S$	S$	S$	S$

June 30, 2026
ECL rate	19%	39%	72%	88%	100%
Estimated total gross carrying amount at	211,196	433,507	803,099	972,611	1,111,555	3,531,968
ECL	(51,768)	(106,261)	(196,855)	(238,406)	(272,463)	(865,753)
						2,666,215

June 30, 2025
ECL rate	15%	54%	54%	59%	59%
Estimated total gross carrying amount at	804,724	979,987	244,561	386,405	324,378	2,740,055
ECL	(116,455)	(174,010)	(68,020)	(135,819)	(94,069)	(588,373)
						2,151,682

Information regarding movement of loss of allowance of trade receivables is disclosed in Note 12.

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

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

Exposure to credit risk

The Group have no significant concentration of credit risk other than those balances with related company comprising 1% (June 30, 2025: 2% and 1%) of trade receivables. The Group has credit policies and procedures in place to minimise and mitigate its credit risk exposure.

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

For year ended June 30, 2026 and 2025

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

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
June 30, 2026
Financial assets
Trade and other receivables	7,848,968	7,848,968	7,848,968	-
Amount due from related parties	768,730	768,730	768,730	-
Cash and cash equivalents	409,464	409,464	409,464	-
Total undiscounted financial assets	9,027,162	9,027,162	9,027,162	-

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

25.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
June 30, 2026 (Continued)
Financial liabilities
Trade and other payables	2,582,962	2,582,962	2,582,962	-
Lease liabilities	4,699,412	4,876,990	2,215,135	2,661,855
Amount due to related parties	744,038	744,038	744,038	-
Borrowings	1,989,904	1,989,904	1,989,904	-
Total undiscounted financial liabilities	10,016,316	10,193,894	7,532,039	2,661,855

Total net undiscounted financial (liabilities)/ assets	(989,154)	(1,166,732)	1,495,123	(2,661,855)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2026
Financial assets
Trade and other receivables	10,157,353	10,157,353	10,157,353	-
Amount due from related parties	994,812	994,812	994,812	-
Cash and cash equivalents	529,887	529,887	529,887	-
Total undiscounted financial assets	11,682,052	11,682,052	11,682,052	-

Financial liabilities
Trade and other payables	3,342,610	3,342,610	3,342,610	-
Lease liabilities	6,081,509	6,311,312	2,866,606	3,444,706
Amount due to related parties	962,860	962,860	962,860	-
Borrowings	2,575,135	2,575,135	2,575,135	-
Total undiscounted financial liabilities	12,962,114	13,191,917	9,747,211	3,444,706

Total net undiscounted financial (liabilities)/ assets	(1,280,062)	(1,509,865)	1,934,841	(3,444,706)

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

25.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2025
Financial assets
Trade and other receivables	8,924,312	8,924,312	8,924,312	-
Cash and cash equivalents	3,044,466	3,044,466	3,044,466	-
Total undiscounted financial assets	11,968,778	11,968,778	11,968,778	-

Financial liabilities
Trade and other payables	6,295,147	6,295,147	6,295,147	-
Lease liabilities	5,016,475	5,244,654	2,210,787	3,033,867
Amount due to related parties	1,450,305	1,450,305	1,450,305	-
Borrowings	61,371	61,371	61,371	-
Total undiscounted financial liabilities	12,823,298	13,051,477	10,017,610	3,033,867

Total net undiscounted financial assets/ (liabilities)	(854,520)	(1,082,699)	1,951,168	(3,033,867)

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2026 and 2025

26.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets, at FVPL, financial assets measured at amortized cost and financial liabilities at amortized cost were as follows:

	June 30, 2026	June 30, 2026	June 30, 2025
	US$	S$	S$

Financial assets measured at amortized cost
Trade and other receivables	7,848,968	10,157,353	8,924,312
Cash and cash equivalents	409,464	529,887	3,044,466
Amount due from related parties	768,730	994,812	-
Total financial assets measured at amortized cost	9,027,162	11,682,052	11,968,778

Financial liabilities measured at amortized cost
Trade and other payables	2,582,962	3,342,610	6,295,147
Amount due to related parties	744,038	962,860	1,450,305
Borrowings	1,989,904	2,575,135	61,371
Total financial liabilities measured at amortized cost	5,316,904	6,880,605	7,806,823

27.	Capital management

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

No changes were made in the objectives, policies or processes during the financial year ended June 30, 2026.

The Group is not subjected to either internal or external imposed capital requirement. The Group’s overall strategy remains unchanged from 2025.

28.	Events occurring after the reporting period

Subsequent to the financial year end, a subsidiary of the Group, Eyetrust Medical Pte Ltd, ceased its operations and was officially struck off from the register by the Accounting and Corporate Regulatory Authority (ACRA) with effect from September 17, 2026.

Subsequent to the financial year end, the application for the striking off of Pharma Avenue Pte Ltd, a subsidiary of the Group, was initiated and is currently in progress with the Accounting and Corporate Regulatory Authority (ACRA).

